

SKYWORKS®

2024

Annual Report

Notice of 2025 Annual Meeting
and Proxy Statement

Connecting Everyone and Everything, All the Time.



AV/EV



Connected Home



Wearables



Emergency Response



Industrial Automation



Location-Based Services



Infrastructure



Telemedicine



Artificial Intelligence



Smart Cities

Executive Management Team



Philip G. Brace
*Director, Chief Executive Officer
and President*



Carlos S. Bori
*Senior Vice President,
Sales and Marketing*



Kari Durham
*Senior Vice President,
Human Resources*



Yusuf Jamal
*Senior Vice President
and General Manager,
Diversified Analog Solutions*



Reza Kasnavi
*Executive Vice President,
Chief Operations and
Technology Officer*



Joel R. King
*Senior Vice President
and General Manager,
Mobile Solutions*



Brian Mirkin
*Senior Vice President
and General Manager,
Mixed Signal Solutions*



Kris Sennesael
*Senior Vice President and
Chief Financial Officer*



Robert J. Terry
*Senior Vice President,
General Counsel
and Secretary*

Fiscal 2024 Overview



~10,100 employees



17 countries in which Skyworks has employees



7-year average employee tenure



13-year average executive tenure



>6,000 customers



~6,000 unique products



~5,000 patents



Increased sourcing of renewable energy



March 28, 2025

Dear Stockholder:

You are invited to attend the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Skyworks Solutions, Inc., to be held at:

    Time: 11:00 a.m. PDT
    Date: Wednesday, May 14, 2025
    Website: www.virtualshareholdermeeting.com/SWKS2025

You will be able to attend and participate in the Annual Meeting online at the website address above, where you will be able to listen to the meeting live, submit questions, and vote. We look forward to your participation online or by proxy. The attached Notice of 2025 Annual Meeting of Stockholders and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting.

Whether or not you plan to attend the Annual Meeting online, and regardless of how many shares you own, it is important that your shares be represented at the Annual Meeting. Accordingly, if you are a stockholder of record, we urge you to complete the proxy and return it to us promptly in the postage prepaid envelope provided, or to complete and submit your proxy by telephone or via the internet in accordance with the instructions on the proxy card. If your shares are held in "street name," that is, held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted. If you do attend the Annual Meeting online and wish to vote at that time, you may revoke a previously submitted proxy by voting at the meeting.

Sincerely yours,

Robert J. Terry
Senior Vice President, General Counsel and Secretary

Letter from Chairman of the Board

Dear Fellow Stockholder:

On behalf of the entire Board of Directors, I thank you for your continued support of Skyworks.

Despite macroeconomic headwinds and a challenging year, our resilient business model allowed us to generate annual operating cash flow of $1.825 billion for fiscal year 2024. This enabled us to increase the total amount of our quarterly dividends distributed this past year compared to fiscal year 2023, and to continue making critical investments in both strategic core competencies and the diversification and reach of our business to drive long-term stockholder value.

As the competitive landscape has intensified, these investments are more important than ever, and we remain steadfast in our commitment to invest and innovate around our technology roadmaps. We continue to deliver leading edge wireless solutions to key customers by leveraging our sustained investments in semiconductor and filter technologies, advanced packaging and heterogeneous integration capabilities. With our global manufacturing footprint, these investments will enable us to compete for and deliver wireless, mixed signal and analog solutions to a wide array of customers and segments ranging from mobile to IoT, automotive, and data center.

Following a robust search process, in February 2025 we welcomed Philip G. Brace as our President and Chief Executive Officer and as a member of the Board of Directors. Phil's appointment was the culmination of a comprehensive and thoughtful succession planning process led by our Board and conducted with the help of an executive search firm. In choosing the next leader for Skyworks, the Board of Directors was focused on finding an individual with the skills, experience, and leadership to take Skyworks to the next level as we work to deliver operational excellence, innovate leading technologies and diversify our offerings in a dynamic industry. Phil has deep knowledge of the semiconductor, server, IoT and storage industries and has strong experience leading businesses to identify and capture market growth opportunities. Phil's strategic insight and leadership ability reinforce our confidence that the Company will deliver on our long-term strategy and initiatives. We also want to thank Liam Griffin for his leadership as Chief Executive Officer and the many contributions he made to Skyworks over his 23 years at the Company.

Our Board believes that stockholder engagement is a fundamental element of sound corporate governance. In 2024, we reached out to stockholders representing approximately 54% of our outstanding stock and held discussions with all stockholders who expressed interest in engaging. Discussion topics included executive compensation, corporate governance and sustainability efforts. After discussions with stockholders, we made responsive changes to our executive compensation program by increasing the performance and vesting periods for the EBITDA margin percentile ranking metric for fiscal year 2025 performance share awards. Stockholder feedback remains a valued input in Board decision-making.

Last year, we published our 2023 Sustainability Report, providing updates on topics including environmental responsibility, cybersecurity, and supply chain management. We were pleased to announce that we strengthened our scope 1 and 2 CO_2e emissions reduction target and disclosed certain scope 3 CO_2e emissions data for the first time. We also reported improvements in scope 1 and 2 CO_2e emissions. During our stockholder engagement, many of our stockholders provided feedback supporting our sustainability journey and encouraged us to continue on our path.

Thank you for your investment in Skyworks and continued confidence in the Board. We look forward to continuing our dialogue with you in the year to come.

With appreciation,

Christine King

Christine King
Chairman of the Board



NOTICE OF 2025 ANNUAL MEETING OF STOCKHOLDERS



Date and Time
May 14, 2025
11:00 a.m. PDT



Location
www.virtualshareholdermeeting.com/
SWKS2025



Record Date
March 20, 2025

Items of Business

1. To elect nine individuals nominated to serve as directors of the Company with terms expiring at the 2026 Annual Meeting of Stockholders and named in the Proxy Statement;

2. To ratify the selection by the Company's Audit Committee of KPMG LLP as the independent registered public accounting firm for the Company for our fiscal year ending October 3, 2025 ("fiscal year 2025");

3. To approve, on an advisory basis, the compensation of the Company's named executive officers;

4. To consider two stockholder proposals, if properly presented at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"); and

5. To transact such other business as may properly come before the Annual Meeting.

Your Vote Is Important.

To ensure your representation at the Annual Meeting, please submit your proxy or voting instructions as soon as possible by using any of the following methods, as described in greater detail on your proxy card or voter instruction form.



Internet



Phone



Mail

The accompanying Proxy Statement includes further information about how to attend the Annual Meeting online, vote your shares online during the Annual Meeting, and submit questions online during the Annual Meeting.

By Order of the Board of Directors,

Robert J. Terry

Robert J. Terry
Senior Vice President, General Counsel and Secretary
Irvine, California • March 28, 2025

PROXY STATEMENT 2025

Table of Contents





PROXY STATEMENT SUMMARY

This summary highlights financial and other accomplishments during our fiscal year ended September 27, 2024 ("fiscal year 2024"), as well as information generally contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider in advance of the 2025 Annual Meeting of Stockholders, and we encourage you to read the entire Proxy Statement before voting your shares.

2025 Annual Meeting of Stockholders



Date and Time
May 14, 2025
11:00 a.m. PDT



Location
www.virtualshareholdermeeting.com/
SWKS2025



Record Date
March 20, 2025

Matters to be Voted Upon

Your vote is very important to us. Please cast your vote on all of the proposals to ensure that your shares are represented.

Proposal	Required Vote for Approval	Board Recommendation		See Page
1. Election of Directors	For each director, majority of votes cast	FOR Each Nominee	✓	8
2. Ratification of Appointment of KPMG LLP	Majority of votes present and entitled to vote	FOR	✓	28
3. Advisory Vote to Approve Compensation of Named Executive Officers	Majority of votes present and entitled to vote	FOR	✓	31
4. Stockholder Proposal Regarding Simple Majority Vote, if Properly Presented at the Annual Meeting	Majority of votes present and entitled to vote	NEUTRAL	⊖	66
5. Stockholder Proposal Regarding Disclosure of Scope 3 Greenhouse Gas Emissions, if Properly Presented at the Annual Meeting	Majority of votes present and entitled to vote	AGAINST	✗	69

Financial Highlights from Fiscal Year 2024

During the fiscal year ended September 27, 2024 ("fiscal year 2024"), the Company delivered solid results despite ongoing macroeconomic volatility, reflecting our resilient business model and operational excellence. We continued making strategic investments in growth areas and sought to expand our customer base and diversify the reach of our business, positioning us to capture new opportunities across a range of markets benefitting from secular trends.

- Delivered net revenue of **$4.2 billion**
- Achieved operating margin of **15.3%** on a GAAP basis (**27.2%** on a non-GAAP basis)[1]
- Posted diluted earnings per share of **$3.69** on a GAAP basis (**$6.27** on a non-GAAP basis)[1]
- Generated annual operating cash flow of **$1.825 billion, or 44%** operating cash flow margin**,** and free cash flow[1] of **$1.668 billion, or 40%** free cash flow margin[1]
- Raised our quarterly dividend from **$0.68** per share to **$0.70** per share
- Returned approximately **$516 million** to stockholders through dividends and share repurchases
- Repaid **$300 million** of debt



**Quarterly Dividends:
Fiscal Years 2015 – 2024**

---

(1)   Please see table on page 83 for a full reconciliation of non-GAAP results to GAAP results. The term "GAAP" means United States Generally Accepted Accounting Principles.

Other Accomplishments from Fiscal Year 2024

Throughout fiscal year 2024, our connectivity and analog mixed-signal solutions enabled a broad set of applications across mobile, Internet of Things ("IoT"), automotive, industrial, data center and 5G wireless infrastructure, providing essential technologies and products to industry-leading customers throughout the world. Highlights from the year include:

- Secured 5G content for premium Android smartphones
- Delivered next-generation smart energy solutions
- Achieved several audio System-on-a-Chip design wins for wireless gaming and soundbars
- Increased design win momentum in automotive including 5G front-end modules, infotainment, and digital isolators, across leading original equipment manufacturers
- Secured several design wins in infrastructure, including optical transport products with a major operator in India and timing devices for 5G small cells for private networks
- Achieved International Automotive Task Force ("IATF") 16949 automotive certification at multiple facilities





Cash Flow Generation

(2)   Please see table on page 83 for a full reconciliation of non-GAAP results to GAAP results.

Our Director Nominees

Nine nominees, each of whom currently serves as a director, have been nominated for election to our Board of Directors (the "Board") to serve until the 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting") and until their successors are elected and qualified or until their earlier resignation or removal. Additional information on each nominee may be found below under "*Election of Directors.*" The following table lists the nine nominees, their age, the year such nominees were first elected as directors of the Company, their principal occupation, their independence status, their Board committee membership(s) as of March 1, 2025, and the number of other public company boards on which they serve.

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships	Other Public Company Boards
Christine King *Chairman of the Board*	75	2014	Retired Executive Chairman, QLogic	•	AC, CC (C)	–
Philip G. Brace	54	2025	CEO and President, Skyworks Solutions		–	1
Alan S. Batey	62	2019	Retired EVP and President of North America, General Motors	•	CC	–
Kevin L. Beebe	66	2004	President and CEO, 2BPartners	•	NCGC (C)	2
Eric J. Guerin	53	2022	CFO, RB Global, Inc.	•	AC	–
Suzanne E. McBride	56	2022	COO, Iridium Communications	•	NCGC	1
David P. McGlade	64	2005	Retired Executive Chairman, Intelsat	•	AC (C), NCGC	–
Robert A. Schriesheim	64	2006	Chairman, Truax Partners	•	AC, CC	2
Maryann Turcke	59	2023	Former Chief Operating Officer, National Football League	•	NCGC	2

"AC" indicates Audit Committee, "CC" indicates Compensation Committee, "NCGC" indicates Nominating and Corporate Governance Committee, and "(C)" indicates Committee Chair. Three of the director nominees are female and one is African-American or Black.

The nine director nominees standing for reelection to the Board have diverse backgrounds, skills, and experiences. We believe their varied backgrounds, skills, and experiences contribute to an effective and well-balanced Board that is able to provide valuable insight to, and effective oversight of, our senior management team.



Director Independence

88.8%
Independent

Director Tenure

< 5 Years

9.4
Years Average Tenure

> 10 Years

5-10 Years

Corporate Governance Highlights

The Company has a proven track record of sound and effective corporate governance practices and policies, including those highlighted below.

Corporate Governance Best Practices	
Annually Elected Directors	All of our directors are elected annually
Majority Vote Standard	In uncontested elections, directors are elected by a majority of votes cast
Board Leadership	Our current Board Chairman is independent. At times when the Chairman is not independent, the Board selects a lead independent director with a robust set of duties set forth in our corporate governance guidelines
Executive Sessions	Our independent directors regularly meet in executive sessions without management, with the Chairman or Lead Independent Director presiding
Independent Board Committees	All members of the Board's three standing committees are independent directors
Board Refreshment	Our Board regularly takes steps to refresh its membership, including adding four new directors since 2022
Risk Assessment	Our Board and its committees regularly review management's processes for identifying, assessing, and managing risks
Annual Board Assessment	The Nominating and Corporate Governance Committee oversees an annual evaluation of the effectiveness of the Board, each committee, and individual directors
Executive Succession Planning	The Board periodically reviews and approves the executive succession plan in consultation with the Compensation Committee and the Chief Executive Officer
No "Poison Pill"	The Board has not adopted a "poison pill"
Stock Ownership Requirements	All directors and executive officers are subject to robust stock ownership requirements
Prohibition on Pledging	We prohibit our directors and employees from pledging Company securities
Special Meeting Right	Our stockholders have the right to call a special meeting of the Company's stockholders
Proxy Access	Eligible stockholders may nominate their own director nominees to be included in the Company's proxy materials
Regular Stockholder Engagement	We regularly conduct outreach to our stockholders to understand their perspectives on various matters
Director Commitments	All directors are subject to our policy on director public company board commitments and annual review by the Nominating and Corporate Governance Committee regarding those commitments

SKYWORKS

Compensation Highlights

Under our pay-for-performance philosophy, we believe that executive compensation should be strongly aligned with the interests of our long-term stockholders. As a result, a substantial portion of the annual compensation for each of our Chief Executive Officer, our Chief Financial Officer, and our three next most highly paid executive officers during fiscal year 2024, as determined under the rules of the SEC (the "Named Executive Officers") is tied to Company performance and stock price performance. The charts below show the target total direct compensation mix for fiscal year 2024 for our Chief Executive Officer and the average for the other Named Executive Officers, in each case reflecting actual salary, target short-term incentive award, and the grant date fair value of long-term stock-based compensation awards.



Chief Executive Officer
Base Salary 7%
Short-Term Incentive 11%
Restricted Stock Units 33%
Long-Term Stock-Based Incentive 82%
Performance Shares 49%
At Risk (gray circle)
Subject to Performance Metrics (blue circle)
Other Named Executive Officers
Base Salary 12%
Short-Term Incentive 10%
Restricted Stock Units 31%
Long-Term Stock-Based Incentive 77%
Performance Shares 46%

Stockholder Engagement

Engagement with the Company's stockholders is a critical part of our commitment to good corporate governance, and we regularly conduct outreach to our stockholders to understand their perspectives on various matters. Most recently, we engaged in formal stockholder outreach following the 2024 Annual Meeting of Stockholders (the "2024 Annual Meeting") and through January 2025. We contacted twenty of our largest institutional stockholders representing approximately 54% of the Company's shares outstanding. Stockholders representing approximately 44% of the Company's shares outstanding responded to the outreach, and we held engagement meetings with those stockholders who wanted to meet, representing approximately 36% of the Company's outstanding shares. Our Chairman of the Board, who was then serving as Lead Independent Director, also participated in select engagement.



We Contacted Stockholders Representing

~54%
of Our Shares Outstanding

We Received Responses to Our Outreach from Stockholders Representing

~44%
of Our Shares Outstanding

We Held Engagement Meetings with Stockholders Representing

~36%
of Our Shares Outstanding

Topics of conversation in the engagement meetings included executive compensation, our corporate governance practices, Board composition and skills, our sustainability accomplishments and progress, our efforts to eliminate the supermajority vote provisions from our Restated Certificate of Incorporation, and other topics, with many stockholders expressing approval of the Company's demonstrated history of robust disclosure and stockholder responsiveness, including relating to compensation policies and plan designs. A summary of the stockholder engagement was provided to the Board.

ELECTION OF DIRECTORS

Under this Proposal 1, you are being asked to consider nine nominees for election to our Board to serve until the 2026 Annual Meeting and until their successors are elected and qualified or until their earlier resignation or removal. Each nominee for election has agreed to serve if elected, and the Board knows of no reason why any nominee should be unable or unwilling to serve. If a nominee is unable or unwilling to serve, the attorneys-in-fact named in this Proxy Statement will vote any shares represented at the meeting by proxy for the election of another individual nominated by the Board, if any. No nominee or executive officer is related by blood, marriage, or adoption to any other director, nominee, or executive officer. No arrangements or understandings exist between any director or person nominated for election as a director and any other person pursuant to which such person is to be selected as a director or nominee for election as a director.

Proxies cannot be voted for a greater number of individuals than the number of nominees named in this Proxy Statement.

The following table lists the nine nominees for election as directors, the year such nominees were first elected as directors of the Company, and their Board committee memberships as of March 1, 2025. The table also lists the number of meetings held by each committee during fiscal year 2024.

Name	Director Since	Independent	Committee Memberships		
			AC	CC	NCGC
Christine King, Chairman of the Board	2014	•	•	C	
Alan S. Batey	2019	•		•	
Kevin L. Beebe	2004	•			C
Philip G. Brace	2025				
Eric J. Guerin	2022	•	•		
Suzanne E. McBride	2022	•			•
David P. McGlade	2005	•	C		•
Robert A. Schriesheim	2006	•	•	•	
Maryann Turcke	2023	•			•
Number of Meetings in FY2024			**8**	**5**	**3**

"AC" indicates Audit Committee, "CC" indicates Compensation Committee, "NCGC" indicates Nominating and Corporate Governance Committee, and "C" indicates Committee Chair

Immediately below this proposal is biographical information about each of the director nominees, including information regarding each nominee's business experience for the past five years, and the names of other public companies for which each nominee currently serves or has served as a director during the past five years. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes, and skills that led our Nominating and Corporate Governance Committee and our Board to conclude that he or she should serve as a director, we also believe that each of our directors has a reputation for integrity, honesty, and adherence to high ethical standards. They have each demonstrated business acumen, an ability to exercise sound judgment, knowledge of our business and industry, and the willingness to devote the time needed to be an effective director.

Majority Vote Standard for Election of Directors

A nominee for election as a director in an uncontested election (an election where the number of nominees for election as directors is equal to or less than the number of directors to be elected) will be elected if the number of votes cast "**FOR**" such nominee's election exceeds the number of votes cast "**AGAINST**" the nominee's election. In a contested election (in which the number of nominees for election as directors exceeds the number of directors to be elected at such meeting), directors are elected by a plurality of all votes cast in such election. The election of directors at this Annual Meeting is uncontested. As a result, each nominee for election as a director at the Annual Meeting will only be elected if the votes cast "**FOR**" such nominee exceed the number of votes cast "**AGAINST**" such nominee. As required by our corporate governance guidelines, which are available on the Investor Relations portion of the Company's website at www.skyworksinc.com, each incumbent director who is a nominee for election as a director at the Annual Meeting submitted to the Board an irrevocable resignation that would become effective if the votes cast "**FOR**" such nominee's election do not exceed the votes cast "**AGAINST**" such nominee's election and our Board determines to accept his or her resignation. Upon such resignation by a nominee and pursuant to the procedures set forth in the corporate governance guidelines, the Nominating and Corporate Governance Committee will evaluate the best interests of our Company and stockholders and will recommend to our Board the action to be taken with respect to the resignation. The Board will then decide whether to accept, reject, or modify the Nominating and Corporate Governance Committee's recommendation, and the Company will publicly disclose such decision by the Board with respect to the director nominee.

Shares represented by all proxies received by the Board that are properly completed, but do not specify a choice as to the election of directors, will be voted "**FOR**" the election of all nine of the nominees.

 *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NINE NOMINEES IN PROPOSAL 1*

Nominees for Election

| **Christine King,** *Chairman of the Board* | Director since: 2014 • Age: 75 |

Ms. King has been Chairman of the Board since February 2025. She first joined the Board in 2014 and served as Lead Independent Director from 2019 to February 2025. She served as Executive Chairman of QLogic Corporation (a publicly traded developer of high-performance server and storage networking connectivity products) from August 2015 until August 2016, when it was acquired by Cavium, Inc. Previously, she served as Chief Executive Officer of Standard Microsystems Corporation ("Standard Microsystems") (a publicly traded developer of silicon-based integrated circuits utilizing analog and mixed-signal technologies) from 2008 until the company's acquisition in 2012 by Microchip Technology, Inc. Prior to Standard Microsystems, Ms. King was Chief Executive Officer of AMI Semiconductor, Inc., a publicly traded company, from 2001 until it was acquired by ON Semiconductor Corp. in 2008.

Qualifications: Ms. King's qualifications to serve as a director include her extensive management and operational experience in the high-tech and semiconductor industries as well as her significant strategic and financial expertise.

Committee(s)
- Audit
- Compensation (Chair)

Other Public Company Boards

Current
- None

Past 5 Years
- Allegro MicroSystems, Inc. (until 2021)
- IDACORP, Inc. (until 2021)

Philip G. Brace, *Chief Executive Officer and President* — Director since: 2025 • Age: 54

Prior to his appointment as Chief Executive Officer and President and a director in February 2025, Mr. Brace served as interim Executive Chairman of Inseego Corp. ("Inseego") (a publicly traded designer and developer of wireless broadband and IoT solutions) from February 2024 to February 2025 and served on the board of directors of Inseego from September 2023 to February 2025. Before that, Mr. Brace was President and Chief Executive Officer of Sierra Wireless Inc. (a formerly publicly traded provider of IoT solutions) from July 2021 to January 2023 where he led the company through significant improvements. Mr. Brace also held previous roles as Executive Vice President of Veritas Software Technology Corp (a formerly publicly traded provider of data management and protection solutions for businesses) from 2019 to 2021, and President of Cloud Systems and Silicon Group at Seagate Technology Holdings PLC (a publicly traded manufacturer of data storage products) from 2015 to 2017. Previously, Mr. Brace served in engineering and management roles at Intel Corporation (a publicly traded developer of computer components) and LSI Corporation (a formerly publicly traded semiconductor designer acquired by Avago Technologies Limited).

Qualifications: Mr. Brace's qualifications to serve as a director include his deep understanding of the semiconductor industry and his prior executive experience in the server, IoT and storage industries, as well as his track record of helping businesses enhance their product lines, market penetration and growth.

Committee(s)
• None

Other Public Company Boards

Current
• BlackBerry Limited

Past 5 Years
• Inseego Corp. (until 2025)
• Lantronix, Inc. (until 2025)
• Sierra Wireless Inc. (until 2023)

Alan S. Batey
Director since: 2019 • Age: 62

Mr. Batey served as Executive Vice President and President of North America for General Motors Company (a publicly traded automotive manufacturer), as well as the Global Brand Chief for Chevrolet, a division of General Motors Company, from 2014 until 2019. His career spans more than 39 years with General Motors where he held various senior management positions in operations, marketing, and sales around the world.

Qualifications: Mr. Batey's qualifications to serve as a director include his extensive senior management experience at General Motors, where he developed expertise on a broad set of complex strategic, operational, and technological matters involving the automotive industry, an industry that is expected to be a growth market for the Company.

Committee(s)
- Compensation

Other Public Company Boards

Current
- None

Past 5 Years
- None

Kevin L. Beebe
Director since: 2004 • Age: 66

Mr. Beebe has been President and Chief Executive Officer of 2BPartners, LLC (a partnership that provides strategic, financial, and operational advice to private equity investors and management) since 2007. In 2014, Mr. Beebe became a founding partner of Astra Capital Management (a private equity firm based in Washington, D.C.). Previously, beginning in 1998, he was Group President of Operations at ALLTEL Corporation (a telecommunications services company).

Qualifications: Mr. Beebe's qualifications to serve as a director include his two decades of experience as an operating executive in the wireless telecommunications industry as well as his experience and relationships gained from advising leading private equity firms that are transacting business in the global capital markets.

Committee(s)
- Nominating and Corporate Governance (Chair)

Other Public Company Boards

Current
- SBA Communications Corporation
- Frontier Communications Parent, Inc.

Past 5 Years
- Altimar Acquisition Corporation (until 2021)
- Altimar Acquisition Corp. II (until 2021)

Eric J. Guerin
Director since: 2022 • Age: 53

Mr. Guerin serves as Chief Financial Officer of RB Global, Inc. (a publicly traded provider of insights, services and transaction solutions for buyers and sellers of commercial assets and vehicles), a role he has held since January 2024. Previously, Mr. Guerin served as Senior Vice President and Chief Financial Officer of Veritiv Corporation (a formerly publicly traded provider of packaging and hygiene products), from March 2023 to December 2023 and as its Senior Vice President-Finance from January 2023 to March 2023. Prior to that, he served as Executive Vice President and Chief Financial Officer of CDK Global Inc. (a formerly publicly traded provider of integrated technology solutions to the automotive industry) from 2021 to 2022. From 2016 to 2021, he served as Division Vice President and sector Chief Financial Officer at Corning Glass Technologies, a division of Corning Inc. (a publicly traded innovator in materials science). Previously, he served in financial leadership roles at Flowserve Corporation, Novartis Corporation, Johnson & Johnson Services Inc., and AstraZeneca PLC, each a publicly traded company or subsidiary thereof.

Qualifications: Mr. Guerin's qualifications to serve as a director include his financial and operational expertise across multiple dynamic industries.

Committee(s)
- Audit

Other Public Company Boards

Current
- None

Past 5 Years
- Natus Medical Incorporated (until 2022)

Suzanne E. McBride
Director since: 2022 • Age: 56

Ms. McBride serves as Chief Operations Officer for Iridium Communications, Inc. ("Iridium") (a publicly traded operator of a satellite-based global communications network). Prior to rejoining Iridium in February 2019, where she had previously served from 2007 to 2016 in various leadership roles, Ms. McBride served from June 2016 to January 2019 as Senior Vice President and Chief Operations Officer for OneWeb (a privately held company building a space-based global communications network that filed a voluntary petition for Chapter 11 bankruptcy protection on March 27, 2020). Earlier in her career, she held a series of increasingly senior positions in technology and operations with Motorola Solutions, Inc. (a publicly traded telecommunications company), and General Dynamics Corporation (a publicly traded aerospace and defense company).

Qualifications: Ms. McBride's qualifications to serve as a director include her extensive strategy and operations expertise developed through more than twenty-five years of experience within the wireless technology industry.

Committee(s)
- Nominating and Corporate Governance

Other Public Company Boards

Current
- Iridium Communications, Inc.

Past 5 Years
- None

David P. McGlade

Director since: 2005 • Age: 64

Mr. McGlade served as Chairman of the Board of Intelsat S.A. ("Intelsat") (a formerly publicly traded worldwide provider of satellite communication services) from April 2013 to February 2022. He served as Executive Chairman of Intelsat from April 2015 to March 2018, prior to which he served as Chairman and Chief Executive Officer. Mr. McGlade joined Intelsat in April 2005 and was the Deputy Chairman from August 2008 until April 2013. Previously, Mr. McGlade served as an Executive Director of mmO2 PLC and as the Chief Executive Officer of O2 UK (a subsidiary of mmO2), a position he held from October 2000 until March 2005.

Qualifications: We believe that Mr. McGlade's qualifications to serve as a director include his significant operational, strategic, and financial acumen, as well as his knowledge about global capital markets, developed over approximately four decades of experience in the telecommunications industry.

Committee(s)
- Audit (Chair)
- Nominating and Corporate Governance

Other Public Company Boards

Current
- None

Past 5 Years
- Intelsat S.A. (until 2022)

Robert A. Schriesheim

Director since: 2006 • Age: 64

Mr. Schriesheim has been Chairman of Truax Partners LLC (a consulting firm) since 2018 and has served as Adjunct Associate Professor of Finance at the University of Chicago Booth School of Business since September 2023. He served as Executive Vice President and Chief Financial Officer of Sears Holdings Corporation (a publicly traded nationwide retailer) from August 2011 to October 2016. From January 2010 to October 2010, Mr. Schriesheim was Chief Financial Officer of Hewitt Associates, Inc. (a global human resources consulting and outsourcing company that was acquired by Aon Corporation). From October 2006 until December 2009, he was the Executive Vice President and Chief Financial Officer of Lawson Software, Inc. (a publicly traded ERP software provider).

Qualifications: We believe that Mr. Schriesheim's qualifications to serve as a director include his extensive knowledge of the capital markets and corporate financial capital structures, his expertise evaluating and structuring merger and acquisition transactions within the technology sector, and his experience gained through leading companies through major strategic and financial corporate transformations.

Committee(s)
- Audit
- Compensation

Other Public Company Boards

Current
- Houlihan Lokey, Inc., Lead Independent Director
- Alight, Inc.

Past 5 Years
- Indivior PLC (until 2025)
- Frontier Communications Corporation (until 2021)

Maryann Turcke

Director since: 2023 • Age: 59

Ms. Turcke most recently served as a senior advisor at Brookfield Asset Management from September 2020 to September 2022. Previously, Ms. Turcke served as Chief Operating Officer of the National Football League ("NFL") from January 2018 to September 2020 and as a Senior Advisor for the NFL from September 2020 to May 2021. She joined the league as President of NFL Network, Digital Media, NFL Films and IT in April 2017. Prior to the NFL, Ms. Turcke served for more than a decade in various leadership roles within BCE Inc. (a publicly traded communications company formerly known as Bell Canada Enterprises), including serving from April 2015 to February 2017 as president of Bell Media, a division of BCE.

Qualifications: We believe that Ms. Turcke's qualifications to serve as a director include her significant operational, management and financial experience, including in the telecommunications industry.

Committee(s)

- Nominating and Corporate Governance

Other Public Company Boards

Current

- Frontier Communications Parent, Inc.
- Royal Bank of Canada

Past 5 Years

- Northern Star Investment Corp. II (until 2023)

The table below summarizes the key qualifications and attributes relied upon by the Board in nominating each of our nine current directors for election. Marks indicate specific areas of focus or expertise relied on by the Board. The lack of a mark in a particular area does not necessarily signify a director's lack of qualification or experience in such area.

Skills and Experience	Batey	Beebe	Brace	Guerin	King	McBride	McGlade	Schriesheim	Turcke
Other Public Company Boards									
Current		2	1			1		2	2
Past 5 Years		2	3	1	2		1	2	1
Executive Leadership	●	●	●	●	●	●	●	●	●
Public Company CEO Experience			●		●		●		
Public Company CFO Experience				●				●	
Other Public Company Executive Officer Experience[1]	●	●	●			●			
International Business	●	●	●	●	●	●	●	●	●
Finance	●	●	●	●	●	●	●	●	●
Public Financial Reporting				●	●		●	●	●
Audit Committee Financial Expert[2]				●	●		●	●	
Manufacturing / Operations	●		●	●	●	●	●		●
Technology	●	●	●	●	●	●	●	●	●
Semiconductors			●		●				
Wireless Communication		●	●		●	●	●	●	●
Sales / Marketing	●	●	●		●		●		●
Mergers and Acquisitions	●	●	●	●	●		●	●	●

1. Current or Former Section 16 Officer under applicable SEC rules

2. Per designation by Skyworks' Board of Directors

Corporate Governance

Stockholder Engagement

Engagement with the Company's stockholders is a critical part of our commitment to good corporate governance, and we regularly conduct outreach to our stockholders to better understand their perspectives on various matters. Most recently, we engaged in formal stockholder outreach following the 2024 Annual Meeting. We conducted outreach with twenty of our largest institutional stockholders representing approximately 54% of the Company's shares outstanding. Stockholders representing approximately 44% of the Company's shares outstanding responded to the outreach, and we held engagement meetings with those stockholders who wanted to meet, representing approximately 36% of the Company's outstanding shares. Our Chairman of the Board, who was then serving as Lead Independent Director, also participated in select engagement.

We solicited and received feedback from institutional stockholders on various key governance and disclosure topics, including the following:

- *Executive Compensation:* Overall, our institutional stockholders broadly shared support for the Company's demonstrated history of disclosure and stockholder responsiveness, including relating to compensation policies and plan designs. In some cases, investors asked for, and we provided, more information on the rationale behind our metrics and performance periods.The Compensation Committee's decision to increase both the performance and vesting periods for the EBITDA margin percentile ranking metric from two years to three years for fiscal year 2025 performance share awards to our Named Executive Officers took into account feedback from our stockholders.

- *Board Refreshment:* Our institutional stockholders expressed support for the Company's approach to Board refreshment, including our prior phased retirement of long-tenured directors and appointment of new directors that would add to the compilation of skills and backgrounds on our Board while maintaining a balance of tenure on the Board.

- *Sustainability Disclosure:* Many of our large institutional stockholders expressed support for the progress we have made in our sustainability journey and appreciated the additional disclosure contained in our sustainability report released in 2024, as well as our overall progress on sustainability matters, including our disclosure of certain scope 3 emissions data and the strengthening and acceleration of our scopes 1 and 2 emissions reduction targets.

- *Human Capital Management:* Our institutional stockholders expressed the importance of human capital management topics, and many were pleased with the disclosures we made in our 2023 Sustainability Report. A few stockholders had questions about employee engagement and turnover trends, and we responded in line with the disclosures we have made in our 2023 Sustainability Report.

Our Board values the opinions expressed by our stockholders and will continue to consider voting results from our stockholder meetings, as well as feedback obtained through our regular stockholder engagement efforts, when making future decisions regarding various matters.

Board of Directors Meetings

The Board met five (5) times during fiscal year 2024. During fiscal year 2024, each incumbent director who served on the Board in fiscal year 2024 attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served. The Company's policy with respect to directors' attendance at the Annual Meeting is included in our corporate governance guidelines, which are available on the Investor Relations portion of the Company's website at www.skyworksinc.com. At the 2024 Annual Meeting, each director then in office was in attendance.

Director Independence

Each year, the Board reviews the relationships that each director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of the applicable Listing Rules of the Nasdaq Stock Market LLC (the "Nasdaq Rules") and who the Board affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director are considered to be independent directors. The Board has reviewed a number of factors to evaluate the independence of each of its members. These factors include its members' current and historic relationships with the Company and its competitors, suppliers, and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which a member of the Company's Board is a director or executive officer. After evaluating these factors, the Board has determined that eight of the nine members of the Board, namely, Alan S. Batey, Kevin L. Beebe, Eric J. Guerin, Christine King, Suzanne E. McBride, David P. McGlade, Robert A. Schriesheim, and Maryann Turcke, do not have any relationships that would interfere with the exercise of independent judgment in carrying out their responsibilities as directors and that each such director is an independent director of the Company within the meaning of applicable Nasdaq Rules.

Corporate Governance Guidelines

The Board has adopted corporate governance practices to help fulfill its responsibilities to the stockholders in overseeing the work of management and the Company's business results. These guidelines are intended to ensure that the Board has the necessary authority and

practices in place to review and evaluate the Company's business operations, as needed, and to make decisions that are independent of the Company's management. In addition, the guidelines are intended to align the interests of directors and management with those of the Company's stockholders. A copy of the Company's corporate governance guidelines is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

In accordance with these corporate governance guidelines, independent members of the Board met in executive session without management present four (4) times during fiscal year 2024. Our then Lead Independent Director served as presiding director for these meetings.

Additional Board Service

Directors are expected to commit sufficient time and attention to the activities of the Board. Our corporate governance guidelines include a public company board commitment policy. In accordance with this policy, except as otherwise approved by the Board:
- an executive officer of the Company who serves as a director of the Company should not serve on more than one other public company board;
- a director of the Company who serves as an executive officer of another public company should not serve on more than two total public company boards (including the Company); and
- a director of the Company who does not serve as an executive officer of any public company should not serve on more than four total public company boards (including the Company).

For purposes of this policy, the term "public company" means a company with a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or subject to the requirements of section 15(d) of the Exchange Act.

In addition, the corporate governance guidelines provide that the Nominating and Corporate Governance Committee must conduct an annual review of director commitments to public company board service (including any committee chair role) and any executive officer role (if applicable) in connection with its recommendation of directors for election to the Board at the annual meeting of stockholders. The Nominating and Corporate Governance Committee conducted a review of director commitments for our 2025 director nominees. All our 2025 director nominees comply with our public company board commitment policy.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We make available our code of business conduct and ethics free of charge through our website at www.skyworksinc.com. We intend to disclose any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed by posting any such amendment or waivers on our website pursuant to requirements of the Securities and Exchange Commission (the "SEC") and Nasdaq Rules.

Insider Trading Policy

We have adopted the Skyworks Solutions, Inc. Company Policy Regarding Insider Trading and Disclosure of Material Non-Public Information governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, which the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Skyworks Solutions, Inc. Company Policy Regarding Insider Trading and Disclosure of Material Non-Public Information is filed as Exhibit 19 to Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended September 27, 2024.

Executive Officer and Director Stock Ownership Requirements

We have adopted executive officer and director stock ownership guidelines that require our executive officers (including those Named Executive Officers who are still currently serving as executive officers) and non-employee directors to hold a significant equity interest in Skyworks with the objective of more closely aligning the interests of our executive officers and directors with those of our stockholders. All of our Named Executive Officers and non-employee directors met the stock ownership guidelines as of January 24, 2025, the date the Company filed Amendment No. 1 to Annual Report on Form 10-K disclosing executive compensation data for fiscal year 2024 (with the exception of Ms. Turcke, who is not required to comply with the guidelines until the fifth anniversary of her appointment to the Board).

Executive Succession Planning

The Board considers succession planning for the Chief Executive Officer and other senior executives to be one of its primary responsibilities. In accordance with our Corporate Governance Guidelines, the Chief Executive Officer provides an annual report to the Board regarding succession planning and management development, including a succession plan for the Chief Executive Officer. The Board also discusses management succession with the Chief Executive Officer and in executive session when the Chief Executive Officer is not present.

The appointment of Philip G. Brace as our Chief Executive Officer and President and as a member of the Board, effective February 17, 2025, was the culmination of an orderly, robust and thorough succession planning process led by our Board, with the assistance of an executive search firm. In its evaluation of potential candidates, the Board focused on skills, attributes and experience that they believed would be beneficial to and align with the needs of the Company. The Board found in Mr. Brace an accomplished technology executive who brings strategic insight and leadership with deep knowledge of the semiconductor industry and extensive experience in helping businesses enhance their product lines and achieve market penetration and profitable growth. To help ensure a smooth transition, Liam K. Griffin is remaining with the Company in an advisory role for three months following Mr. Brace's appointment.

Board Leadership Structure

Our Board selects the Company's Chairman of the Board in the manner it determines to be in the best interests of the Company at the time.

In connection with our recent Chief Executive Officer transition, the Board determined it appropriate to separate the Chief Executive Officer and Chairman of the Board roles. The Board believes that this separation of duties will help to enhance our corporate governance by allowing the Chairman to continue focusing on and strengthening oversight, while our new Chief Executive Officer focuses on enhancing and executing the strategic vision for — and day-to-day management of — the Company.

In the event that the Chairman of the Board is not an independent director, the Board selects a Lead Independent Director. The Board believes that this leadership structure, coupled with a strong emphasis on Board independence, provides effective independent oversight of management. Ms. King served as our Lead Independent

Director from May 2019 until our Board appointed her as Chairman of the Board in February 2025.

The Board believes our current leadership structure is appropriate.

Stockholder Communications

Our stockholders may communicate directly with the Board as a whole or to individual directors by letter addressed directly to such individual or individuals at the following address:

c/o Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
Attention: Secretary

The Company will forward to each director to whom such communication is addressed, and to the Chairman of the Board in her capacity as representative of the entire Board, such letters as applicable and appropriate, depending on the facts and circumstances outlined in the communication. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitation or advertisements; product- or service-related inquiries, junk mail or mass mailings; resumes or other job-related inquiries; spam; and overly hostile, threatening, potentially illegal, or similarly inappropriate communications.

Committees of the Board of Directors

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

Audit Committee

We have established an Audit Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act: Mr. McGlade (Chairman), Mr. Guerin, Ms. King, and Mr. Schriesheim.

The primary responsibility of the Audit Committee is the oversight of the quality and integrity of the Company's financial statements, the Company's internal financial and accounting processes, and the independent audit process. Additionally, the Audit Committee has the responsibilities and authority necessary to comply with Rule 10A-3 under the Exchange Act. The Audit Committee meets privately with the independent registered public accounting firm, reviews their performance and independence from management, and has the sole authority to retain and dismiss the independent registered public accounting firm. These and other aspects of the Audit Committee's authority are more particularly described in the Company's Audit Committee Charter, which the Board adopted, is reviewed annually by the committee, and is available on the Investor Relations portion of our website at www.skyworksinc.com.

The Audit Committee has adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be preapproved by the Audit Committee. The Audit Committee preapproved all audit and non-audit services provided by KPMG LLP for fiscal year 2024. The Audit Committee met eight (8) times during fiscal year 2024.

Audit Committee Financial Expert

The Board has determined that each of the following members of the Audit Committee meets the qualifications of an "audit committee financial expert" under SEC rules and the qualifications of "financial sophistication" under the applicable Nasdaq Rules and qualifies as "independent" as defined under the applicable Nasdaq Rules: Mr. McGlade (Chairman), Mr. Guerin, Ms. King, and Mr. Schriesheim.

Compensation Committee

We have established a Compensation Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules and a non-employee director within the meaning of Rule 16b-3 under the Exchange Act: Ms. King (Chairman), Mr. Batey and Mr. Schriesheim. Following the Annual Meeting, the Board anticipates that Ms. King will rotate off from her roles as a member and Chairman of the Compensation Committee and the Board will appoint one of our current Board members to join the Compensation Committee and will also select a new Chairman of the Compensation Committee.

The Compensation Committee met five (5) times during fiscal year 2024. The functions of the Compensation Committee include establishing the appropriate level of compensation, including short- and long-term incentive compensation of the Chief Executive Officer, all other executive officers, and any other officers or employees who report directly to the Chief Executive Officer. The Compensation Committee also administers Skyworks' equity-based compensation plans. The Compensation Committee's authority to grant equity awards to the Company's executive officers may not be delegated to the Company's management or others. The Board has adopted a written charter for the Compensation Committee, and it is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

The Compensation Committee has engaged Aon Consulting ("Aon") to assist it in determining the components and amounts of executive compensation. The consultant reports directly to the Compensation Committee, through its Chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The process and procedures followed by the Compensation Committee in considering and determining executive and director compensation are described below under "*Compensation Discussion and Analysis.*"

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee consisting of the following individuals, each of whom the Board has determined is "independent" within the meaning of applicable Nasdaq Rules: Mr. Beebe (Chairman), Ms. McBride, Mr. McGlade, and Ms. Turcke. The Nominating and Corporate Governance Committee met three (3) times during fiscal year 2024. The Nominating and Corporate Governance Committee is responsible for evaluating and recommending individuals for election or reelection to the Board and its committees, including any recommendations that may be submitted by stockholders, as well as the evaluation and recommendation of corporate governance policies. The Nominating and Corporate Governance Committee oversees the annual evaluation process for the Board, each committee, and individual directors, by soliciting from each director his or her assessment of the effectiveness of the Board, the committees on which he or she serves, and other individual directors. These and other aspects of the Nominating and Corporate Governance Committee's authority are more particularly described in the Nominating and Corporate Governance Committee Charter, which the Board adopted and is available on the Investor Relations portion of the Company's website at www.skyworksinc.com.

Director Nomination Procedures

The Nominating and Corporate Governance Committee evaluates director candidates in the context of the overall composition and needs of the Board, including taking into account the results of the annual Board evaluation process, with the objective of recommending a group that can best manage the business and affairs of the Company and represent the interests of the Company's stockholders. The committee seeks directors who possess certain minimum qualifications, including the following:

- A director must have substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business, or other disciplines relevant to the business of the Company.
- A director (other than an employee-director) must be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Board or of a Board committee.
- The committee also considers the following qualities and skills, among others, in its selection of directors and as candidates for appointment to the committees of the Board:
  - economic, technical, scientific, academic, financial, accounting, legal, marketing, or other expertise applicable to the business of the Company;
  - leadership or substantial achievement in their particular fields;
  - demonstrated ability to exercise sound business judgment;
  - integrity and high moral and ethical character;
  - potential to contribute to the diversity of viewpoints, backgrounds, or experiences of the Board as a whole;
  - capacity and desire to represent the balanced, best interests of the Company as a whole and not primarily a special interest group or constituency;
  - ability to work well with others;
  - high degree of interest in the business of the Company;

- dedication to the success of the Company;
- commitment to the responsibilities of a director; and
- international business or professional experience.

The committee believes that our Board, taken as a whole, should embody a diverse set of skills, experiences, and backgrounds in order to better inform its decisions.

The committee will also take into account the fact that a majority of the Board must meet the independence requirements of the applicable Nasdaq Rules. The Company expects that a director's existing and future commitments will not materially interfere with such director's obligations to the Company. For candidates who are incumbent directors, the committee considers each director's past attendance at meetings and participation in and contributions to the activities of the Board. The committee identifies candidates for director nominees in consultation with the Chief Executive Officer of the Company and the Chairman of the Board, through the use of search firms or other advisors or through such other methods as the committee deems to be helpful to identify candidates. Once candidates have been identified, the committee confirms whether the candidates meet all of the minimum qualifications for director nominees set forth above through interviews, background checks, or any other means that the committee deems to be helpful in the evaluation process. The committee then meets to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and considering the overall composition and needs of the Board. Based on the results of the evaluation process, the committee recommends candidates for director nominees for election to the Board.

Stockholder Nominees For Directors

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders provided such stockholders follow the procedures set forth below. The committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on

whether the candidate was recommended by a stockholder or otherwise. For recommendations for election to the Board proposed by stockholders to be considered by the committee for election at the 2026 Annual Meeting, the recommendation must be in writing, must be received by the committee no later than November 28, 2025 nor earlier than October 29, 2025, and must include the information specified in the Company's Policy Governing Director Nominations and Security Holder – Board Communications which is posted in the Investor Relations section of the Company's website.

Stockholders who wish to nominate director candidates for election at the 2026 Annual Meeting, but who are not to be included in the Company's proxy materials pursuant to the proxy access provisions in our By-laws that are described in the next paragraph, may do so in accordance with the provisions of our By-laws by submitting a written notice to the Secretary of the Company at the address below no earlier than the close of business on January 14, 2026, and no later than the close of business on February 13, 2026. In the event that the 2026 Annual Meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than sixty (60) days, from the first anniversary of the Company's 2025 Annual Meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address below no earlier than the close of business on the 120th day prior to the date of the 2026 Annual Meeting and no later than the close of business on the later of the 90th day prior to the 2026 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2026 Annual Meeting is first made by the Company. Such notice must include the information specified in Article II, Section 8(A)(2) of the Company's By-laws, including the information required by Rule 14a-19 under the Exchange Act.

A stockholder (or a group of up to twenty stockholders) who has owned at least three percent of the Company's outstanding shares of common stock continuously for at least three years, and has complied with the other requirements in the Company's By-laws, may nominate and include in the Company's proxy materials a number of director nominees up to the greater of two individuals or 20% of the Board. Written notice of a proxy access nomination for inclusion in our proxy statement for the 2026 Annual Meeting must be received in writing by the Secretary of the Company at the address below no earlier than December 15, 2025, and no later than January 14, 2026. In the event that the 2026 Annual Meeting is held more than thirty (30) days before, or more than sixty (60) days after (other than as a result of adjournment), the first anniversary of the Company's 2025 Annual Meeting, then the required notice must be received in writing by the Secretary of the Company at the address below no earlier than 150 days prior to the date of the 2026 Annual Meeting and no later than the close of business on the later of the 120th day prior to the 2026 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2026 Annual Meeting is first made by the Company. Such notice must include the information specified in Article II, Section 8(A)(3) of the Company's By-laws.

The written notices described above should be sent to the General Counsel and Secretary of the Company via U.S. mail or expedited delivery service to:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, California 92617

SKYWORKS

Role of the Board of Directors in Risk Oversight

Our Board is responsible for risk oversight and treats that role with the utmost importance. While our management team is responsible for risk management on a day-to-day basis and for reporting significant risk exposures to the Board, the Board regularly engages in both the processes management utilizes to identify, assess and manage risk and ongoing plans to address any identified risks. At each of our quarterly Board meetings and at each of our Committee meetings, management provides updates on a wide range of topics relating to risk. Such topics may include cybersecurity and artificial intelligence initiatives, corporate governance, sustainability programs, technology development, operational execution, and capital allocation. In addition, each committee reports to the Board on a regular basis, including with respect to the committee's risk oversight activities as well as recommendations on actions requiring approval of the full Board.

We believe our leadership structure supports the risk oversight function of the Board. The independence of our Board, the Chairman of the Board, and each of our committee chairpersons enhances our Board's ability to exercise risk oversight. Through the authority of our independent Chairman of the Board to establish Board agendas and call and preside at Board meetings and executive sessions of our independent directors, our current Board leadership structure provides mechanisms to facilitate our Board's exercise of its oversight responsibilities. Those mechanisms include requiring management reports on specific risk areas and requesting additional information regarding management's recommendation on any risk matters as the Board may determine to be necessary or advisable.

The following table summarizes the key risk management areas over which the Board and its committees exercise oversight:

Board of Directors	• business strategy, including product and technology roadmaps • capital allocation • organizational structure	• operational risks • acquisitions
Audit Committee	• financial reporting • financial and accounting controls and processes • legal and regulatory compliance • cybersecurity and artificial intelligence • tax matters	• internal audit function • independent accounting firm • related-party transactions • whistleblower reporting • enterprise risk evaluation processes
Compensation Committee	• executive compensation programs, policies and practices • executive performance	• management succession planning • non-employee director compensation
Nominating and Corporate Governance Committee	• Board size, composition, leadership structure, and effectiveness • corporate governance policies and practices • ethics policies and practices • crisis management	• director skills, experience and diversity of viewpoints • corporate responsibility and sustainability, including related to human rights, climate and the environment

Importantly, the Audit Committee plays a key role in overseeing our annual enterprise risk management process designed to identify risks and controls, promote visibility and dialogue, and facilitate risk response and mitigation strategies. Important elements of this process include:

- Collecting data from stakeholders throughout the Company, identifying and categorizing the likelihood and magnitude of risk events, and summarizing the results to create a consolidated risk profile.

- Reviewing this risk profile with our senior management and seeking input on mitigation and response strategies and their implementation.

- Reviewing the consolidated measures of controls designed to facilitate the employment of adequate risk mitigation strategies.

In addition, in fiscal year 2024, management presented three times to the Audit Committee and once to the Board on the Company's cybersecurity program and risks.

Our Compensation Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. Our Compensation Committee believes that any such risks are mitigated by:

- The multiple elements of our compensation packages, including base salary, our annual

short-term incentive compensation plan and (for our executive officers and other key employees) equity awards that vest (or are issuable) over multiple years and are intended to motivate employees to take a long-term view of our business.

- The structure of our short-term incentive compensation plan (described in greater detail in this Proxy Statement under "*Compensation Discussion and Analysis*"), which is based on (i) a number of different financial and operating performance metrics to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are appropriately aggressive yet will not require undue risk-taking to achieve. Further, the structure of the short-term incentive compensation plan aids in driving sustained long-term financial performance as the goals and targets from the prior year's plan are significant factors used in determining goals for the current year's plan.

- Stock ownership guidelines, executive compensation recoupment policies, prohibitions on insider trading and independent oversight by the Compensation Committee.

Additionally, the Board periodically reviews and approves the executive succession plan in consultation with the Compensation Committee and the Chief Executive Officer.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors currently consists of Ms. King (Chairman), Mr. Batey, and Mr. Schriesheim. No member of this committee was at any time during fiscal year 2024 an officer or employee of the Company, was formerly an officer of the Company or any of its subsidiaries, or had any employment relationship with the Company or any of its subsidiaries. No

executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, where one of such entity's executive officers served as a director of the Company or a member of the Compensation Committee.

Certain Relationships and Related Person Transactions

Other than compensation agreements and other arrangements described below under "*Information*

About Executive and Director Compensation," since September 30, 2023, there has not been a transaction or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest. Our Board has adopted a written related person transaction approval policy that sets forth the Company's policies and procedures for the review, approval, or ratification of any transaction required to be reported in its filings with the SEC. The Company's policy with regard to related person transactions is that all related person transactions between the Company and any related person (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be reviewed by the Company's General Counsel and approved by the Audit Committee. In addition, the Company's Code of Business Conduct and Ethics requires that employees discuss with the Company's Compliance Officer any significant relationship (or transaction) that might raise doubt about such employee's ability to act in the best interest of the Company.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2025 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG LLP was the independent registered public accounting firm for the Company for fiscal year 2024 and has been the independent registered public accounting firm for the Company since 2002. We are asking the stockholders to ratify the selection of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2025.

Representatives of KPMG LLP are expected to attend the Annual Meeting online. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.

Stockholder ratification of the selection of KPMG LLP as the Company's independent registered public accounting firm is not required by the Company's By-laws or other applicable legal requirements. However, the Audit Committee is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. The affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on such matter at the Annual Meeting is required to approve the selection of KPMG LLP as the Company's independent registered public accounting firm. In the event stockholders fail to ratify the appointment, the Audit Committee may reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and stockholders' best interests.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL YEAR 2025

Audit Fees

KPMG LLP provided audit services to the Company consisting of the annual audit of the Company's 2024 consolidated financial statements contained in the Company's Annual Report on Form 10-K and reviews of the financial statements contained in the Company's Quarterly Reports on Form 10-Q for fiscal year 2024. The following table summarizes the fees of KPMG LLP billed to the Company for the last two fiscal years.

Fee Category	Fiscal Year 2024 ($)	% of Total (%)	Fiscal Year 2023 ($)	% of Total (%)
Audit Fees(1)	2,622,000	70.0	2,421,240	97.0
Audit-Related Fees(2)	306,026	8.2	43,974	1.7
Tax Fees(3)	818,008	21.8	32,000	1.3
Total Fees	**3,746,034**	**100**	**2,497,214**	**100**

(1) Audit fees consist of fees for the audit of our annual financial statements, review of the interim financial statements included in our quarterly reports on Form 10-Q, and statutory audits and related filings in various foreign locations. Audit fees for fiscal year 2024 and our fiscal year ended September 29, 2023 ("fiscal year 2023") included fees for services incurred in connection with rendering an opinion under Section 404 of the Sarbanes-Oxley Act. Fiscal year 2024 audit fees also included fees for the review of an auditor consent to incorporate by reference prior year financial statement opinions in a registration statement on Form S-8 filed with the SEC in June 2024.

(2) Audit-related fees consist of fees relating to the Company's real-time system implementation assessment of certain enterprise resource planning software.

(3) Tax fees consist of fees for tax compliance and tax planning services. Tax compliance services in fiscal years 2024 and 2023 primarily relate to the review of U.S. income tax matters, including the Section 48D advanced manufacturing investment credit in fiscal year 2024. Tax planning services, which in fiscal year 2024 relate to future changes in tax laws resulting from the BEPS Project of the OECD, including Pillar Two, accounted for $55,000 of the total tax fees for fiscal year 2024.

In 2003, the Audit Committee adopted a formal policy concerning approval of audit and non-audit services to be provided to the Company by its independent registered public accounting firm, KPMG LLP. The policy requires that all services provided by KPMG LLP, including audit services and permitted audit-related and non-audit services, be preapproved by the Audit Committee. The Audit Committee preapproved all audit and non-audit services provided by KPMG LLP during fiscal year 2024 and our fiscal year 2023.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Skyworks' Board is responsible for providing independent, objective oversight of Skyworks' accounting functions and internal controls. Four directors served on the Audit Committee for all of fiscal year 2024. Each member of the Audit Committee is independent within the meaning of applicable Nasdaq Rules and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. The Audit Committee operates under a written charter approved by the Board.

Management is responsible for the Company's internal control and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of Skyworks' consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report concerning such financial statements. In addition, the Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's internal controls and for issuing an opinion on the effectiveness thereof. The Audit Committee's responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and representatives of KPMG LLP, the Company's independent registered public accounting firm, and reviewed and discussed the audited financial statements for fiscal year 2024, results of the internal and external audit examinations, evaluations of the Company's internal controls, and the overall quality of Skyworks' financial reporting. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," issued by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures from its independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management, including the matters in the written disclosures that were received by the committee from such firm.

Based upon the Audit Committee's review and discussions described above, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for fiscal year 2024, as filed with the SEC.

THE AUDIT COMMITTEE

David P. McGlade, Chairman
Eric J. Guerin
Christine King
Robert A. Schriesheim

ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY" VOTE)

We are providing our stockholders with the opportunity to vote to approve, on a non-binding basis, the compensation of our Named Executive Officers as described below under "*Information About Executive and Director Compensation*" pursuant to Section 14A of the Exchange Act. As we describe below under "*Compensation Discussion and Analysis*," our executive compensation program embodies a pay-for-performance philosophy that supports our business strategy and aligns the interests of our executives with our stockholders.

Our Board is asking stockholders to approve a non-binding advisory vote on the following resolution:

> **RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and any related material disclosed in this Proxy Statement.**

As an advisory vote, this proposal is not binding and will not overrule any decision by the Company or the Board (or any committee thereof), nor will it create or imply any change or addition to the fiduciary duties of the Company or the Board (or any committee thereof). However, our Compensation Committee and Board value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers. The next non-binding "say-on-pay" vote is scheduled to be held at our 2026 Annual Meeting.

 *THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS BY VOTING "FOR" PROPOSAL 3*

INFORMATION ABOUT EXECUTIVE AND DIRECTOR COMPENSATION

Summary and Highlights

Our Executive Compensation Program Reflects Our Pay-for-Performance Philosophy

- **Alignment with Stockholder Interests.** We believe that through the combination of our equity-based incentive compensation program and rigorous executive stock ownership guidelines, the interests of our executives are strongly aligned with those of our long-term stockholders – namely, increasing stockholder value over time.
- **Engagement with Stockholders on Executive Compensation.** Following our 2024 Annual Meeting, we engaged in formal outreach with 20 institutional stockholders representing approximately 54% of the Company's shares outstanding. Stockholders representing approximately 44% of the Company's shares outstanding responded to the outreach, and we held meetings with those stockholders who wanted to meet, representing approximately 36% of the Company's outstanding shares. In the meetings, institutional stockholders generally did not express concerns with the overall structure of our compensation program and broadly shared support for the Company's demonstrated history of disclosure and stockholder responsiveness, including relating to compensation policies and plan designs and providing information about the rationale behind our metrics and performance periods. In addition, our Chairman, who was at the time serving as Lead Independent Director, also participated in select engagement.
- **High At-Risk Compensation Levels.** The only fixed component of our Named Executive Officers' annual compensation is base salary. All short-term cash incentive awards and long-term equity incentive awards are tied to Company performance, stock price performance, or both. The charts below show the target total direct compensation mix for fiscal year 2024 for our Chief Executive Officer and the average for the other Named Executive Officers. The target total direct compensation mix for fiscal year 2024 reflects base salary, target short-term incentive award, and the grant date fair value of the annual performance share and restricted stock unit awards.



Chief Executive Officer
Other Named Executive Officers
Base Salary 7%
Short-Term Incentive 11%
Restricted Stock Units 33%
Long-Term Stock-Based Incentive 82%
Performance Shares 49%
Base Salary 12%
Short-Term Incentive 10%
Restricted Stock Units 31%
Long-Term Stock-Based Incentive 77%
Performance Shares 46%
At Risk (gray circle)
Subject to Performance Metrics (blue circle)

Compensation Best Practices

What We Do

- ⊘ Heavily weight executive compensation toward "at risk," performance-based compensation Balance short-term and long-term incentive compensation
- ⊘ Use multi-year vesting for executive officer equity awards, with 75% of the annual performance share awards for fiscal year 2025 for executive officers based on a three-year vesting period
- ⊘ Base half of annual performance share award on three-year relative TSR performance metric
- ⊘ Maintain a clawback policy providing for recovery of incentive compensation from Section 16 officers in the event of a financial restatement
- ⊘ Maintain robust stock ownership guidelines for executive officers and non-executive directors
- ⊘ Structure our executive officer compensation program to encourage appropriate risk-taking
- ⊘ Benchmark pay practices against selected peer companies with whom we compete for executive talent
- ⊘ Solicit advice from the Compensation Committee's independent compensation consultant
- ⊘ Maintain a cash severance limitation policy applicable to executive officers
- ⊘ Hold annual "say-on-pay" advisory vote
- ⊘ Conduct regular engagement with stockholders on compensation-related topics

What We Don't Do

- ⊗ Guarantee bonus payments or base salary increases
- ⊗ Provide single-trigger change-in-control benefits
- ⊗ Provide excise tax gross-up payments in connection with a change in control of the Company
- ⊗ Provide excessive perquisites to our executive officers
- ⊗ Provide retirement or pension benefits to our executive officers that are not available to employees generally
- ⊗ Permit hedging or other forms of speculative transactions by employees or directors
- ⊗ Permit pledging by employees or directors
- ⊗ Allow for the repricing of stock options without stockholder approval
- ⊗ Pay dividends or dividend equivalents on unearned performance shares or restricted stock units
- ⊗ Include "evergreen" provisions or "liberal" change-in-control definitions in our equity incentive award plans

Compensation Discussion and Analysis

Table of Contents

Named Executive Officers

This Compensation Discussion and Analysis section discusses the compensation policies and programs for our Named Executive Officers.

For fiscal year 2024, our Named Executive Officers were:

- Liam K. Griffin, Chairman, Chief Executive Officer and President;[1]
- Kris Sennesael, Senior Vice President and Chief Financial Officer;
- Reza Kasnavi, Senior Vice President, Technology and Manufacturing;[2]
- Carlos S. Bori, Senior Vice President, Sales and Marketing; and
- Robert J. Terry, Senior Vice President, General Counsel and Secretary.

Engagement with Stockholders Regarding Executive Compensation

In evaluating and establishing our executive compensation policies and programs, our Compensation Committee values and actively considers the opinions expressed by our stockholders through the "say-on-pay" advisory vote at each annual stockholder meeting, as well as through our ongoing stockholder engagement efforts. At our 2024 Annual Meeting, approximately 88% of the votes cast approved our "say-on-pay" proposal, reflecting continued support for our compensation policies and determinations for fiscal year 2023.

Following the 2024 Annual Meeting, we engaged in formal stockholder outreach with 20 institutional stockholders representing approximately 54% of the Company's shares outstanding. Stockholders representing approximately 44% of the Company's shares outstanding responded to the outreach, either with written feedback, a request to speak, or by declining the invitation. Generally, investors who declined a meeting noted that they did so because they did not have any concerns to discuss. We

held engagement meetings with each of those stockholders who requested to meet, representing approximately 36% of the Company's outstanding shares. Our Chairman of the Board, then our Lead Independent Director, and Chairman of our Compensation Committee, Ms. King, was actively involved in stockholder engagement.

During these conversations, institutional stockholders were interested in discussing a range of topics beyond executive compensation, including corporate governance, business strategy, our efforts to eliminate the supermajority vote provisions from our Restated Certificate of Incorporation, and our sustainability program. In addition, these stockholders generally did not express concerns with the overall structure of our compensation program, with many expressing support for our program and some expressing a preference for longer performance periods in our long-term incentive program. Many of our stockholders also communicated their appreciation for the Company's track record of disclosure and stockholder responsiveness over the past several years. Input and feedback from our stockholders during the most recent outreach, as well as the ongoing dialogue we have shared with stockholders for many years, continues to directly inform the evolution of compensation practices, which are detailed in the section below.

Evolution of Compensation Program in Response to Stockholder Input

Over the past several years, the Compensation Committee has made several changes to our executive compensation program to further align it with stockholder interests and the evolution of our business.

For fiscal year 2024, the Compensation Committee made two changes. First, it modified our peer group, adding two technology companies whose revenues and market capitalizations were below the median for the peer group. Second, the Compensation Committee returned the short-term

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(1) Mr. Griffin ceased serving as Chief Executive Officer and President of the Company effective February 17, 2025.
(2) Mr. Kasnavi began serving as Executive Vice President, Chief Operations and Technology Officer of the Company effective March 15, 2025.

incentive program for fiscal year 2024 from two semi-annual performance periods to one annual performance period because the Compensation Committee believed that it could set appropriately rigorous performance goals for a one-year period. Many of our stockholders indicated they were pleased with the change we made to the short-term incentive program.

For our fiscal year 2025, the Compensation Committee made additional changes to our long-term stock-based incentives for executives that were directly responsive to stockholder feedback. For the fiscal year 2025 performance share awards to Named Executive Officers, both the performance period and vesting period for the EBITDA margin percentile ranking metric were increased from two years to three years.

These most recent changes follow several changes to our executive compensation program in fiscal years 2022 and 2023, further demonstrating the Compensation Committee's commitment to responding to stockholder feedback and evolving our programs to align with our business and strategic goals. For the Company's executive compensation program for the fiscal year ended September 30, 2022 ("fiscal year 2022"), the Compensation Committee implemented several changes to the performance share award design, including extending vesting for two key metrics to two years (from one year), incorporating a relative EBITDA margin percentile ranking metric (from an absolute metric), and setting target performance of relative metrics at the 55th percentile. In both the Company's fiscal year 2022 and fiscal year 2023, the Compensation Committee modified our peer group to improve comparability, replacing larger market cap companies with companies that were more comparable in size with the Company.

Approach for Determining Form and Amounts of Compensation

The Compensation Committee, which is composed solely of independent directors within the meaning of applicable Nasdaq Rules and non-employee directors within the meaning of Rule 16b-3 under the Exchange Act, is responsible for determining all components and amounts of

compensation to be paid to our Named Executive Officers, as well as any other executive officers or employees who report directly to the Chief Executive Officer. The Compensation Committee sets compensation for the Named Executive Officers, including base salary, short-term incentives, and long-term stock-based incentives, at levels generally intended to be competitive with the compensation of comparable executives in semiconductor companies with which we compete for executive talent and to link the compensation of our Named Executive Officers to improvements in the Company's financial performance and increases in stockholder value.

Compensation Program Objectives

The objectives of our executive compensation program are to attract, retain, and motivate highly qualified executives to operate our business, and to link the compensation of those executives to improvements in the Company's financial performance and increases in stockholder value. Accordingly, the Compensation Committee's goals in establishing our executive compensation program include:

- ensuring that our executive compensation program is competitive with a group of companies in the semiconductor industry with which we compete for executive talent;
- providing a base salary that serves as the foundation of a compensation package that attracts and retains the executive talent needed to achieve our business objectives;
- providing short-term variable compensation that motivates executives and rewards them for achieving Company financial performance targets;
- providing long-term stock-based compensation that aligns the interest of our executives with stockholders by rewarding them for long-term increases in stockholder value; and
- ensuring that our executive compensation program is perceived as fundamentally fair to our employees.

Retention of Compensation Consultant

The Compensation Committee has engaged Aon to assist in determining the components and amount of executive compensation. Aon reports directly to the Compensation Committee, through its chairman, and the Compensation Committee retains the right to terminate or replace the consultant at any time. The Compensation Committee has considered the relationships that Aon has with the Company, the members of the Compensation Committee and our executive officers, as well as the policies that Aon has in place to maintain its independence and objectivity, and has determined that Aon's work for the Compensation Committee has not raised any conflicts of interest. Company management also purchases published compensation and benefits surveys from Aon, and on occasion engages certain affiliates of Aon in various jurisdictions for services unrelated to executive compensation and benefits, engagements for which the Company's management has not sought the Compensation Committee's approval. The fees paid to Aon and its affiliates in fiscal year 2024 for these surveys and additional services did not exceed $120,000.

Use of Comparator Group Data

The Compensation Committee annually compares the components and amounts of compensation that we provide to our Chief Executive Officer and each of the other Named Executive Officers with "Comparator Group" data for each position and uses this comparison data to help inform its review and determination of base salaries,

short-term incentives, and long-term stock-based compensation awards, as discussed in further detail below under "*Components of Compensation*." For fiscal year 2024, the Compensation Committee approved Comparator Group data consisting of a 50/50 blend of (i) Aon survey data of semiconductor companies (where sufficient data was not available in the Aon semiconductor survey data for a given executive position, the Comparator Group data also included survey data regarding high-technology companies), and (ii) data from the group of 17 publicly traded semiconductor companies listed below.

Each year the Compensation Committee engages Aon to assess the peer group. Using this information, the Compensation Committee seeks to create a peer group comprised of semiconductor companies. Consolidation within the semiconductor industry over time has resulted in fewer semiconductor companies that are of similar market capitalization and revenue as Skyworks. As a result, when considering companies to potentially include in the peer group, the Compensation Committee also considers companies in adjacent industries, such as the semiconductor manufacturing equipment industry, as well as companies with smaller or greater revenue or market capitalization than the Company, many of which are business competitors and companies with which we compete for executive talent.

Peer Group for Fiscal Year 2024 Compensation ("FY24 Peer Group")(1)			
Advanced Micro Devices	Marvell Technology	ON Semiconductor	Texas Instruments
Analog Devices	Microchip Technology	Qorvo	Western Digital
Entegris	Micron Technology	QUALCOMM	
KLA Corporation	Monolithic Power Systems	Seagate Technology	
Lam Research	NXP Semiconductors	Teradyne	

(1) For the Company's fiscal year 2024 compensation program, we made adjustments to our peer group from the prior fiscal year based on several factors to improve comparability, in part in response to stockholder feedback. Specifically, we added Seagate Technology and Teradyne. At the time that changes to the peer group were considered, both new additions had lower market capitalizations measured on a 30-day average as of March 17, 2023, as compared to the Company.

The Compensation Committee generally seeks to make decisions regarding each Named Executive Officer's compensation that are competitive within the Comparator Group, with consideration given to the executive's role, responsibility, performance, and length of service. After reviewing the Comparator Group data and considering the input of Aon, the Compensation Committee established (and the full Board was advised of) the base salary, short-term incentive target, and stock-based compensation for each Named Executive Officer for fiscal year 2024. Aon advised the Compensation Committee that such components of executive compensation for fiscal year 2024 were competitive for chief executive officers and other executive officers at companies of similar size and complexity in the semiconductor industry.

In determining the compensation of our Chief Executive Officer for fiscal year 2024, the Compensation Committee focused on (i) competitive levels of compensation for chief executive officers who are leading a company of similar size and complexity, (ii) the importance of retaining and incentivizing a chief executive officer with the strategic, financial, and leadership skills necessary to ensure our continued growth and success, (iii) our Chief Executive Officer's role relative to the other Named Executive Officers, (iv) input from the full Board on our Chief Executive Officer's performance, and (v) the length of our Chief Executive Officer's service to the Company. Our Chief Executive Officer was not present during the voting or deliberations of the Compensation Committee concerning his compensation.

The Compensation Committee considered the recommendations of the Chief Executive Officer regarding the compensation of the other Named Executive Officers and each of his other direct reports. These recommendations were based on an assessment of each individual's responsibilities, experience, performance, and contribution to the Company's performance, and also took into account internal factors such as scope of role and level in the organization, in addition to external factors such as the current environment for attracting and retaining executives.

Components of Compensation

The key elements of compensation for our Named Executive Officers are base salary, short-term incentives, long-term stock-based incentives, and health and welfare benefits. For fiscal year 2024, the Compensation Committee sought to make decisions that would result in each Named Executive Officer's target total direct compensation being competitive within the Comparator Group, with consideration given to the executive's role, responsibility, performance, and length of service.

Base Salary

The Compensation Committee annually determines a competitive base salary for each executive officer using the Comparator Group data and input provided by Aon. Base salaries are intended to attract and retain talented executives, recognize individual roles and responsibilities and provide stable income to executives. In order to provide flexibility in consideration of differences in an individual executive's scope of responsibilities, length of service, and performance, the Compensation Committee did not target a specific percentile of the Comparator Group for executive officer salaries; however, the salaries of the executive officers were generally near the median of the Comparator Group. The base salary for the Chief Executive Officer for fiscal year 2024 was unchanged from fiscal year 2023. The base salary increase for fiscal year 2024 for each other Named Executive Officer, as reflected in the table below, was based on the market-based salary adjustments recommended by Aon, as well as recommendations by the Chief Executive Officer and consideration of the scope of duties for such Named Executive Officer.

	FY2024 Base Salary ($)	FY2023 Base Salary ($)
Liam K. Griffin	1,175,000	1,175,000
Kris Sennesael	630,000	606,000
Reza Kasnavi	600,000	576,000
Carlos S. Bori	600,000	541,000
Robert J. Terry	562,000	540,000

Short-Term Incentives

Overview

Our short-term incentive compensation plan for executive officers is established annually by the Compensation Committee and is intended to motivate and reward executives by tying a significant portion of their total cash compensation to the Company's achievement of pre-established performance goals that are generally one year or less in duration. The Compensation Committee believes that pre-established performance goals under the Company's short-term incentive compensation plan for executive officers should generally be measured over a one-year performance period. Beginning with the Company's fiscal year ended October 2, 2020 ("fiscal year 2020") and continuing through fiscal year 2023, the Compensation Committee established annual short-term compensation incentive plans with two six-month performance periods as a result of significant market uncertainties resulting from geopolitical concerns and global supply chain challenges affecting the Company and its customers, which made forecasting difficult.

With respect to the fiscal year 2024 Executive Incentive Plan (the "Incentive Plan") adopted by the Compensation Committee on December 14, 2023, in large part due to feedback from the Company's stockholders, the Compensation Committee returned to an annual performance period for the short-term compensation incentive plan despite some continuing uncertain market conditions. Although significant macroeconomic challenges persisted, the Compensation Committee believed that it could set appropriately rigorous performance goals for a one-year period for fiscal year 2024.

Incentive Opportunities

For each executive officer, short-term incentive compensation at the "target" level is designed to be near the median short-term incentive compensation of the Comparator Group. After reviewing Comparator Group data, the Compensation Committee determined that the target incentive under the Incentive Plan, as a percentage of base salary, for each of the Named Executive Officers should not be changed, as compared to the target incentives under the prior year's short-term incentive plan.

The following table shows the range of short-term incentive compensation that each Named Executive Officer could earn in fiscal year 2024 as a percentage of such executive officer's annual base salary.

	Threshold	Target	Maximum
Chief Executive Officer	80%	160%	320%
Chief Financial Officer	50%	100%	200%
Other Named Executive Officers	40%	80%	160%

Performance Goals

In December 2023, the Compensation Committee established performance goals for the Incentive Plan that were based on achieving revenue and non-GAAP operating income performance goals, each of which was weighted at 50%. The non-GAAP operating income performance goal is measured based on the Company's publicly disclosed non-GAAP operating income[2] after accounting for any incentive award payments, including those to be made under the Incentive Plan.

The target level performance goals were established by the Compensation Committee under the Incentive Plan after reviewing the Company's historical operating results, as well as the Company's business outlook and expected future results relative to peers, and were designed to require significant effort and operational success on the part of our executives and the

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(2) Non-GAAP operating income typically excludes from GAAP operating income the following: share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments and restructuring-related charges.

Company. The maximum level performance goals established by the Compensation Committee have historically been difficult to achieve and are designed to represent outstanding performance that the Compensation Committee believes should be rewarded.

The performance goals established under the Incentive Plan for fiscal year 2024 were as follows:

(in millions)	Revenue	Non-GAAP Operating Income
Threshold	$4,000	$1,000
Target	$4,375	$1,311
Maximum	$4,775	$1,605

The Compensation Committee seeks to set challenging yet attainable performance goals for incentive compensation to motivate our executives. For fiscal year 2024, the Compensation Committee, after substantial evaluation and discussion, set target performance goals that were below fiscal year 2023 performance. Nonetheless, the Compensation Committee believed that these goals reflected an appropriate level of rigor given several factors. The goals were established in alignment with the Company's annual operating plan for fiscal year 2024, which took into account the broader macroeconomic environment, elevated levels of semiconductor inventory globally, and the performance expectations of our stockholders. The rigor of these target goals is underscored by the below-target achievement amounts as described in the section below. The Incentive Plan also stipulated that payouts to executives following the end of the fiscal year, under either of the revenue and non-GAAP operating income metrics, were conditioned upon the Company achieving full-year non-GAAP operating income of at least $1.0 billion.

Calculation of Incentive Plan Payments

Under the Incentive Plan, upon completion of the fiscal year, the Compensation Committee determined the extent to which the Company's performance goals were attained, reviewed the Chief Executive Officer's recommended payouts under the Incentive Plan, and approved the awards to be made under the Incentive Plan.

Achievement under the performance goals at the "threshold," "target," or "maximum" level corresponds to payment under the Incentive Plan at the "threshold," "target," or "maximum" percentage, as applicable, with such percentage multiplied by the executive's base salary for fiscal year 2024 and then multiplied by the weighting assigned to that performance goal. The payout for achievement under the performance goals between either the "threshold" and "target" levels or the "target" and "maximum" levels would be based on linear interpolation between the two relevant amounts.

Each executive's payment under the Incentive Plan is calculated by evaluating achievement of each performance goal individually, determining the portion of the total eligible incentive payment earned with respect to each such performance goal, and totaling the resulting amounts. The Compensation Committee retained the discretion to make payments, upon consideration of recommendations by the Chief Executive Officer, even if the threshold performance goals were not met or if the nominal level of non-GAAP operating income was not met, or to make payments in excess of the maximum level if the Company's performance exceeded the maximum performance goals. While the Compensation Committee believed it was appropriate to retain this discretion in order to make short-term incentive compensation awards in appropriate extraordinary circumstances, no such adjustments were actually made.

Fiscal Year Results

For fiscal year 2024, the Company's revenue and non-GAAP operating income achieved were $4,178 million and $1,137 million, respectively, resulting in a short-term compensation award for each Named Executive Officer equal to 73% of his or her target payment level. In November 2024, upon certifying that the nominal level of non-GAAP operating income had been achieved for the fiscal year, the Compensation Committee approved payment of the short-term incentive to the Company's executives for fiscal year 2024. The Compensation Committee did not exercise discretion, either upward or downward, to executives' payments under the Incentive Plan.

The following table shows the Company's achievement under the Incentive Plan:

(in millions)	Revenue	Non-GAAP Operating Income
Threshold	$ 4,000	$ 1,000
Target	$ 4,375	$ 1,311
Maximum	$ 4,775	$ 1,605
Achieved	**$4,178**	**$1,137**

Long-Term Stock-Based Compensation

Overview

The Compensation Committee generally makes long-term stock-based compensation awards to executive officers on an annual basis. Long-term stock-based compensation awards are intended to align the interests of our executive officers with those of our stockholders and to reward our executive officers for increases in stockholder value over periods of time greater than one year. For fiscal year 2024, the Compensation Committee made an annual stock-based compensation award to each of the Named Executive Officers on November 7, 2023, at a regularly scheduled Compensation Committee meeting.

Fiscal Year 2024 Stock-Based Compensation Awards

In making annual stock-based compensation awards to executive officers for fiscal year 2024, the Compensation Committee first reviewed the Comparator Group grant data by executive position. The Compensation Committee used that data to inform its determination of a target dollar value for the long-term stock-based award for each executive officer, as set forth in the table below, targeting awards for fiscal year 2024 that were competitive within the Comparator Group. Each executive officer was granted a performance share award ("PSA") and a restricted stock unit ("RSU") award equivalent to 60% and 40%, respectively, of the dollar value of the executive's fiscal year 2024 stock-based award, calculating the number of shares subject to each award using the fair market value of the Company's common stock on the date of such award and an assumption that the Company would achieve the "target" level of performance required to earn the PSA. The Compensation Committee's rationale for awarding PSAs is to further align the executive's interests with those of our stockholders by using equity awards that will vest only if the Company achieves pre-established performance goals, and we believe the Compensation Committee's decision to award a portion of the PSAs subject to metrics measured over a multi-year performance period more closely aligns the executive's interests with those of our stockholders. Each RSU award granted to executive officers in fiscal year 2024 vests over four years at a rate of twenty-five percent (25%) per year commencing one year from the grant date and thereafter on each subsequent anniversary of the grant date for the following three years, provided the executive officer remains employed by the Company through each such vesting date.

Name	Value of FY24 Stock-Based Award(1)	Number of Shares Subject to PSAs, at Target(2)	Number of Shares Subject to RSUs(2)
Liam K. Griffin	$14,000,000	94,002	62,667
Kris Sennesael	$ 3,800,000	25,515	17,009
Reza Kasnavi	$ 4,000,000	26,857	17,905
Carlos S. Bori	$ 4,000,000	26,857	17,905
Robert J. Terry	$ 3,300,000	22,158	14,771

(1) *The grant date fair values of these stock-based awards as disclosed further below in the "Summary Compensation Table" and the "Grants of Plan-Based Awards Table" differ from the values stated above due to the grant date fair value of the PSAs being computed using a Monte Carlo simulation to value the portion of the award related to total shareholder return ("TSR") percentile ranking, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 – Compensation – Stock Compensation ("ASC 718").*

(2) *Reflects the dollar value of the award, divided by $89.36 per share, which was the closing price of the Company's common stock on the Nasdaq Global Select Market on November 7, 2023.*

SKYWORKS

After setting award levels by position and evaluating our business needs for the attraction and retention of executives and employees as well as internal and external circumstances impacting the Company and its employees, the Compensation Committee also reviewed the Comparator Group data to set the aggregate number of shares of the Company's common stock that would be made available for annual equity awards to eligible non-executive employees of the Company, as a percentage of the total number of the outstanding shares of the Company's common stock.

FY24 PSAs

The PSAs granted on November 7, 2023 (the "FY24 PSAs") have both "performance" and "continued employment" conditions that must be met in order for the executive to receive shares underlying the award.

The "performance" condition of the FY24 PSAs compares the Company's performance under three distinct metrics during the applicable performance period against a range of pre-established targets, as follows:

	Percentage of Aggregate Target Level Shares	Performance Period	Vesting
Target Level Shares with Respect to Emerging Revenue Growth Metric(1)	25%	Fiscal Year 2024	100% at the End of Year Two
Target Level Shares with Respect to EBITDA Margin Percentile Ranking Metric(2)	25%	Fiscal Years 2024-2025	100% at the End of Year Two
Target Level Shares with Respect to TSR Percentile Ranking Metric(3)	50%	Fiscal Years 2024-2026	100% at the End of Year Three

(1) The emerging revenue growth metric measures the Company's year-over-year revenue growth in certain key product categories, each of which represents an identified longer-term growth market for the Company.

(2) The EBITDA margin percentile ranking metric measures the Company's EBITDA margin achieved relative to the companies in our FY24 Peer Group during a two-year performance period comprising the Company's fiscal years 2024 and 2025. For purposes of the EBITDA margin percentile ranking metric, EBITDA margin is calculated by dividing EBITDA by revenue for the applicable period, where EBITDA is defined as non-GAAP operating income, plus depreciation and amortization, for the applicable period. With respect to the Company and each FY24 Peer Group company, EBITDA and revenue are calculated based on publicly reported financial information for the applicable period (which for the FY24 Peer Group companies consists of the eight-quarter period that ends closest to, but not later than, October 3, 2025).(4) When calculating the Company's EBITDA margin, the impact of any acquisition or disposition occurring within the performance period is excluded if the revenue attributable to such acquisition or disposition exceeds $50 million during such period.

(3) The TSR percentile ranking metric measures the Company's percentile ranking achieved with respect to its peer group. The peer group for purposes of the TSR percentile ranking metric includes each of the companies in the S&P 500 Index during the performance period but excludes any such company that during the three-year performance period is acquired by or merged with (or enters into an agreement to be acquired by or merged with) another entity. For purposes of the PSA award, TSR for the Company and for each company in the peer group is calculated using a starting price and ending price, which consist of the average of the closing prices for each trading day during the sixty (60) consecutive calendar days ending on, and including, the last trading day before the measurement period begins and the last trading day of the measurement period, respectively, assuming dividend reinvestment and adjusting for stock splits, as applicable.

The semiconductor industry generally and, in particular, many of the markets into which the Company sells its connectivity products, are characterized by constant and rapid technological change, continuous product evolution, and short product life cycles, including annual product refreshes in some cases. Recognizing that a significant driver of long-term growth is our ability to identify and execute on emerging revenue growth opportunities, the Compensation Committee believes that retaining emerging revenue growth as a key metric with a one-year

(4) When calculating the EBITDA margin percentile ranking, the performance of a company in the FY24 Peer Group will be included if during the performance period such company in the FY24 Peer Group publicly reports quarterly financial results for at least six consecutive quarters out of the eight applicable quarters.

performance period is appropriate. Moreover, utilizing only performance periods longer than one year (e.g. multi-year periods) could limit the Committee's ability to focus management on the most compelling growth opportunities each year. Accordingly, for the FY24 PSAs, the Compensation Committee retained emerging revenue growth as a one-year metric (representing 25% of the target value of the PSAs) to incentivize our management team on specific emerging product lines that have higher growth potential and are intended to drive long-term value creation. In light of stockholder feedback following the 2021 Annual Meeting of Stockholders (the "2021 Annual Meeting"), the Compensation Committee determined that shares earned pursuant to the emerging revenue growth metric would not vest until the two-year anniversary of the grant date.

For 25% of the target value under the FY24 PSAs, the Compensation Committee retained a two-year EBITDA margin percentile ranking metric that measures performance relative to the FY24 Peer Group. To incentivize above-median performance, the Compensation Committee set the target percentile for the EBITDA margin percentile ranking metric at the 55th percentile of our FY24 Peer Group. Following stockholder feedback received after the 2024 Annual Meeting, the Compensation Committee determined that shares earned pursuant to the EBITDA margin percentile ranking metric for awards granted to Named Executive Officers for fiscal year 2025 would be subject to a three-year performance period and would not vest until the three-year anniversary of the grant date. As in prior years, the remaining half of the target value under the FY24 PSAs was based on a three-year TSR percentile ranking.

The specific pre-established performance goals for the FY24 PSAs under the emerging revenue growth, EBITDA margin percentile ranking and TSR percentile ranking metrics are as follows:

Company Metric	Threshold	Target	Maximum
1-year Emerging Revenue Growth (%)	5.0%	10.0%	15.0%
2-year EBITDA Margin Percentile Ranking	25th	55th	75th
3-year TSR Percentile Ranking	25th	55th	90th

As with the Incentive Plan, the pre-established targets under the FY24 PSAs were established by the Compensation Committee after reviewing the Company's historical operating results and growth rates as well as the Company's expected future results relative to peers and were designed to require significant effort and operational success on the part of our executives and the Company:

- Emerging Revenue Growth Metric: The target level was set at 10%, representing above-market annual growth, the maximum level was set at 15%, which the Compensation Committee believed represented outstanding performance that would be difficult to achieve, and the threshold level was set at 5% as a result of continued market uncertainties. The threshold, target and maximum levels vary year to year as a result of the composition of what, as part of the Company's product portfolio, comprises emerging revenue. For fiscal year 2024, emerging revenue growth was based on driving growth in the following key product categories: next-generation connectivity products (i.e., WiFi 6/6E/7), strategic bulk acoustic wave ("BAW") expansion (i.e. BAW-enabled products excluding products sold to our largest customer), Internet of Things ("IoT") Cellular Engines (excluding products sold to our largest customer), and audio products, with BAW-enabled product revenue limited to the strategic BAW category.
- EBITDA Margin Percentile Ranking Metric: The Compensation Committee set the target percentile at the 55th percentile of the FY24 Peer Group in order to further incentivize above-median performance.
- TSR Percentile Ranking Metric: Consistent with the prior year's award, the Compensation Committee set the target percentile at the 55th percentile of the applicable peer group in order to further incentivize above-median performance.

The number of shares issuable under the FY24 PSAs corresponds to the level of achievement of the performance goals, as follows (subject to linear interpolation for amounts between "threshold" and "target" or "target" and "maximum"):

	Performance Achieved		
	Threshold	Target	Maximum
% of Target Level Shares Earned with Respect to Emerging Revenue Growth Metric	50%	100%	200%
% of Target Level Shares Earned with Respect to EBITDA Margin Percentile Ranking Metric	50%	100%	200%
% of Target Level Shares Earned with Respect to TSR Percentile Ranking Metric	50%	100%	300%

The "continued employment" condition of the FY24 PSAs provides that, to the extent that the performance goals are met, the shares earned under such metrics would vest as follows (provided, in each case, that the executive remains employed by the Company through each such vesting date):

	Anniversary of Grant Date(1)	
	Two Year	Three Year
% of Shares Earned with Respect to Emerging Revenue Growth Metric	100%	
% of Shares Earned with Respect to EBITDA Margin Percentile Ranking Metric	100%	
% of Shares Earned with Respect to TSR Percentile Ranking Metric		100%

(1)   In the event of termination by reason of death or permanent disability, the holder of an FY24 PSA (or the holder's estate) would receive any earned but unissued shares that would have been issuable thereunder during the remaining term of the award.

During fiscal year 2023, the base period against which fiscal year 2024 emerging revenue performance was measured, the Company achieved revenue in the specified key product categories of $728 million. During fiscal year 2024, the Company achieved revenue in the specified key product categories of $772 million, representing emerging revenue growth of 6%, which was between the "minimum" and "target" level of performance. This level of achievement reflected the rigorous target that had been set by the Compensation Committee.This resulted in the Company achieving approximately 61% of the target level of shares for such metric. The shares earned under this metric will be issued in November 2025, provided that the Named Executive Officer meets the continued employment condition.

In the period comprising fiscal year 2023 and fiscal year 2024, the period over which the EBITDA margin percentile ranking metric was measured, the Company achieved a margin of 38%, resulting in its ranking in the 60th percentile against the applicable peer group. This resulted in the Company achieving 125% of the target level of

shares for such metric. The shares earned under this metric were issued in November 2024.

Outstanding PSAs at the End of Fiscal Year 2024

As summarized in the table below of the annual PSA grants made to Named Executive Officers since our fiscal year ended September 28, 2018 ("fiscal year 2018") (the first year in which the Compensation Committee awarded PSAs subject to a metric measured over a three-year performance period), achievement of the TSR percentile ranking metric under the FY24 PSAs, which is subject to a three-year performance period, will be determined following the conclusion of the Company's fiscal year ending October 2, 2026 ("fiscal year 2026"). During the three-year performance period under the fiscal year 2022 PSAs comprising the Company's fiscal years 2022, 2023, and 2024, the Company realized a TSR of -38% resulting in its ranking in the 17th percentile against the applicable peer group. As a result of failing to achieve the threshold TSR percentile ranking metric, no shares were earned by the Named Executive Officers with respect to such metric, and all PSAs with respect to such metric were cancelled.

PSA Fiscal Year ("FY")	Grant Date	Metric	Performance Period	Achieved (% of Target)
FY18	11/7/2017	Non-GAAP EBITDA Growth	FY18	99.8%
		3-year TSR Percentile Ranking	FY18 – FY20	0%
FY19	11/6/2018	Non-GAAP EBITDA Growth	FY19	0%
		3-year TSR Percentile Ranking	FY19 – FY21	74.1%
FY20	11/5/2019	Emerging Revenue Growth	FY20	200%
		Design Wins	FY20	200%
		3-year TSR Percentile Ranking	FY20 – FY22	0%
FY21	11/11/2020	Emerging Revenue Growth	FY21	200%
		Design Wins	FY21	200%
		3-year TSR Percentile Ranking	FY21 – FY23	0%
FY22	11/10/2021	Emerging Revenue Growth	FY22	200%
		EBITDA Margin Percentile Ranking	FY22 – FY23	133%
		3-year TSR Percentile Ranking	FY22 – FY24	0%
FY23	11/8/2022	Emerging Revenue Growth	FY23	200%
		EBITDA Margin Percentile Ranking	FY23 – FY24	125%
		3-year TSR Percentile Ranking	FY23 – FY25	Perf. Period in Progress[1]
FY24	11/7/2023	Emerging Revenue Growth	FY24	61%
		EBITDA Margin Percentile Ranking	FY24 – FY25	Perf. Period in Progress[2]
		3-year TSR Percentile Ranking	FY24 – FY26	Perf. Period in Progress[3]

(1) As of January 19, 2025, performance under this metric during the applicable performance period was below the "threshold" level of performance.

(2) As of January 19, 2025, performance under this metric during the applicable performance period was between the "threshold" and "target" levels of performance.

(3) As of January 19, 2025, performance under this metric during the applicable performance period was below the "threshold" level of performance.

Other Compensation and Benefits

We provide other benefits to our executive officers that are intended to be part of a competitive overall compensation program and are not tied to any company performance criteria. Consistent with our objective of having compensation programs that are considered fair to our employees, executive officers are eligible to participate in the Company's medical, dental, vision, life, and disability insurance plans, as well as the Company's 401(k) Savings and Retirement Plan and Employee Stock Purchase Plan, under the same terms as such benefits are offered to other benefits-eligible employees. We do not provide executive officers with any enhanced retirement benefits (i.e., executive officers are subject to the same limits on contributions as other employees, as we do not offer any supplemental executive retirement plan or other similar non-qualified deferred compensation plan), and they are eligible for 401(k) company-match contributions under the same terms as other employees.

We offered executives the opportunity to participate in a reimbursement program for fiscal year 2024 providing up to an aggregate of $20,000 to each executive for the purchase of personal financial planning services, estate planning services, personal tax planning and preparation services, and/or an executive physical. No tax gross-up was provided for such reimbursements. In fiscal year 2024, each of the Named Executive Officers, other than Mr. Kasnavi, received reimbursement in connection with such services.

Severance and Change-in-Control Benefits

None of our executive officers, including the Named Executive Officers, has an employment agreement that provides a specific term of employment with the Company. Accordingly, the employment of any such employee may be terminated at any time. We do provide certain benefits to our Named Executive Officers upon certain qualifying terminations of employment and in connection with terminations of employment under certain circumstances following a change in control. A description of the material terms of our severance and change-in-control arrangements with the Named Executive Officers, including a description of compensation payable to Mr. Griffin in connection with him ceasing to serve as Chief Executive Officer and President of the Company effective February 17, 2025, can be found immediately below and further below under "*Potential Payments Upon Termination or Change in Control.*"

The Compensation Committee believes that severance protections can play a valuable role in recruiting and retaining superior talent. Severance and other termination benefits are an effective way to offer executives financial security to incent them to forego an opportunity with another company. These agreements also protect the Company as the Named Executive Officers are bound by non-solicit covenants for a period of twelve (12) months after termination of employment. Outside of the change-in-control context, each Named Executive Officer is entitled to severance benefits if his or her employment is involuntarily terminated by the Company without cause and, in the case of the Chief Executive Officer, if he terminates his own employment for good reason (as defined in the Chief Executive Officer's change-in-control agreement). The level of each Named Executive Officer's cash severance or other termination benefit is generally tied to his or her annual base salary and short-term incentive amounts.

Additionally, each Named Executive Officer would receive enhanced severance benefits and accelerated vesting of equity awards if his or her employment were terminated under certain circumstances in connection with a change in control of the Company. These benefits are described in detail further below under "*Potential Payments Upon Termination or Change in Control.*" The Compensation Committee believes these enhanced severance benefits and

accelerated vesting are appropriate because the occurrence, or potential occurrence, of a change-in-control transaction would likely create uncertainty regarding the continued employment of executive officers that typically occurs in a change-in-control context, and such severance benefits and accelerated vesting encourage the Named Executive Officers to remain employed with the Company through the change-in-control process and to focus on enhancing stockholder value both before and during the process. The vesting protection helps assure the Named Executive Officers that they will not lose the expected value of their equity awards because of a change in control of the Company.

In fiscal year 2024, the Company adopted a policy providing for stockholder ratification of any new agreements or arrangements that provide for cash severance benefits payable to Named Executive Officers that exceed 2.99 times the sum of the Named Executive Officer's base salary and target bonus (as each such term is defined in the policy).

Executive Officer Stock Ownership Requirements

We have adopted executive officer stock ownership guidelines with the objective of more closely aligning the interests of our executive officers with those of our stockholders. Under the executive officer stock ownership guidelines, our Named Executive Officers for fiscal year 2024 were each required to hold the *lower* of (a) the number of shares with a fair market value equal to the applicable multiple of such executive's current base salary, or (b) the applicable number of shares, each as set forth in the table below. Common stock owned outright by the Named Executive Officer (or by his or her spouse or minor children), common stock held in trust for the benefit of the Named Executive Officer (or his or her spouse or minor children), or restricted stock or restricted stock units granted pursuant to the equity compensation plans of the Company for which restrictions have lapsed, count towards the requirement. Unexercised options, whether or not vested, and restricted stock and restricted stock units still subject to risk of forfeiture, as well as any unissued performance shares, do not count towards the requirement. All of our Named Executive Officers for fiscal year 2024 were in compliance with the executive officer stock ownership guidelines as of January 24, 2025.

	Multiple of Annual Base Salary(1)	Shares
Chief Executive Officer	6	96,900
Chief Financial Officer	2.5	21,000
Senior Vice President, Technology and Manufacturing	2.5	19,900
Senior Vice President, Sales and Marketing	2.5	18,600
Senior Vice President and General Counsel	2.5	18,600

(1) For purposes of the executive officer stock ownership guidelines, the fair market value of the Company's common stock is the average closing price per share of the Company's common stock as reported on the Nasdaq Global Select Market (or if the common stock is not then traded on such market, such other market on which the common stock is traded) for the twelve (12) month period ending with the determination date.

Executive Compensation Recoupment Policies

In March 2022, the Company adopted an executive compensation recoupment policy (the "2022 Policy") that applies to both cash and equity incentive compensation for executive officers. Under the 2022 Policy, if we are required to prepare an accounting restatement for one or more periods due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, the Board or a committee of independent directors authorized by the Board will investigate the circumstances to determine whether an act or omission of a current or former executive officer, involving fraud or intentional misconduct, contributed to the circumstances resulting in the restatement. Following the investigation, we may require repayment of certain incentive-based compensation received by the executive officer in the three-year period preceding restatement. In November 2023, the Company adopted a new executive compensation recovery policy (the "2023 Policy") for purposes of complying with Section 10D of the Exchange Act and Nasdaq listing standards. The 2023 Policy provides that, in the event the Company is required to prepare an accounting restatement on or after October 2, 2023 (the "Effective Date") due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, the Company will act to recover the amount of incentive-based compensation received on or after the Effective Date, by its current and former Section 16 officers, as

applicable, in excess of the amount of incentive-based compensation that would have been received had it been determined based on the restated amount, subject to limited exceptions. In the event that an accounting restatement is not covered by the 2023 Policy but is covered by the 2022 Policy, the 2022 Policy will apply. In the event that an accounting restatement could be covered by both the 2022 Policy and 2023 Policy, only the 2023 Policy will apply.

Prohibition on Hedging and Certain Other Transactions

We prohibit our directors, officers, and employees (or any of their designees) from directly or indirectly engaging in the following transactions with respect to securities of the Company:

- selling short, including short sales "against the box";
- buying or selling put or call options; or
- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of securities of the Company, whether through the use of traded securities, privately negotiated derivative securities, or synthetic financial instruments.

In addition, we prohibit our directors, officers, and employees from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan.

Compliance with Internal Revenue Code Section 162(m)

For fiscal year 2024, the Company will be unable to deduct compensation in excess of $1 million paid to certain executive officers, as specified under Section 162(m) of the Internal Revenue Code ("IRC"). The Compensation Committee uses its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of the Company and its stockholders.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

It is the Company's practice to make stock-based compensation awards to executive officers in November of each year at a prescheduled Compensation Committee meeting, which may be close in time before or after the Company publicly announces financial results for the prior completed quarter or fiscal year or when the Company publicly provides an outlook for a future quarter or time period. During fiscal year 2024, the Company did not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation, nor did it grant any stock options to any of its executive officers.

Compensation Tables for Named Executive Officers

Summary Compensation Table

The following table summarizes compensation earned by, or awarded or paid to, our Named Executive Officers for fiscal year 2024, fiscal year 2023, and fiscal year 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Liam K. Griffin	2024	1,175,002	15,523,244	1,370,289	27,992	18,096,527
Former Chairman, Chief Executive Officer and President(4)	2023	1,170,502	14,554,926	1,509,604	26,404	17,261,436
	2022	1,124,289	13,087,793	2,423,906	31,174	16,667,162
Kris Sennesael	2024	627,600	4,213,415	459,192	24,220	5,324,427
Senior Vice President and Chief Financial Officer	2023	604,200	4,142,435	486,606	20,921	5,254,162
	2022	585,092	4,131,556	788,306	17,384	5,522,338
Reza Kasnavi	2024	597,600	4,435,150	349,860	16,961	5,399,571
Senior Vice President, Technology and Manufacturing(5)	2023	574,100	4,377,587	370,013	35,936	5,357,636
	2022	553,677	4,013,570	597,396	33,910	5,198,553
Carlos S. Bori	2024	594,101	4,435,150	349,860	26,337	5,405,448
Senior Vice President, Sales and Marketing	2023	538,900	4,377,587	347,530	26,162	5,290,179
	2022	515,327	4,013,570	557,713	15,324	5,101,934
Robert J. Terry	2024	559,800	3,659,046	327,703	34,457	4,581,006
Senior Vice President, General Counsel and Secretary	2023	538,200	3,605,110	346,887	27,150	4,517,347
	2022	518,885	3,305,147	559,858	22,731	4,406,621

(1) The amounts in the Stock Awards column represent the grant date fair values, computed in accordance with the provisions of ASC 718, of PSAs and RSUs granted during the applicable fiscal year, without regard to estimated forfeiture rates. For fiscal years 2022, 2023, and 2024, assuming the highest level of performance achievement with respect to the PSAs, the grant date fair values of the Stock Awards would be as follows: Mr. Griffin (FY 2022: $16,912,789; FY 2023: $18,454,902; FY 2024: $19,723,254), Mr. Sennesael (FY 2022: $5,339,011; FY 2023: $5,252,414; FY 2024: $5,353,425), Mr. Kasnavi (FY 2022: $5,886,558; FY 2023: $5,550,558; FY 2024: $5,635,121), Mr. Bori (FY 2022: $5,186,558; FY 2023: $5,550,558; FY 2024: $5,635,121), and Mr. Terry (FY 2022: $4,271,095; FY 2023: $4,571,105; FY 2024: $4,649,065). For a description of the assumptions used in calculating the fair value of equity awards in fiscal year 2024 under ASC 718, see Note 9 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 15, 2024.

(2) Reflects amounts paid to the Named Executive Officers pursuant to the executive incentive plan adopted by the Compensation Committee for each year indicated.

(3) "All Other Compensation" includes the Company's contributions to the executive's 401(k) Plan account, the cost of group term life insurance premiums, and financial planning benefits. For fiscal year 2024, it specifically includes $13,800 in Company contributions to each Named Executive Officer's 401(k) Plan account, as well as $8,000, $4,250, $0, $9,398, and $15,136 in financial planning benefits for Messrs. Griffin, Sennesael, Kasnavi, Bori and Terry, respectively.

(4) Mr. Griffin ceased to serve as Chief Executive Officer and President of the Company effective February 17, 2025.

(5) Mr. Kasnavi began serving as Executive Vice President, Chief Operations and Technology Officer of the Company effective March 15, 2025.

Grants of Plan-Based Awards Table

The following table summarizes all grants of plan-based awards made to the Named Executive Officers in fiscal year 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock Or Units (#)(3)	Grant Date Fair Value of Stock Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Liam K. Griffin		940,000	1,880,000	3,760,000					
	11/07/2023				47,001	94,002	235,005		9,923,321(4)
	11/07/2023							62,667	5,599,923(5)
Kris Sennesael		315,000	630,000	1,260,000					
	11/07/2023				12,757	25,515	63,787		2,693,491(4)
	11/07/2023							17,009	1,519,924(5)
Reza Kasnavi		240,000	480,000	960,000					
	11/07/2023				13,428	26,857	67,142		2,835,159(4)
	11/07/2023							17,905	1,599,991(5)
Carlos S. Bori		240,000	480,000	960,000					
	11/07/2023				13,428	26,857	67,142		2,835,159(4)
	11/07/2023							17,905	1,599,991(5)
Robert J. Terry		224,800	449,600	899,200					
	11/07/2023				11,079	22,158	55,395		2,339,109(4)
	11/07/2023							14,771	1,319,937(5)

(1) The amounts shown represent the potential value of awards earned under the Incentive Plan. The amounts actually paid to the Named Executive Officers under the Incentive Plan are shown above in the "Summary Compensation Table" under "Non-Equity Incentive Plan Compensation." For a more complete description of the Incentive Plan, please see description above under "Components of Compensation – Short-Term Incentives."

(2) The amounts shown represent shares potentially issuable pursuant to the FY24 PSAs granted on November 7, 2023, under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan, as described above under "Components of Compensation – Long-Term Stock-Based Compensation."

(3) Represents shares underlying RSU awards granted under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan. Each RSU award vests over four years at a rate of twenty-five percent (25%) per year commencing one year after the grant date and on each subsequent anniversary of the grant date for the following three years, provided the executive remains employed by the Company through each such vesting date.

(4) Reflects the grant date fair value of the FY24 PSAs, computed in accordance with the provisions of ASC 718, using (a) a Monte Carlo simulation (which weights the probability of multiple potential outcomes) to value the portion of the award related to TSR percentile ranking, and (b) a price of $89.36 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on November 7, 2023, to value the portion of the award related to emerging revenue growth and EBITDA margin percentile ranking, assuming performance at the "target" level. For a description of the assumptions used in calculating the fair value of equity awards granted in fiscal year 2024 under ASC 718, see Note 9 of the Company's financial statements included in the Company's Annual Report on Form 10-K filed with the SEC on November 15, 2024.

(5) Reflects the grant date fair value of the RSUs granted on November 7, 2023, computed in accordance with the provisions of ASC 718 using a price of $89.36 per share, which was the closing price of the Company's common stock on the Nasdaq Global Select Market on November 7, 2023.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes the unvested stock awards held by the Named Executive Officers as of the end of fiscal year 2024. None of our Named Executive Officers held stock options as of the end of fiscal year 2024.

Name	Stock Awards			
	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that Have Not Vested ($)(1)
Liam K. Griffin	7,645(2)	755,708	11,930(8)	1,179,281
	15,906(3)	1,572,308	43,988(9)	4,348,214
	43,988(4)	4,348,214	47,000(10)	4,645,950
	62,667(5)	6,194,633		
	71,480(6)	7,065,798		
	14,253(7)	1,408,909		
Kris Sennesael	2,363(2)	233,583	3,766(8)	372,269
	5,021(3)	496,326	12,519(9)	1,237,503
	12,519(4)	1,237,503	12,757(10)	1,261,029
	17,009(5)	1,681,340		
	20,345(6)	2,011,103		
	3,868(7)	382,352		
Reza Kasnavi	2,293(2)	226,663	3,658(8)	361,593
	4,878(3)	482,190	13,230(9)	1,307,786
	13,230(4)	1,307,786	13,428(10)	1,327,358
	17,905(5)	1,769,909		
	21,498(6)	2,125,077		
	4,072(7)	402,517		
Carlos S. Bori	2,015(2)	199,183	3,658(8)	361,593
	4,878(3)	482,190	13,230(9)	1,307,786
	13,230(4)	1,307,786	13,428(10)	1,327,358
	17,905(5)	1,769,909		
	21,498(6)	2,125,077		
	4,072(7)	402,517		
Robert J. Terry	1,876(2)	185,443	3,012(8)	297,736
	4,016(3)	396,982	10,895(9)	1,076,971
	10,895(4)	1,076,971	11,078(10)	1,095,060
	14,771(5)	1,460,113		
	17,706(6)	1,750,238		
	3,360(7)	332,136		

(1) Reflects a price of $98.85 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on September 27, 2024.

(2) Represents shares issuable under an RSU award granted on November 11, 2020, under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan. The RSU award vested at a rate of 25% per year on each anniversary of the grant date until it became fully vested on November 11, 2024.

SKYWORKS

(3) Represents shares issuable under an RSU award granted on November 10, 2021, under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 10, 2025.

(4) Represents shares issuable under an RSU award granted on November 8, 2022, under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 8, 2026.

(5) Represents shares issuable under an RSU award granted on November 7, 2023, under the Company's Second Amended and Restated 2015 Long-Term Incentive Plan. The RSU award vests at a rate of 25% per year on each anniversary of the grant date through November 7, 2027.

(6) Represents shares issuable under the fiscal year 2023 PSAs ("FY23 PSAs") (awarded on November 8, 2022) with respect to the emerging revenue growth metric measured over a one-year performance period consisting of the Company's fiscal year 2023, assuming achievement at the "maximum" level of performance, one hundred percent (100%) of which were issued on November 8, 2024. Also represents shares issuable under the FY23 PSAs with respect to the EBITDA margin percentile ranking metric measured over a two-year performance period consisting of the Company's fiscal years 2023 and 2024, assuming achievement with respect to such metric of 125% of the target level of performance, one hundred percent (100%) of which were issued on November 8, 2024.

(7) Represents shares issuable under the FY24 PSAs (awarded on November 7, 2023, as described above under "Components of Compensation – Long-Term Stock-Based Compensation") with respect to the emerging revenue growth metric measured over a one-year performance period consisting of the Company's fiscal year 2024, assuming achievement at 61% of the "target" level of performance. One hundred percent (100%) of the shares to be earned under the FY24 PSAs with respect to this metric will be issued on November 7, 2025, to the extent earned and provided that the executive meets the continued employment condition.

(8) Represents shares issuable under the fiscal year 2022 PSAs (the "FY22 PSAs") with respect to the TSR percentile ranking metric, assuming achievement at the "threshold" level of performance. This portion of the FY22 PSAs, which was subject to a three-year performance period, would have been issued on November 10, 2024, had it been achieved.

(9) Represents shares issuable under the FY23 PSAs with respect to the TSR percentile ranking metric, assuming achievement at the "target" level of performance. This portion of the FY23 PSAs, which is subject to a three-year performance period, will be issued on November 8, 2025, to the extent earned and provided that the executive meets the continued employment condition.

(10) Represents shares issuable under the FY24 PSAs (awarded on November 7, 2023, as described above under "Components of Compensation – Long-Term Stock-Based Compensation") with respect to the TSR percentile ranking metric, assuming achievement at the "threshold" level of performance. This portion of the FY24 PSAs, which is subject to a three-year performance period, will be issued on November 7, 2026, to the extent earned and provided that the executive meets the continued employment condition. Also represents shares issuable under the FY24 PSAs with respect to the EBITDA margin percentile ranking metric measured over a two-year performance period consisting of the Company's fiscal years 2024 and 2025, assuming achievement at the "target" level of performance. This portion of the FY24 PSAs will be issued on November 7, 2025, to the extent earned and provided that the executive meets the continued employment condition.

Option Exercises and Stock Vested Table

The following table summarizes the Named Executive Officers' option exercises and stock award vesting during fiscal year 2024.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Liam K. Griffin	–	–	80,117	7,172,834
Kris Sennesael	12,770	157,227	24,828	2,223,633
Reza Kasnavi	–	–	24,060	2,154,078
Carlos S. Bori	–	–	23,782	2,129,361
Robert J. Terry	–	–	20,183	1,807,159

(1) The value realized on exercise is based on the amount by which the market price of a share of the Company's common stock at the time of exercise exceeded the applicable exercise price per share of the exercised option.

(2) The value realized upon vesting is determined by multiplying (a) the number of shares underlying the stock awards that vested, by (b) the closing price of the Company's common stock on the Nasdaq Global Select Market on the applicable vesting date.

Potential Payments Upon Termination or Change in Control

Mr. Griffin

On May 10, 2023, in connection with the expiration, in accordance with its terms, of the Amended and Restated Change in Control / Severance Agreement between the Company and Mr. Griffin, the Company entered into a Second Amended and Restated Change in Control / Severance Agreement with Mr. Griffin (the "Griffin Agreement"). The Griffin Agreement sets out severance benefits that become payable if, while employed by the Company, other than following a change in control, Mr. Griffin either (i) is terminated without cause, or (ii) terminates his employment for good reason. The severance benefits provided to Mr. Griffin under either of these circumstances would consist of: (i) a lump-sum payment equal to two (2) times the sum of (A) his then-current annual base salary immediately prior to such termination and (B) the Bonus Amount (as defined below); (ii) full acceleration of the vesting of all of Mr. Griffin's outstanding stock options, which stock options would become exercisable for a period of two (2) years after the termination date (but not beyond the expiration of their respective maximum terms), full acceleration of the vesting of all outstanding restricted stock awards (including awards of restricted stock units), and the right to receive the number of performance shares under outstanding PSAs that are earned but unissued and that he would have earned had he remained employed through the end of the applicable performance period; and (iii) provided he is eligible for and timely elects to continue receiving group medical coverage (and provided the provision of such payments will not violate any applicable nondiscrimination laws), certain COBRA continuation for him and his eligible dependents ("COBRA continuation") for up to fifteen (15) months after the termination date. The "Bonus Amount" is an amount equal to the greater of (x) the average of the short-term cash incentive awards received for the three (3) years prior to the year in which the termination occurs, and (y) the target annual short-term cash incentive award for the year in which the termination occurs.

The Griffin Agreement also sets out severance benefits that become payable if, within the period of time commencing three (3) months prior to and ending two (2) years following a change in control, Mr. Griffin's employment is either (i) terminated by the Company without cause, or (ii) terminated by him for good reason (a "Qualifying Termination"). The severance benefits provided to Mr. Griffin in such circumstances would consist of the following: (i) a lump-sum payment equal to two and one-half (2½) times the sum of (A) his annual base salary immediately prior to the change in control, and (B) the CIC Bonus Amount (as defined below); (ii) all of Mr. Griffin's then-outstanding stock options would become exercisable for a period of thirty (30) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation for up to eighteen (18) months after the termination date. The "CIC Bonus Amount" is an amount equal to the greater of (x) the average of the annual short-term cash incentive awards received for the three (3) years prior to the year in which the change of control occurs and (y) the target annual short-term cash incentive award for the year in which the change of control occurs.

The Griffin Agreement also provides that in the event of a Qualifying Termination, Mr. Griffin is entitled to full acceleration of the vesting of all of his outstanding equity awards (including stock options, restricted stock awards, RSU awards, and all earned but unissued performance-based equity awards). At the time of a change in control, all such outstanding equity awards would continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (including performance-based equity awards that are deemed earned at the time of the change in control as described below). For performance-based equity awards where the change in control occurs prior to the end of the applicable performance period, such awards would be deemed earned as to the greater of (i) the target level of shares for such awards, or (ii) if such calculation is determined to be practicable by the Compensation Committee, the number of shares that would have been earned pursuant to the terms of such awards based upon performance up through and including the day prior to the date of the change in control. In the event that the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such award immediately prior to the change in control, then such awards would accelerate in full as of the change in control.

In the event of Mr. Griffin's death or permanent disability (within the meaning of Section 22(e)(3) of the IRC), the Griffin Agreement provides for full acceleration of the vesting of all then-outstanding equity awards subject to time-based vesting (including stock options, restricted stock awards, RSU awards, and all performance-based equity awards where the performance period has ended and the shares are earned but unissued). The Griffin Agreement also provides that if Mr. Griffin's death or permanent disability occurs prior to the end of the performance period of a performance-based equity award, each such award would be deemed earned as to the greater of (i) the target level of shares for such award, or (ii) the number of shares that would have been earned pursuant to the terms of such award had he remained employed through the end of the performance period, and such earned shares would become vested and issuable to him after the performance period ends. In addition, all outstanding stock options would remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

All of Mr. Griffin's equity awards that were outstanding as of September 27, 2024, are subject to the terms described above for the Griffin Agreement. For the equity awards granted to Mr. Griffin after September 27, 2024, in connection with a termination without cause or resignation for good reason that is unrelated to a change in control, the terms described above for the Griffin Agreement are not applicable. As previously stated, effective as of February 17, 2025 ("Transition Date"), Mr. Griffin ceased to serve as Chief Executive Officer and President of the Company. Mr. Griffin will remain employed by the Company in a non-executive role for three months following the Transition Date, at which time his

employment with the Company will end. For the period of such employment, he will be paid at the same rate as his base salary immediately prior to the Transition Date. Upon his departure, Mr. Griffin will be entitled to receive separation benefits under the Griffin Agreement in connection with a termination without cause or resignation for good reason that is unrelated to a change in control. With respect to the equity awards granted to Mr. Griffin after September 27, 2024, only a prorated portion, estimated to be approximately 5,934 shares, subject to his fiscal year 2025 RSU award will vest based on a May 16, 2025 termination date, and none of his fiscal year 2025 PSA award will vest.

The Griffin Agreement is intended to be exempt from or compliant with Section 409A of the IRC and has an initial two (2) year term from May 10, 2023, and thereafter renews automatically on an annual basis for up to five (5) additional years unless either the Company or Mr. Griffin timely provides a notice of non-renewal to the other prior to the end of the then-current term. The payments due to Mr. Griffin under the Griffin Agreement are subject to potential reduction in the event that such payments would otherwise become subject to excise tax incurred under Section 4999 of the IRC, if such reduction would result in his retaining a larger amount, on an after-tax basis, than if he had received all of the payments due.

Additionally, the Griffin Agreement requires that Mr. Griffin sign a release of claims in favor of the Company before he is eligible to receive any benefits under the Griffin Agreement and contains a non-solicitation provision applicable to Mr. Griffin while he is employed by the Company and for twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the Griffin Agreement. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; (ii) a change, without approval by the Board, of a majority of the Board of the Company; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, or asset sale; or (iv) stockholder approval of a liquidation or dissolution of the Company. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of the Company; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in his base compensation, authority, duties, responsibilities, or budget over which he retains authority; (ii) a requirement that Mr. Griffin report to a corporate officer or employee instead of reporting directly to the Board; (iii) a material change in his office location; or (iv) any action or inaction constituting a material breach by the Company of the terms of the agreement.

Mr. Sennesael, Mr. Kasnavi, Mr. Bori, and Mr. Terry

The Company entered into Amended and Restated Change in Control / Severance Agreements with each of Mr. Sennesael, Mr. Kasnavi, Mr. Bori, and Mr. Terry on May 10, 2023, respectively. Each such Amended and Restated Change in Control / Severance Agreement is referred to herein as a "CIC Agreement."

Each CIC Agreement sets out severance benefits that become payable if the executive officer experiences a Qualifying Termination. The severance benefits provided to the executive in such circumstances would consist of the following: (i) a lump sum payment equal to one and one-half (1$\frac{1}{2}$) times the sum of (A) all of the executive's annual base salary immediately prior to the change in control, and (B) the CIC Bonus Amount; (ii) all of the executive's then-outstanding stock options would remain exercisable for a period of eighteen (18) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation for up to eighteen (18) months after the termination date.

Each CIC Agreement also provides that in the event of a Qualifying Termination, the executive is entitled to full acceleration of the vesting of all

of his outstanding equity awards (including stock options, restricted stock awards, RSU awards, and all earned but unissued performance-based equity awards). At the time of a change in control, all such outstanding equity awards would continue to be subject to the same time-based vesting schedule to which the awards were subject prior to the change in control (including performance-based equity awards that are deemed earned at the time of the change in control as described below). For performance-based equity awards where the change in control occurs prior to the end of the performance period, such awards would be deemed earned as to the greater of (i) the target level of shares for such awards, or (ii) if such calculation is determined to be practicable by the Compensation Committee, the number of shares that would have been earned pursuant to the terms of such awards based upon performance up through and including the day prior to the date of the change in control. In the event that the successor or surviving company does not agree to assume, or to substitute for, such outstanding equity awards on substantially similar terms with substantially equivalent economic benefits as exist for such award immediately prior to the change in control, then such awards would accelerate in full as of the change in control.

Each CIC Agreement also sets out severance benefits outside a change in control that become payable if the executive's employment is terminated by the Company without cause. The severance benefits provided to the executive under such circumstance would consist of the following: (i) biweekly compensation continuation payments commencing not more than sixty (60) days after such termination and continuing for a period of twelve (12) months, with each such compensation continuation payment being equal to the aggregate payment amount divided by twenty-six (26), where the aggregate payment is equal to the sum of (x) his then-current annual base salary, and (y) any short-term cash incentive award then due; (ii) all then-vested outstanding stock options would remain exercisable for a period of twelve (12) months after the termination date (but not beyond the expiration of their respective maximum terms); and (iii) COBRA continuation coverage for up to twelve (12) months after the termination date.

In the event of the executive's death or permanent disability (within the meaning of Section 22(e)(3) of the IRC), each CIC Agreement provides for full acceleration of the vesting of all then-outstanding equity awards subject to time-based vesting (including stock options, restricted stock awards, RSU awards, and all performance-based equity awards where the performance period has ended and the shares are earned but unissued). Each CIC Agreement also provides that for a performance-based equity award where the executive's death or permanent disability occurs prior to the end of the performance period, such award would be deemed earned as to the greater of (i) the target level of shares for such award, or (ii) the number of shares that would have been earned pursuant to the terms of such award had the executive remained employed through the end of the performance period, and such earned shares would become vested and issuable to the executive after the performance period ends. In addition, all outstanding stock options would remain exercisable for a period of twelve (12) months following the termination of employment (but not beyond the expiration of their respective maximum terms).

All of the equity awards that are outstanding as of the date hereof for each of Mr. Sennesael, Mr. Kasnavi, Mr. Bori, and Mr. Terry are subject to the terms described above for the CIC Agreements.

Each CIC Agreement is intended to be exempt from or compliant with Section 409A of the IRC and has an initial two (2) year term, and thereafter renews automatically on an annual basis for up to five (5) additional years unless either the Company or the executive timely provides a notice of non-renewal to the other prior to the end of the then-current term. The payments due to each executive under his or her CIC Agreement are subject to potential reduction in the event that such payments would otherwise become subject to excise tax incurred under Section 4999 of the IRC, if such reduction would result in the executive retaining a larger amount, on an after-tax basis, than if he had received all of the payments due.

Additionally, each CIC Agreement requires that the executive sign a release of claims in favor of the Company before he is eligible to receive any benefits under the agreement. Each CIC Agreement also contains non-solicitation provisions applicable to the executive while he is employed by the Company and for a period of twelve (12) months following the termination of his employment.

The terms "change in control," "cause," and "good reason" are each defined in the CIC Agreements. Change in control means, in summary: (i) the acquisition by a person or a group of 40% or more of the outstanding stock of the Company; (ii) a change, without approval by the Board, of a majority of the Board of the Company; (iii) the acquisition of the Company by means of a reorganization, merger, consolidation, or asset sale; or (iv) stockholder approval of a liquidation or dissolution of the Company. Cause means, in summary: (i) deliberate dishonesty that is significantly detrimental to the best interests of the Company; (ii) conduct constituting an act of moral turpitude; (iii) willful disloyalty or insubordination; or (iv) incompetent performance or substantial or continuing inattention to or neglect of duties. Good reason means, in summary: (i) a material diminution in the executive's base compensation, authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities of the executive's supervisor; (iii) a material change in the executive's office location; or (iv) any action or inaction constituting a material breach by the Company of the terms of the agreement.

The following table summarizes the payments and benefits that would be made by the Company to the Named Executive Officers as of September 27, 2024, in the following circumstances as of such date:

- termination without cause outside of a change in control;
- termination without cause or for good reason in connection with a change in control; and
- in the event of a termination of employment because of death or disability.

The accelerated equity values in the table reflect a price of $98.85 per share, which was the closing sale price of the Company's common stock on the Nasdaq Global Select Market on September 27, 2024. The table does not reflect any equity awards made after September 27, 2024.

Name	Benefit	Termination w/o Cause Outside Change in Control ($)(1)	Termination w/o Cause or for Good Reason, After Change in Control ($)	Death/Disability ($)
Liam K. Griffin(2)	Salary and Short-Term Incentive	6,119,006(3)	7,648,758(4)	–
	Accelerated RSUs	12,870,863	12,870,863	12,870,863
	Accelerated PSAs(5)	23,064,671	23,064,671	23,064,671
	Medical	37,903	45,483	–
	TOTAL	42,092,443	43,629,775	35,935,534
Kris Sennesael(2)	Salary and Short-Term Incentive	630,000(6)	1,890,000(7)	–
	Accelerated RSUs	–	3,648,751	3,648,751
	Accelerated PSAs(5)	–	6,515,302	6,515,302
	Medical	19,569	29,354	–
	TOTAL	649,569	12,083,407	10,164,053
Reza Kasnavi(2)	Salary and Short-Term Incentive	600,000(6)	1,620,000(7)	–
	Accelerated RSUs	–	3,786,548	3,786,548
	Accelerated PSAs(5)	–	6,810,963	6,810,963
	Medical	9,485	14,227	–
	TOTAL	609,485	12,231,738	10,597,511
Carlos S. Bori(2)	Salary and Short-Term Incentive	600,000(6)	1,620,000(7)	–
	Accelerated RSUs	–	3,759,068	3,759,068
	Accelerated PSAs(5)	–	6,810,963	6,810,963
	Medical	30,322	45,483	–
	TOTAL	630,322	12,235,514	10,570,031
Robert J. Terry(2)	Salary and Short-Term Incentive	562,000(6)	1,517,400(7)	–
	Accelerated RSUs	–	3,119,508	3,119,508
	Accelerated PSAs(5)	–	5,613,098	5,613,098
	Medical	30,322	45,483	–
	TOTAL	592,322	10,295,489	8,732,606

(1) For Mr. Griffin, includes amounts payable pursuant to a termination for good reason outside of a change in control.
(2) Excludes the value of accrued vacation/paid time off required by law to be paid upon termination.
(3) Represents an amount equal to two (2) times the sum of (A) Mr. Griffin's annual base salary as of September 27, 2024, and (B) an Incentive Plan payment, which is equal to the three (3) year average of the actual incentive payments made to Mr. Griffin for the Company's fiscal year ended October 1, 2021 ("fiscal year 2021"), fiscal year 2022, and fiscal year 2023, since such average is greater than the "target" short-term cash incentive award for fiscal year 2024.
(4) Represents an amount equal to two and one-half (2½) times the sum of (A) Mr. Griffin's annual base salary as of September 27, 2024, and (B) an Incentive Plan payment, which is equal to the three (3) year average of the actual incentive payments made to Mr. Griffin for fiscal years 2021, 2022, and 2023, since such average is greater than the "target" short-term cash incentive award for fiscal year 2024.

(5) Represents the value of PSAs that were unvested and outstanding as of September 27, 2024, in accordance with Item 402(j) of Regulation S-K, using the following assumptions: (a) achievement at the "target" level of performance for the FY22 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 10, 2024, based on the Company's TSR relative to the applicable peer group for fiscal years 2022 and 2023 tracking below the "target" level of performance; (b) achievement at 200% of the "target" level of performance for the FY23 PSAs emerging revenue growth metric scheduled to vest on November 8, 2024, based on the Company's actual achievement at the "maximum" level of performance with respect to the performance metric measured over a one-year performance period consisting of the Company's fiscal year 2023; (c) achievement at 125% of the "target" level of performance for the FY23 PSAs EBITDA margin percentile ranking metric scheduled to vest on November 8, 2024, based on the Company's tracking of achievement between the "target" and "maximum" levels of performance with respect to the metric measured over a two-year performance period consisting of the Company's fiscal year 2023 and fiscal year 2024; (d) achievement at the "target" level of performance for the FY23 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 8, 2025, based on the Company's TSR relative to the applicable peer group for fiscal year 2023 tracking below the "target" level of performance; (e) achievement at 100% of the "target" level of performance for the FY24 PSAs emerging revenue growth metric scheduled to vest on November 7, 2025, based on the Company's actual achievement at 61% of the "target" level of performance with respect to the performance metric measured over a one-year performance period consisting of the Company's fiscal year 2024; (f) achievement at 100% of the "target" level of performance for the FY24 PSAs (EBITDA margin percentile ranking metric) scheduled to vest on November 7, 2025, based on the Company's tracking of achievement between the "threshold" and "target" levels of performance with respect to the metric measured over a two-year performance period consisting of the Company's fiscal year 2024 and fiscal year 2025; and (g) achievement at the "target" level of performance for the FY24 PSAs (3-year TSR percentile ranking metric) scheduled to vest on November 7, 2026, based on the Company's TSR relative to the applicable peer group for fiscal year 2024 tracking below the "target" level of performance.

(6) Represents an amount equal to the Named Executive Officer's annual base salary as of September 27, 2024.

(7) Represents an amount equal to one and one-half (1½) times the sum of (A) the Named Executive Officer's annual base salary as of September 27, 2024, and (B) an Incentive Plan payment, which is equal to the Named Executive Officer's "target" short-term cash incentive award for fiscal year 2024, since such amount is greater than the three (3) year average of the actual incentive payments made to the Named Executive Officer for fiscal years 2021, 2022, and 2023.

CEO Pay Ratio

Following is an estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of our other employees. For fiscal year 2024:

- The annual total compensation of our Chief Executive Officer was $18,096,527.
- The annual total compensation of our median compensated employee was $31,541.
- Based on the foregoing, we estimate that our Chief Executive Officer's total annual compensation was approximately 574 times that of our median employee.

To determine the median of the annual total compensation of our employees, we applied the following methodology and material assumptions:

- We did not use the de minimis exception to exclude any non-U.S. employees. We have a globally diverse workforce with total headcount of approximately 10,100 as of September 27, 2024, of which approximately 75% are located outside the United States, primarily in locations employing large direct labor forces such as Mexico and Singapore where wages are significantly lower than in the United States. The median employee within our employee population was identified, consistent with prior years, as of the last day of our fiscal year, or September 27, 2024, and is a full-time employee in our Mexicali, Mexico facility.
- To identify the median employee, we used a consistently applied compensation measure that included total taxable earnings paid to our employees in the most recently completed taxable year in their respective jurisdictions. This included base salary, overtime pay, shift premiums, recognition bonuses, annual cash incentive awards, and long-term stock-based incentive awards. We annualized the compensation of permanent, full-time, and part-time employees who were hired after the beginning of the most recently completed taxable year in their respective jurisdictions.
- Using this consistently applied compensation measure, we identified an employee at the median and calculated such employee's total compensation for fiscal year 2024 in accordance with Item 402(c)(2)(x) of Regulation S-K.
- We did not use any cost-of-living adjustments in identifying the median employee.
- The annual total compensation of our Chief Executive Officer is the amount reported in the "Total" column of our Summary Compensation Table for fiscal year 2024.

We believe our pay ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Pay Versus Performance

The following tables and related disclosures provide information about (i) the "total compensation" of our principal executive officer ("PEO") and, on average, our other named executive officers (the "Other NEOs") as presented in the Summary Compensation Table (the "SCT Amounts"), (ii) the "compensation actually paid" to our PEO and our Other NEOs, as calculated pursuant to the SEC's pay-versus-performance rules (the "CAP Amounts"), (iii) certain financial performance measures, and (iv) the relationship of the CAP Amounts to those financial performance measures.

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by the executives or how

our Compensation Committee evaluates compensation decisions in light of Company or individual performance. For further discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the Compensation Discussion and Analysis section of this report.

The Company's executive compensation program reflects our pay-for-performance philosophy. Overall, our executive compensation is closely aligned with stockholder returns, as a substantial portion of compensation to our PEO and Other NEOs is in the form of long-term stock-based compensation awards, where the potential value that may be earned fluctuates depending on the movement of our stock price and/or the achievement of performance goals.

| Year (a) | Summary Compensation Table Total for PEO(1) (b) | Compensation Actually Paid to PEO(2) (c) | Average Summary Compensation Table Total for Non-PEO Named Executive Officers(1) (d) | Average Compensation Actually Paid to Non-PEO Named Executive Officers(2) (e) | Value of Initial Fixed $100 Investment Based on: | | Net Income (h) | Revenue ($ in millions) (i) |
					Total Shareholder Return (f)	Peer Group Total Shareholder Return(3) (g)		
2024	$18,096,527	$11,158,819	$5,177,613	$3,223,277	$ 73.19	$389.19	$ 595,997,860	$4,178.0
2023	$17,261,436	$24,905,013	$5,104,831	$7,246,354	$ 71.02	$185.42	$ 982,763,578	$4,772.4
2022	$16,667,162	$ (3,791,369)	$5,057,362	$ (596,664)	$ 59.92	$ 95.60	$1,275,184,583	$5,485.5
2021	$16,150,421	$17,740,729	$4,231,051	$4,521,969	$113.02	$136.11	$1,498,319,703	$5,109.1

(1) Our PEO was Liam K. Griffin for all years in the table. Our Other NEOs were Kris Sennesael (all years), Carlos S. Bori (all years), Robert J. Terry (all years), Reza Kasnavi (fiscal years 2024, 2023, and 2022) and Karilee A. Durham (fiscal year 2021).

(2) The following table describes the adjustments, each of which is prescribed by SEC rules, to calculate the CAP Amounts from the SCT Amounts for fiscal year 2024. The SCT Amounts and the CAP Amounts do not reflect the actual amount of

compensation earned by or paid to our executives during the applicable years, but rather are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act.

Adjustments	Fiscal Year 2024	
	PEO	Other NEOs*
SCT Amounts	$ 18,096,527	$ 5,177,613
Adjustments for stock and option awards		
(Subtract): Aggregate value for stock awards and option awards included in SCT Amounts for the covered fiscal year	$(15,523,244)	$(4,185,690)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	$ 13,967,338	$ 3,766,141
Add (Subtract): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	$ (4,678,397)	$(1,330,718)
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	$ 13,940	$ 3,574
Add (Subtract): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	$ (717,345)	$ (207,643)
(Subtract): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	$ 0	$ 0
Add: Dividends or other earnings paid on stock or option awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Amounts for the covered fiscal year	$ 0	$ 0
CAP Amounts (as calculated)	$ 11,158,819	$ 3,223,277

* Amounts presented are averages for the entire group of Other NEOs.
The valuation methodology used to calculate fair values in the above table did not materially differ from those used to calculate fair values at the time of grant as reflected in the SCT Amounts.

(3) The peer group is the S&P 500 Semiconductors Index.

The following table lists the five financial performance measures that, in our assessment, represent the most important performance measures we use to link the CAP Amounts for our named executive officers for fiscal year 2024 (our most recently completed fiscal year) to company performance. Of these measures, we have identified revenue as the most important.



EBITDA margin percentile ranking
Emerging revenue growth
Non-GAAP operating income
Revenue
TSR percentile ranking

The following charts show graphically the relationships over the past four years of the CAP Amounts for our PEO and Other NEOs as compared to our cumulative total shareholder return ("TSR"), the cumulative total shareholder return of our peer group, the S&P 500 Semiconductors Index ("Peer Group TSR"), net income and revenue, as well as the relationship between TSR and Peer Group TSR:





Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. TSR vs. Peer Group TSR

Director Compensation

The Board sets the compensation for the Company's non-employee directors, after receiving the recommendations of the Compensation Committee. In formulating its recommendations, the Compensation Committee seeks and receives input from Aon related to the amounts, terms, and conditions of director cash compensation and stock-based compensation awards, with the goal of establishing non-employee director compensation that is similar to, and competitive with, the compensation of non-employee directors at peer companies in the semiconductor industry.

Cash Compensation

Non-employee directors are paid, in quarterly installments, an annual retainer of $90,000. Additional annual retainers for Chairman, Lead Independent Director, and/or committee service (paid in quarterly installments) are as follows: any non-employee Chairman of the Board ($130,000); the Lead Independent Director, if one has been appointed ($50,000); the Chairman of the Audit Committee ($30,000); the Chairman of the Compensation Committee ($20,000); the Chairman of the Nominating and Corporate Governance Committee ($15,000); non-chair member of Audit Committee ($15,000); non-chair member of Compensation Committee ($10,000); and non-chair member of Nominating and Corporate Governance Committee ($7,500). In addition, the Compensation Committee continues to retain discretion to recommend to the full Board that additional cash payments be made to a non-employee director for extraordinary service during a fiscal year.

Equity Compensation

Currently, following each annual meeting of stockholders, each non-employee director who is reelected, excluding the Chairman of the Board, will receive a grant of RSUs having a value of approximately $225,000, and the non-employee Chairman of the Board will receive a grant of RSUs having a value of approximately $250,000. Any newly appointed non-employee director will receive an initial equity grant of RSUs having a value of approximately $225,000. The number of shares subject to a non-employee director's initial RSU award or annual award is determined by dividing the approximate value of the award, as stated above, by the average closing price per share of the Company's common stock as reported on the Nasdaq Global Select Market (or if the common stock is not then traded on such market, such other market on which the common stock is traded) for each trading day during the 30 consecutive trading day period ending on, and including, the grant date. Unless otherwise determined by the Board, (a) a non-employee director's initial equity grant of RSUs will vest in three (3) equal annual installments on the first three anniversaries of the date of grant, and (b) a non-employee director's annual equity grant of RSUs will vest on the first anniversary of the date of grant. In the event of a change in control of the Company, any outstanding options and RSUs awarded under the 2008 Director Long-Term Incentive Plan will become fully exercisable and deemed fully vested, respectively.

No director who is also an employee receives separate compensation for services rendered as a director.

Director Compensation Table

The following table summarizes the compensation paid to the Company's non-employee directors for fiscal year 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Total ($)
Christine King	172,500	225,042	397,542
Alan S. Batey	97,500	225,042	322,542
Kevin L. Beebe	102,500	225,042	327,542
Eric J. Guerin	102,500	225,042	327,542
Suzanne E. McBride	95,000	225,042	320,042
David P. McGlade	125,000	225,042	350,042
Robert A. Schriesheim	112,500	225,042	337,542
Maryann Turcke	95,000	225,042	320,042

(1) The non-employee members of the Board who were directors on September 27, 2024, held the following aggregate number of unexercised stock options and unvested RSU awards as of such date:

Name	Number of Securities Underlying Unexercised Options	Number of Shares Subject to Unvested RSUs
Christine King	–	2,272
Alan S. Batey	–	2,272
Kevin L. Beebe	–	2,272
Eric J. Guerin	–	2,718
Suzanne E. McBride	–	2,721
David P. McGlade	–	2,272
Robert A. Schriesheim	–	2,272
Maryann Turcke	–	3,656

(2) Reflects, for each non-employee director elected at the 2024 Annual Meeting (i.e., Mses. King, McBride, and Turcke and Messrs. Batey, Beebe, Guerin, McGlade, and Schriesheim), the grant date fair value of 2,272 RSUs granted on May 14, 2024, computed in accordance with the provisions of ASC 718 using a price of $99.05 per share.

Director Stock Ownership Requirements

We have adopted director stock ownership guidelines with the objective of more closely aligning the interests of our directors with those of our stockholders. The minimum number of shares of the Company's common stock that the director stock ownership guidelines require non-employee directors to hold while serving in their capacity as directors is the director base compensation (currently $90,000) multiplied by five (5), divided by the fair market value of the Company's common stock (rounded to the nearest 100 shares). For purposes of the director stock ownership guidelines, the fair market value of the Company's common stock is the average closing price per share of the Company's common stock as reported on the Nasdaq Global Select Market (or if the common stock is not then traded on such market, such other market on which the common stock is traded) for the twelve (12) month period ending with the determination date. All of our non-employee directors have met the stock ownership guidelines as of the date hereof (with the exception of Ms. Turcke, who is not required to comply with the guidelines until the fifth anniversary of her appointment to the Board).

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included herein with management, and based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2025 Annual Meeting of Stockholders.

THE COMPENSATION COMMITTEE

Christine King, Chairman
Alan S. Batey
Robert A. Schriesheim

STOCKHOLDER PROPOSAL REGARDING SIMPLE MAJORITY VOTE

In accordance with SEC rules, we have set forth below a stockholder proposal from Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden has notified us that he is the beneficial owner of 50 shares of the Company's common stock and that he intends to present the following proposal at the Annual Meeting. The stockholder proposal will be voted upon at the Annual Meeting if properly presented. The Company assumes no responsibility for the content or accuracy of the text of the stockholder's resolution or the statement and graphic the stockholder furnished to us in support thereof, which appear below exactly as submitted. The stockholder proposal includes some assertions the Company believes are incorrect.

Proposal 4 – Support Simple Majority Vote



✓ FOR **Shareholder Rights**

Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes making the necessary changes in plain English.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. The supermajority voting requirements of Skyworks Solutions have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can be used to block initiatives supported by 99% of Skyworks Solutions shareholders but opposed by the Skyworks Solutions Corporate Governance Committee.

Skyworks Solutions shareholders have given 99% support to 12 Skyworks Solutions proposals on this topic since 2020. However the corporate governance of Skyworks Solutions is so undemocratic that these 99% votes did not equal 80% of the vote from all shares outstanding which is the undemocratic requirement at Skyworks Solutions.

The solution to this lack of votes is to adjourn the annual meeting and seek more votes until the 80% requirement is met. The Skyworks Solutions Corporate Governance Committee is potentially derelict in not taking this simple step in response to 12 Skyworks Solutions shareholder votes of 99% approval on this topic since 2020.

This proposal includes adjourning the annual meeting to seek the small amount of additional required votes needed unless each Skyworks Solutions proposal on this topic has already received the required vote.

Please vote yes:

Simple Majority Vote – Proposal 4

Statement by the Board of Directors on the Stockholder Proposal

Over the past several years, Skyworks and our Board of Directors have taken action to try and eliminate the supermajority voting provisions in our Restated Certificate of Incorporation. The details of our efforts since 2016 are outlined below.

At at the Company's 2016 Annual Meeting of Stockholders (the "2016 Annual Meeting"), we presented five Company proposals that, if approved by the stockholders, would have removed all existing supermajority voting provisions from our Restated Certificate of Incorporation. Despite the recommendation of the Board in favor of all five proposals, only one of the five proposals (which required the affirmative vote of only two-thirds of the shares of the Company's outstanding common stock) passed.

After taking into consideration the approval by our stockholders of a stockholder proposal in 2019 requesting that the Board take steps to remove the supermajority provisions in our Restated Certificate of Incorporation, the four proposals that did not pass in 2016 were again presented at the 2020 Annual Meeting of Stockholders (the "2020 Annual Meeting") for stockholder approval. Despite the recommendation of the Board once again in favor of all four proposals, as well as the Company engaging in enhanced solicitation of stockholder votes for the 2020 Annual Meeting with the goal of increasing the number of shares represented at the meeting, none of the four proposals passed.

After taking into consideration the approval by our stockholders of a stockholder proposal in 2021 requesting that the Board take steps to remove the supermajority provisions in our Restated Certificate of Incorporation, as well as the feedback received from stockholders following the 2021 Annual Meeting, the Board again presented the four proposals that did not pass in 2016 or in 2020 at the 2022 Annual Meeting of Stockholders (the "2022 Annual Meeting") for stockholder approval. However, despite the recommendation of the Board in favor of all four proposals, as well as the Company again engaging in enhanced solicitation of stockholder votes for the 2022 Annual Meeting with the goal of increasing the number of shares represented at the meeting, none of the four proposals passed.

After taking into consideration the approval by our stockholders of a stockholder proposal in 2023 requesting that the Board take steps to remove the supermajority provisions in our Restated Certificate of Incorporation, as well as the feedback received from stockholders following the 2023 Annual Meeting, the Board again presented the four proposals that did not pass in 2016, 2020 or 2022 at the 2024 Annual Meeting for stockholder approval. However, despite the recommendation of the Board in favor of all four proposals, as well as the Company again engaging in enhanced solicitation of stockholder votes for the 2024 Annual Meeting with the goal of increasing the number of shares represented at the meeting, none of the four proposals passed.

Specifically, the four proposals that failed to pass at each of the 2016 Annual Meeting, the 2020 Annual Meeting, the 2022 Annual Meeting and the 2024 Annual Meeting were for approval of amendments to our Restated Certificate of Incorporation to eliminate the supermajority voting provisions relating to the following:

- Stockholder approval of a merger or consolidation, disposition of all or substantially all of our assets, or issuance of a substantial amount of our securities (requiring the affirmative vote of at least 80% of the shares of the Company's outstanding common stock);
- Stockholder approval of a business combination with any related person (requiring the affirmative vote of at least 90% of the shares of the Company's outstanding common stock);
- Stockholder amendment of Charter provisions governing directors (requiring the affirmative vote of at least 80% of the shares of the Company's outstanding common stock); and
- Stockholder amendment of Charter provisions governing action by stockholders (requiring the

affirmative vote of at least 80% of the shares of the Company's outstanding common stock).

As before, we view the advisory vote on the stockholder proposal above as an opportunity for our stockholders to indicate whether there might be sufficient support to pass the four previously failed proposals should they be reintroduced in the future. The Board will again carefully consider the outcome of the vote on this proposal, together with additional investor input received in the course of the Company's regular stockholder engagement program, in reaching a decision regarding how to proceed.



THE BOARD OF DIRECTORS MAKES NO RECOMMENDATION REGARDING HOW STOCKHOLDERS SHOULD VOTE ON PROPOSAL 4

STOCKHOLDER PROPOSAL REGARDING DISCLOSURE OF SCOPE 3 GREENHOUSE GAS EMISSIONS

In accordance with SEC rules, we have set forth below a stockholder proposal from Green Century Funds, 114 State Street, Boston, MA 02109. Representatives from Green Century Funds have notified us that the entity is the beneficial owner of at least $25,000 worth of shares of the Company's common stock and that they intend to present the following proposal at the Annual Meeting. The stockholder proposal will be voted upon at the Annual Meeting if properly presented. The Company assumes no responsibility for the content or accuracy of the text of the stockholder's resolution or the statement, which appears below exactly as submitted.

Disclose Greenhouse Gas Emissions

Whereas: Each 1°C of temperature rise will reduce global GDP by as much as 12%.[1] The Intergovernmental Panel on Climate Change (IPCC) advises that greenhouse gas (GHG) emissions must reach net zero by 2050 to avoid exceeding 2°C of warming. Nevertheless, semiconductor industry emissions are forecasted to overshoot a 1.5°C pathway by 3.5 times and fall short of net-zero in 2050.[2]

In its 10-K, Skyworks acknowledges the risks of "severe weather events, including, but not limited to, earthquakes, wildfires, droughts, hurricanes, tsunamis, rising sea levels, as well as other impacts of climate change."

Skyworks discloses Scope 1 and 2 emissions from operations and electricity purchases. Yet, Scope 3 emissions across the value chain account for over 80% of the semiconductor industry's GHG footprint.[3] Its peer NXP Semiconductors found that the categories use of sold products, purchased goods and services, and capital goods comprised 98% of total Scope 3 emissions.[4]

While Skyworks performed an initial Scope 3 emissions inventory, it only discloses emissions from the business travel category, which accounts for under 20% of a semiconductor company's total Scope 3 emissions.[5] Without data for the majority of Skyworks' emissions, investors are left uncertain about the extent to which Skyworks is exposed to the climate risks outlined in its 10-K and the level of action required to mitigate them.

Failure to disclose Scope 3 emissions exposes Skyworks to further material risks:

- **Regulatory risk:** Forthcoming regulations from California and the European Union require Skyworks to disclose Scope 3 emissions.
- **Market access loss:** Skyworks may not meet the climate mitigation expectations of major customers. In Skyworks'10-K, Apple accounted for 66% of net revenue in 2023. Given Apple's 2030 carbon neutrality commitment, Skyworks' current policies appear incompatible with the climate mitigation goal of a major purchaser.[6]
- **Competitive risk:** Skyworks lags industry peers including Analog Devices, Applied Materials Inc., Qualcomm, NXP Semiconductors, and Murata Manufacturing in disclosing Scope 3

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(1) https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/
(2) https://www.bcg.com/publications/2023/a-plan-to-reduce-semiconductor-emissions
(3) https://www.bcg.com/publications/2023/a-plan-to-reduce-semiconductor-emissions
(4) https://www.nxp.com/company/about-nxp/sustainability-and-esg/environment-health-and- safety/emissions:EMISSIONS
(5) https://www.mckinsey.com/industries/semiconductors/our-insights/sustainability-in-semiconductor-operations-toward-net-zero-production
(6) https://www.apple.com/newsroom/2023/09/apple-unveils-its-first-carbon-neutral-products/

emissions and implementing initiatives to reduce emissions from the largest Scope 3 emission categories.

Skyworks' GHG emissions disclosures are inadequately aligned with investor expectations for climate mitigation and the ambition necessary to respond to the financial, competitive, and regulatory risks of climate change.

Resolved: Shareholders request that Skyworks disclose all material Scope 3 greenhouse gas emissions.

SUPPORTING STATEMENT: In assessing materiality of a potential Scope 3 disclosure, proponents believe the company should examine whether a shareholder may reasonably consider the information important when making an investment or voting decision. Proponents recommend, at the board and management's discretion, that disclosures include consideration of:

- Guidance in the GHG Protocol's Corporate Value Chain (Scope 3) Accounting and Reporting Standard;[7]
- Frameworks, benchmarks and processes developed by credible third parties including The Science Based Targets Initiative, Task Force for Climate-Related Financial Disclosures, and CDP.

---

 (7)   *https://ghgprotocol.org/corporate-value-chain-scope-3-standard, 58.*

Statement of Opposition by the Board of Directors

The Board has carefully reviewed and considered the stockholder's proposal and has concluded that it is unnecessary and not in the best interests of the Company's stockholders. The Board recommends a vote AGAINST the proposal.

We are proud of the progress that Skyworks has made with respect to greenhouse gas emissions disclosure and reduction.

In 2024, we announced in our Sustainability Report that Skyworks had performed an initial Scope 3 emissions inventory and reported through CDP our Scope 3 carbon dioxide equivalent (CO2e) emissions for category 6 as defined by the Greenhouse Gas Protocol. This was just the latest step in our sustainability journey as we seek to progress at an appropriate pace in a practical and thoughtful manner.

As part of this journey, Skyworks has been — and continues to be — committed to greenhouse gas emissions management and reduction. The Company has demonstrated this through regularly setting meaningful targets and transparently communicating about its greenhouse gas emissions management efforts and related progress.

Indeed, we have disclosed our Scope 1 and Scope 2 CO2e emissions annually since our 2019 Sustainability Report. In our 2021 Sustainability Report, we publicly communicated our long-term target of reducing absolute Scope 1 and Scope 2 CO2e emissions from our major manufacturing locations by 30% by 2030 (from a baseline year of 2018). Further, in our 2023 Sustainability Report, we strengthened and accelerated our Scope 1 and Scope 2 CO2e emissions reduction target from our major manufacturing locations to 50% by 2026 (from a baseline year of 2018). Skyworks plans to achieve this Scope 1 and Scope 2 CO2e emissions reduction target by sourcing renewable energy.

Since our 2022 Sustainability Report, we have enhanced our initiatives in this area by having our Scope 1 and Scope 2 CO2e emissions data verified by Cameron-Cole, an independent environmental services firm.

Overall, our concerted efforts and conscientious approach are having an impact. In 2023, we were able to achieve year-over-year reductions of combined Scope 1 and Scope 2 CO2e emissions from our major manufacturing locations of 23%. And in 2024, we were able to achieve a year-over-year reduction of combined Scope 1 and Scope 2 CO2e emissions from our major manufacturing locations of 42%, and we reported through CDP our 2023 Scope 3 CO2e emissions for category 6.

In addition, contrary to the proponent's statements regarding market access loss with our largest customer, we are proud that our largest customer has publicly named us as a committed partner under its Supplier Clean Energy Program.

While Skyworks is taking steps to evaluate and refine our Scope 3 emissions inventory and calculation methodologies, the Board believes the actions requested by this proposal are premature and ahead of expected regulatory developments and not the best use of Company resources at this time. Reporting emission measurements in a way that is potentially different from forthcoming disclosure regulations would be confusing, inconsistent, and possibly even misleading.

The processes and methodologies for calculating Scope 3 emissions are varied and continue to evolve. In addition, they are less established and straightforward than methods for calculating Scope 1 and Scope 2 emissions. Reasons for the difficulty in calculating Scope 3 emissions include reliance on numerous emissions factors and assumptions rather than direct data and the lack of control that companies have over the sources of required information, which potentially results in incomplete data or data with low accuracy.

In 2023, California enacted broad new climate disclosure laws, including the Climate Corporate Data Accountability Act, but has not yet provided supporting regulations that are required under that law. Like many of our peers, we await the issuance of regulations from the California Air Resources Board, which has a deadline of

July 2025, before making final decisions about how best to invest further resources in disclosing Scope 3 emissions.

We are actively monitoring, reviewing and preparing for evolving climate-related disclosure requirements as they emerge from multiple jurisdictions. We intend to comply with the applicable disclosure requirements, including on the timeframes as set forth under any applicable laws and requirements.

The proposal includes no timeframe, nor does it acknowledge or reference the significant challenges and choices that must be addressed in determining Scope 3 emissions measurement methodologies. If the proposal is intended to be aligned with expected regulatory developments and timelines, then the proposal is redundant and unnecessary, as we plan to comply with these future regulations. If the proposal is not intended to be aligned with, but is meant to suggest that we should measure and disclose emissions in a manner that potentially diverges from, the regulatory disclosure frameworks, then we believe that it is unwise and counterproductive.

Implementing the reporting requested by the proposal would divert time, effort and resources from our current and planned initiatives and possibly deviate from the final regulatory reporting requirements, thereby limiting our ability to target our efforts on areas that will provide the most meaningful impact in mitigating climate change and the most value to our stockholders.

Prematurely disclosing divergent measurements would be confusing, inconsistent, and potentially even misleading and would produce non-comparable results. We plan to be deliberate and intentional about our public disclosures related to Scope 3 emissions. Therefore, we do not believe that it is in the best interests of the Company or its stockholders to expand our publicly reported Scope 3 measurements until we have guidance from forthcoming regulations.

Skyworks takes the issue of environmental sustainability seriously.

Skyworks is proud that our technologies play an important role in being able to advance sustainability across various industries by enabling networks of intelligent and interconnected systems designed to optimize energy consumption.

In our own sustainability journey, Skyworks has demonstrated a strong commitment to environmental stewardship, including by addressing a variety of important environmental topics directly affecting our business, including water management with a focus on water recycling as well as strategies to minimize hazardous waste through source reduction, chemical substitution and materials use efficiency.

Skyworks has received positive stockholder feedback on sustainability-related matters.

As part of our stockholder outreach efforts, we have discussed our sustainability program with many of our largest stockholders, including the steps we are taking to reduce our greenhouse gas emissions and to position us to set meaningful greenhouse gas emissions targets. These engagement efforts have allowed us to better understand our stockholders' priorities and perspectives with respect to these initiatives. Based on these engagement efforts, many of our stockholders have recognized our progress and generally support our deliberate and thoughtful approach to these matters. We also have met with the proponent to hear its perspective and share our progress in these areas.

Given Skyworks' existing goals, initiatives and disclosures, as well as the evolving Scope 3 emissions landscape, the Board believes the proposal is not in the best interests of the Company's stockholders.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL 5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To the Company's knowledge, the following table sets forth the beneficial ownership of the Company's common stock as of March 1, 2025, by the following individuals or entities: (i) each person or entity who beneficially owns five percent (5%) or more of the outstanding shares of the Company's common stock as of March 1, 2025; (ii) the Named Executive Officers (as defined above under "*Information About Executive and Director Compensation*"); (iii) each director and nominee for director; and (iv) all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, is not necessarily indicative of beneficial ownership for any other purpose, and does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. As of March 1, 2025, there were 156,828,070 shares of the Company's common stock outstanding.

In computing the number of shares of Company common stock beneficially owned by a person and the percentage ownership of that person, shares of Company common stock that are subject to stock options or other rights held by that person that are currently exercisable or that will become exercisable within sixty (60) days of March 1, 2025, are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Names and Addresses of Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percent of Class
The Vanguard Group, Inc.	20,341,287(3)	12.97%
BlackRock, Inc.	16,129,698(4)	10.28%
Alan S. Batey	9,723	(*)
Kevin L. Beebe	50,733	(*)
Carlos S. Bori	46,245(5)	(*)
Philip G. Brace	10,000	(*)
Liam K. Griffin	211,906(5)	(*)
Eric J. Guerin	5,318	(*)
Reza Kasnavi	21,185(5)	(*)
Christine King	23,057	(*)
Suzanne E. McBride	5,326	(*)
David P. McGlade	44,994	(*)
Robert A. Schriesheim	60,881	(*)
Kris Sennesael	117,407	(*)
Robert J. Terry	17,266(5)	(*)
Maryann Turcke	3,463	(*)
All current directors and executive officers as a group (14 persons)	442,362(5)	(*)

*   Less than 1%
(1) Unless otherwise set forth in the following notes, each person's address is the address of the Company's principal executive offices at Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, and stockholders have sole voting and sole investment power with respect to the shares, except to the extent such power may be shared by a spouse or otherwise subject to applicable community property laws.
(2) The table does not reflect the number of shares of Company common stock to be issued pursuant to unvested restricted stock units (the "Unvested RSUs") and earned, but unissued, performance share awards subject to time-based vesting only (the "Unvested PSAs"), in each case that are not scheduled to vest within sixty (60) days of March 1, 2025, as follows: Mr. Batey – 2,078 shares under Unvested RSUs; Mr. Beebe – 2,078 shares under Unvested RSUs; Mr. Bori – 38,234 shares

under Unvested RSUs and 4,072 shares under Unvested PSAs; Mr. Brace — 43,682 shares under Unvested RSUs; Mr. Guerin — 2,078 shares under Unvested RSUs; Mr. Griffin — 129,434 shares under Unvested RSUs and 14,253 shares under Unvested PSAs; Mr. Kasnavi — 43,653 shares under Unvested RSUs and 4,072 shares under Unvested PSAs; Ms. King — 2,078 shares under Unvested RSUs; Ms. McBride — 2,078 shares under Unvested RSUs; Mr. McGlade — 2,078 shares under Unvested RSUs; Mr. Schriesheim — 2,078 shares under Unvested RSUs; Mr. Sennesael — 47,996 shares under Unvested RSUs and 3,868 shares under Unvested PSAs; Mr. Terry — 33,896 shares under Unvested RSUs and 3,360 shares under Unvested PSAs; Ms. Turcke — 3,462 shares under Unvested RSUs; current directors and executive officers as a group (14 persons) — 335,444 shares under Unvested RSUs and 17,458 shares under Unvested PSAs.

(3) Consists of shares beneficially owned by The Vanguard Group ("Vanguard"), which has sole voting power with respect to zero shares, shared voting power with respect to 198,899 shares, sole dispositive power with respect to 19,577,319 shares and shared dispositive power with respect to 763,968 shares. With respect to the information relating to Vanguard, the Company has relied on information disclosed by Vanguard on a Schedule 13G/A filed with the SEC on January 31, 2025. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(4) Consists of shares beneficially owned by BlackRock, Inc. ("BlackRock"), in its capacity as a parent holding company of various subsidiaries under Rule 13d1(b)(1)(ii)(G). In its capacity as a parent holding company or control person, BlackRock has sole voting power with respect to 14,766,933 shares and sole dispositive power with respect to 16,129,698 shares which are held by the following of its subsidiaries: BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, Aperio Group, LLC, BlackRock France SAS, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, SpiderRock Advisors, LLC, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, and BlackRock Fund Managers Ltd. With respect to the information relating to BlackRock and its affiliated entities, we have relied on information disclosed by BlackRock on a Schedule 13G filed with the SEC on September 10, 2024. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(5) Includes shares held in the Company's 401(k) Savings and Retirement Plan as of February 28, 2025.

GENERAL INFORMATION

Q. How do we refer to Skyworks in this Proxy Statement?

The terms "Skyworks," "the Company," "we," "us," and "our" refer to Skyworks Solutions, Inc., a Delaware corporation, and its consolidated subsidiaries.

Q. When and where is our Annual Meeting?

The Annual Meeting will be held on Wednesday, May 14, 2025, at 11:00 a.m. Pacific Daylight Time. The Annual Meeting will be held exclusively via a virtual format. You will be able to attend and participate in the Annual Meeting online by visiting www.virtualshareholdermeeting.com/SWKS2025. We believe that hosting a virtual meeting will facilitate stockholder attendance and participation at our Annual Meeting by enabling stockholders to participate remotely from any location around the world. We have designed the virtual Annual Meeting to provide the same rights and opportunities to participate as stockholders would have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform.

Q. What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will consider and vote on the following matters:

- *Proposal 1*: The election of the nine nominees named in this Proxy Statement to our Board to serve until the 2026 Annual Meeting of Stockholders.
- *Proposal 2*: The ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2025.
- *Proposal 3*: The approval, on a non-binding basis, of the compensation of our Named Executive Officers, as described above under "*Compensation Discussion and Analysis*," and in the executive compensation tables and accompanying narrative disclosures in this Proxy Statement.
- *Proposal 4*: A non-binding stockholder proposal regarding simple majority voting provisions, if properly presented at the Annual Meeting.
- *Proposal 5*: A non-binding stockholder proposal regarding Scope 3 greenhouse gas emissions disclosure.

The stockholders will also act on any other business that may properly come before the meeting.

Q. What is included in our proxy materials?

The Company's Annual Report, which includes financial statements and "*Management's Discussion and Analysis of Financial Condition and Results of Operation*" for fiscal year 2024, accompanies this Proxy Statement. This Proxy Statement and form of proxy, and/or notice of access thereto, are being first mailed to stockholders on or about March 28, 2025. The Proxy Statement and the Company's Annual Report are available at www.skyworksinc.com/annualreport.

Q. Who can vote at our Annual Meeting?

Only stockholders of record at the close of business on March 20, 2025 (the "Record Date"), are entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 153,574,827 shares of Skyworks' common stock issued and outstanding. Pursuant to Skyworks' Restated Certificate of Incorporation and By-laws, and applicable Delaware law, each share of common stock entitles the holder of record at the close of business on the Record Date to one vote on each matter considered at the Annual Meeting.

Q. Is my vote important?

Yes. Your vote is important no matter how many shares you own. Please take the time to vote in the way that is easiest and most convenient for you, and cast your vote as soon as possible.

Q. How do I vote if I am a stockholder of record?

As a stockholder of record, you may vote in one of the following three ways whether or not you plan to attend the Annual Meeting online: (a) by completing and submitting your proxy via the Internet at the website address listed on the proxy card, (b) by completing and submitting your proxy using the toll-free telephone number listed on the proxy card, or (c) by completing, signing, and dating the proxy card and returning it in the postage-prepaid envelope provided for that purpose. If you attend the Annual Meeting online, you may vote online at the Annual Meeting even if you have previously submitted your proxy by mail or telephone, or via the Internet (and your vote at the Annual Meeting will automatically revoke your previously submitted proxy, although mere virtual attendance at the meeting without voting will not have that result).

Q. How do I vote if I am a beneficial owner of shares held in "street name"?

If your shares are held on your behalf by a third party such as your broker or another person or entity who holds shares of the Company on your behalf and for your benefit, which person or entity we refer to as a "nominee," and your broker (or other nominee) is the stockholder of record of such shares, then you are the beneficial owner of such shares and we refer to those shares as being held in "street name." As the beneficial owner of your "street name" shares, you are entitled to instruct your broker (or other nominee) as to how to vote your shares. Your broker (or other nominee) will provide you with information regarding how to instruct your broker (or other nominee) as to the voting of your "street name" shares.

Q. How do I vote if I am a participant in the Skyworks 401(k) Savings and Retirement Plan?

If you are a participant in the Skyworks 401(k) Savings and Retirement Plan (the "401(k) Plan"), you will receive an instruction card for the Skyworks shares you own through the 401(k) Plan. That instruction card will serve as a voting instruction card for the trustee of the 401(k) Plan, and your 401(k) Plan shares will be voted as you instruct.

Q. Can I change my vote after I have voted?

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted at the Annual Meeting. Proxies may be revoked by (a) delivering to the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (b) duly completing a later-dated proxy relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (c) attending the Annual Meeting online and voting (although virtual attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be delivered to the Company's executive offices at Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, Attention: Secretary, before the taking of the vote at the Annual Meeting. If you vote your shares over the Internet prior to the Annual Meeting, only your latest Internet vote submitted prior to the Annual Meeting will be counted at the Annual Meeting.

Q. How do I virtually attend the Annual Meeting?

You are invited to attend the Annual Meeting online by visiting www.virtualshareholdermeeting.com/ SWKS2025, where you will be able to listen to the meeting live, submit questions, and vote. The meeting will begin at 11:00 a.m. Pacific Daylight Time. In order to participate

SKYWORKS®

in the meeting, you will need the multi-digit number included in your proxy card, voter instruction form, or notice. Instructions on how to attend and participate online, including how to demonstrate proof of stock ownership, will be posted at www.virtualshareholdermeeting.com/SWKS2025.

Online check-in will begin at 10:50 a.m. Pacific Daylight Time on May 14, 2025, and you should allow ample time for the online check-in proceedings. We will have technicians standing by and ready to assist you with any technical difficulties you may have accessing the virtual meeting starting at 10:50 a.m. Pacific Daylight Time on May 14, 2025. If you encounter any difficulties accessing the virtual meeting during the check-in time or meeting time, please call the phone number that will be listed at that time at www.virtualshareholdermeeting.com/SWKS2025.

Q. If I vote by proxy, how will my vote be cast?

The persons named as attorneys-in-fact in this Proxy Statement, Kris Sennesael and Robert J. Terry, were selected by the Board and are officers of the Company. As attorneys-in-fact, Messrs. Sennesael and Terry will vote any shares represented at the meeting by proxy. Each executed proxy card returned by a stockholder of record or proxy vote recorded via telephone or the Internet by a stockholder of record in the manner provided on the proxy card prior to the taking of the vote at the Annual Meeting will be voted. Where a choice has been specified in an executed proxy with respect to the matters to be acted upon at the Annual Meeting, the shares represented by the proxy will be voted in accordance with the choices specified.

Q. How will my shares be voted if I do not give specific voting instructions when I deliver my proxy?

If you are a stockholder of record and deliver a proxy but do not give specific voting

instructions, then the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, in their own discretion.

If your shares are held in "street name," your broker (or other nominee) is required to vote those shares in accordance with your instructions. If you do not give instructions to your broker (or other nominee), your broker (or other nominee) will only be entitled to vote your shares with respect to "discretionary" matters, as described below, but will not be permitted to vote the shares with respect to "non-discretionary" matters. **If you beneficially own shares that are held in "street name" by your broker (or other nominee), we strongly encourage you to provide instructions to your broker (or other nominee) as to how to vote on the election of directors and all of the Proposals by signing, dating, and returning to your broker (or other nominee) the instruction card provided by your broker (or other nominee)**.

If you are a participant in the 401(k) Plan, the trustee of the 401(k) Plan may not vote your 401(k) Plan shares if the trustee does not receive voting instructions from you by 11:59 p.m. Eastern Daylight Time on May 9, 2025, unless otherwise required by law.

Q. What is a "broker non-vote"?

A "broker non-vote" occurs when your broker (or other nominee) submits a proxy for your shares (because the broker (or other nominee) has either received instructions from you on one or more proposals, but not all, or has not received instructions from you but is entitled to vote on a particular "discretionary" matter) but does not indicate a vote on a particular proposal because the broker (or other nominee) does not have authority to vote on that proposal and has not received voting instructions from you. "Broker non-votes" are not counted to determine the number of votes present for the particular proposal, nor are they counted as votes "**FOR**" or "**AGAINST**" the proposal in question or as abstentions. We count "broker non-votes" for the purpose of determining a quorum for the Annual Meeting. If your shares are held in "street name" by your broker (or other nominee), please check the instruction card provided by your broker (or other nominee) or contact your broker (or other nominee) to determine whether you will be able to vote by telephone or via the Internet.

Q. What vote is required for each matter?

Election of Directors. Pursuant to the Company's By-laws, a nominee will be elected to the Board if the votes cast "**FOR**" the nominee's election at the Annual Meeting exceed the votes cast "**AGAINST**" the nominee's election (as long as the only director nominees are those individuals set forth in this Proxy Statement). Abstentions and "broker non-votes" will not count as votes "**FOR**" or "**AGAINST**." If the shares you own are held in "street name," your broker (or other nominee), as the record holder of your shares, is required to vote your shares according to your instructions. Proposal 1 is **not** considered to be a "discretionary" matter for certain brokers. **If you do not instruct your broker how to vote with respect to this item, your broker may not vote your shares with respect to the election of directors.** In such case, a "broker non-vote" may occur, which will have no effect on the outcome of Proposal 1.

Ratification of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the shares present, or represented by proxy, at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposal 2. Proposal 2 involves a matter on which a broker (or other nominee) **does** have "discretionary" authority to vote. **If you do not instruct your broker how to vote with respect to this item, your broker may still vote** your shares with respect to this proposal in its discretion. With

respect to Proposal 2, a vote of "**ABSTAIN**" will have the same effect as a vote of "**AGAINST**."

Say-on-Pay Vote and Stockholder Proposals. The affirmative vote of a majority of the shares present, or represented by proxy at the Annual Meeting, and entitled to vote on such matter at the Annual Meeting, is required to approve Proposals 3 – 5. Proposals 3 – 5 are **not** considered to be "discretionary" matters for certain brokers. **If you do not instruct your broker how to vote with respect to these items, your broker may not vote your shares with respect to these proposals.** In such case, a "broker non-vote" may occur, which will have no effect on the outcome of Proposals 3 – 5. Votes that are marked "**ABSTAIN**" are counted as present and entitled to vote with respect to Proposals 3 – 5 and will have the same impact as a vote that is marked "**AGAINST**" for purposes of Proposals 3 – 5.

Q. How does the Board recommend that I vote?

The Board recommends that you vote:

FOR the election of each of the nine director nominees (Proposal 1).

FOR the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal year 2025 (Proposal 2).

FOR the approval, on a non-binding basis, of the compensation of our Named Executive Officers, as described above under "*Compensation Discussion and Analysis*," and in the executive compensation tables and accompanying narrative disclosures (Proposal 3).

The Board makes no recommendation regarding how you vote on the approval, on a non-binding basis, of a stockholder proposal regarding simple majority vote provisions (Proposal 4).

SKYWORKS

AGAINST the approval, on a non-binding basis, of a stockholder proposal regarding disclosure of Scope 3 greenhouse gas emissions (Proposal 5).

Q. How will the votes cast at our Annual Meeting be counted?

Broadridge Financial Solutions, Inc. and our independent inspector of elections will tabulate the votes at the Annual Meeting. The vote on each matter submitted to stockholders will be tabulated separately.

Q. Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be filed with the SEC within four business days after the end of our Annual Meeting and will be posted on our website.

Q. Will my vote be kept confidential?

Yes. We will keep your vote confidential unless (1) we are required by law to disclose your vote (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the Board. The inspector of elections will forward any written comments that you make on the proxy card to management without providing your name, unless you expressly request on your proxy card that your name be disclosed.

Q. What is the quorum requirement for our Annual Meeting?

The holders of a majority of the issued and outstanding stock of the Company entitled to vote at the Annual Meeting present either in person or by proxy at the Annual Meeting constitute a quorum for the transaction of business at the Annual Meeting. Shares present virtually during the Annual Meeting will be considered shares of common stock represented in person at the meeting. Shares that abstain from voting on any proposal

and "broker non-votes" will be counted as shares that are present for purposes of determining whether a quorum exists at the Annual Meeting. If a "broker non-vote" occurs with respect to any shares of the Company's common stock on any matter, then those shares will be treated as not present and not entitled to vote with respect to that matter (even though those shares are considered entitled to vote for purposes of determining whether a quorum exists because they are entitled to vote on other matters) and will not be voted.

Q. How do I submit a question at the Annual Meeting?

If you wish to submit a question, beginning at 10:50 a.m. Pacific Daylight Time on May 14, 2025, you may log into the virtual meeting platform at www.virtualshareholdermeeting.com/ SWKS2025, type your question into the "Submit a Question" field, and click "Submit." Our virtual meeting will be governed by our Annual Meeting Rules of Conduct which will include rules on permissible topics for stockholder questions and will be posted at www.virtualshareholdermeeting.com/ SWKS2025.

Questions received from stockholders during the virtual Annual Meeting that are deemed appropriate under our Annual Meeting Rules of Conduct will be posted, along with the Company's responses, on the Investor Relations portion of the Company's website at www.skyworksinc.com as soon as practicable following the Annual Meeting.

Q. When will Skyworks next hold an advisory vote on the frequency of "say-on-pay" votes?

Skyworks currently conducts an annual "say-on-pay" vote. The next advisory vote on the frequency of "say-on-pay" votes is expected to be held at our 2029 Annual Meeting of Stockholders.

Q. What is "householding"?

Some brokers (or other nominees) may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Proxy Statement and our Annual Report may have been sent to multiple stockholders in your household. If you are a stockholder and your household or address has received only one Annual Report and one Proxy Statement, the Company will promptly deliver a separate copy of the Annual Report and the Proxy Statement to you, upon your written request to Skyworks Solutions, Inc., 5260 California Avenue, Irvine, CA 92617, Attention: Investor Relations, or oral request to Investor Relations at (917) 648-9843. If you would like to receive separate copies of our Annual Report and Proxy Statement in the future, you should direct such request to your broker (or other nominee). Even if your household or address has received only one Annual Report and one Proxy Statement, a separate proxy card should have been provided for each stockholder account. Each individual proxy card should be signed, dated, and returned in the postage-prepaid envelope (or completed and submitted by telephone or via the Internet, as described on the proxy card). If your household has received multiple copies of our Annual Report and Proxy Statement, you can request the delivery of single copies in the future by contacting your broker (or other nominee), or the Company at the address or telephone number above.

OTHER PROPOSED ACTION

As of the date of this Proxy Statement, the directors know of no other business that is expected to come before the Annual Meeting. However, if any other business should be properly presented at the Annual Meeting, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

OTHER MATTERS

Solicitation Expenses

Skyworks will bear the expenses of the preparation of the proxy materials and the solicitation by the Board of proxies. Proxies may be solicited on behalf of the Company in person or by telephone, e-mail, facsimile, or other electronic means by directors, officers, or employees of the Company, who will receive no additional compensation for any such services. We have retained D.F. King & Co. to assist in the solicitation of proxies, at a total cost to the Company of approximately $14,000, plus reasonable out-of-pocket expenses.

Electronic Delivery of Proxy Materials

We are able to distribute our Annual Report and this Proxy Statement to our stockholders in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a stockholder's address. Stockholders may elect to view all future annual reports, proxy statements, and notices on the Internet instead of receiving them by mail. You may make this election when voting your proxy this year. Simply follow the instructions to vote via the Internet to register your consent. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by telephone, mail, or via the Internet.

Annual Report on Form 10-K and Stockholder List

A copy of our 2024 Annual Report accompanies this Proxy Statement. You also may obtain, free of charge, a copy of the Company's Annual Report on Form 10-K for fiscal year 2024, as filed with the SEC, via the Company's website at www.skyworksinc.com, or upon written request addressed to Investor Relations:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617

A list of stockholders of record as of March 20, 2025, will be available for inspection during ordinary business hours at our executive offices in Irvine, CA, from May 3, 2025, to May 13, 2025.

Stockholder Proposals

Proposals to be considered for inclusion in the proxy materials for the Company's 2026 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must meet the requirements of Rule 14a-8 and be delivered in writing to the General Counsel and Secretary of the Company at its executive offices at 5260 California Avenue, Irvine, CA 92617, no later than November 28, 2025. The submission of a stockholder proposal does not guarantee that it will be included in the proxy materials for the Company's 2026 Annual Meeting.

According to the applicable provisions of our By-laws, if a stockholder wishes to present a proposal at our 2026 Annual Meeting outside the processes of Rule 14a-8, with such proposal not to be considered for inclusion in the proxy materials for such meeting, then the stockholder must give written notice to the Secretary of the Company at the address noted above no earlier than the close of business on January 14, 2026, and no later than the close of business on February 13, 2026. In the event that the 2026 Annual Meeting is advanced by more than thirty (30) days, or delayed (other than as a result of adjournment) by more than sixty (60) days, from the first anniversary of the Company's 2025 Annual Meeting, then the required notice must be delivered in writing to the Secretary of the Company at the address above no earlier than 120 days prior to the date of the 2026 Annual Meeting and no later than the later of 90 days prior to the 2026 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2026 Annual Meeting is first made by the Company. A proposal that is submitted outside of these time periods will not be considered to be timely and, pursuant to Rule 14a-4(c)(1) under the Exchange Act and if a stockholder properly brings the proposal before the meeting, the proxies that management solicits for that meeting will have "discretionary" authority to vote on the stockholder's proposal. Even if a stockholder makes timely notification, the proxies may still exercise "discretionary" authority in accordance with the SEC's proxy rules.

See "Stockholder Nominees For Directors" section of this Proxy Statement for additional information regarding nominees for election to the Board proposed by stockholders.

Our Board encourages stockholders to attend the Annual Meeting online. Whether or not you plan to attend, you are urged to submit a proxy promptly in one of the following ways:

- by completing and submitting your proxy via the Internet by visiting the website address listed on the proxy card;

- by completing and submitting your proxy using the toll-free telephone number listed on the proxy card; or

- by completing, signing, and dating the proxy card and returning it in the postage-prepaid envelope provided for that purpose.

A prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated.

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	Twelve Months Ended
(in millions)	Sep. 27, 2024
GAAP operating income	$ 637
Share-based compensation expense(a)	180
Acquisition-related expenses	2
Amortization of acquisition-related intangibles	161
Settlements, gains, losses, and impairments	142
Restructuring and other charges	15
Non-GAAP operating income	$1,137
GAAP operating margin %	15.3%
Non-GAAP operating margin %	27.2%

	Twelve Months Ended
(in millions)	Sep. 27, 2024
GAAP net income per share, diluted	$ 3.69
Share-based compensation expense(a)	1.12
Acquisition-related expenses	0.01
Amortization of acquisition-related intangibles	1.00
Settlements, gains, losses, and impairments	0.87
Restructuring and other charges	0.09
Tax adjustments	(0.51)
Non-GAAP net income per share, diluted	$ 6.27

(a)   The following table summarizes the expense recognized in accordance with ASC 718 – Compensation, Stock Compensation (in millions):

	Twelve Months Ended
(in millions)	Sep. 27, 2024
Cost of goods sold	$ 32
Research and development	85
Selling, general, and administrative	63
Total share-based compensation	$180

	Twelve Months Ended		
(in millions)	Sep. 27, 2024	Sep. 27, 2019	Oct. 3, 2014
GAAP net cash provided by operating activities	$1,825	$1,367	$ 772
Capital expenditures	(157)	(398)	(209)
Non-GAAP free cash flow	$1,668	$ 969	$ 564
GAAP net cash provided by operating activities margin %	44%	40%	34%
Non-GAAP free cash flow margin %	40%	29%	25%

Discussion Regarding the Use of Non-GAAP Financial Measures

Our annual report and this proxy statement contains some or all of the following financial measures that have not been calculated in accordance with United States Generally Accepted Accounting Principles ("GAAP"): (i) non-GAAP operating income and operating margin, (ii) non-GAAP diluted earnings per share, and (iii) non-GAAP free cash flow. As set forth in the "Unaudited Reconciliations of Non-GAAP Financial Measures" tables found above, we derive such non-GAAP financial measures by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare our operating performance against peer companies, and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses and other items that management believes might otherwise make comparisons of our ongoing business with prior periods and competitors more difficult, obscure trends in ongoing operations, or reduce management's ability to make forecasts.

We provide investors with non-GAAP operating income and operating margin, non-GAAP diluted earnings per share, and non-GAAP free cash flow because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors an additional method to evaluate historical operating performance and identify trends, an additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of our operating results to those of our peer companies.

We believe that providing non-GAAP operating income and operating margin allows investors to assess the extent to which our ongoing operations impact our overall financial performance. We also believe that providing non-GAAP diluted earnings per share allows investors to assess the overall financial performance of our ongoing operations by eliminating the impact of share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring-related charges, and certain tax items which may not occur in each period presented and which may represent non-cash items unrelated to our ongoing operations. We further believe that providing non-GAAP free cash flow provides insight into our liquidity, our cash-generating capability, and the amount of cash potentially available to return to stockholders. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.

We calculate non-GAAP operating income by excluding from GAAP operating income, share-based compensation expense, acquisition-related expenses, amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, and restructuring-related charges. We calculate non-GAAP diluted earnings per share by excluding from GAAP diluted earnings per share, share-based compensation expense, acquisition-related expenses (benefit), amortization of acquisition-related intangibles, settlements, gains, losses, and impairments, restructuring and other charges, and certain tax items. We calculate non-GAAP free cash flow by deducting capital expenditures from GAAP net cash provided by operating activities.

We exclude certain items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:

SKYWORKS

Share-Based Compensation Expense – because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.

Acquisition-Related Expenses (Benefit) and Amortization of Acquisition-Related Intangibles – including such items as, when applicable, fair value adjustments to contingent consideration, fair value charges incurred upon the sale of acquired inventory, acquisition-related expenses, and amortization of acquired intangible assets because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to our future business operations and thereby including such charges does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Settlements, Gains, Losses, and Impairments – because such settlements, gains, losses, and impairments (1) are not considered by management in making operating decisions, (2) are infrequent in nature, (3) are generally not directly controlled by management, (4) do not necessarily reflect the performance of our ongoing operations for the period in which such charges are recognized, and/or (5) can vary significantly in amount between companies and make comparisons less reliable.

Restructuring and Other Charges – because these charges have no direct correlation to our future

business operations and including such charges or reversals does not necessarily reflect the performance of our ongoing operations for the period in which such charges or reversals are incurred.

Certain Income Tax Items – including certain deferred tax charges and benefits that do not result in a current tax payment or tax refund and other adjustments, including but not limited to, items unrelated to the current fiscal year or that are not indicative of our ongoing business operations.

The non-GAAP financial measures presented in the table above should not be considered in isolation and are not an alternative for the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating our operating performance or ongoing business performance. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies as a result of different companies potentially calculating similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

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**FISCAL YEAR 2024 ANNUAL REPORT AND
CONSOLIDATED FINANCIAL STATEMENTS**

Table of Contents

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the "safe harbor" created by those sections. Any statements that are not statements of historical fact should be considered to be forward-looking statements. Words such as "anticipates", "believes", "continue", "could", "estimates", "expects", "forecasts", "intends", "may", "plans", "potential", "predicts", "projects", "seek", "should", "targets", "will", "would", and similar expressions or variations or negatives of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report. Additionally, forward-looking statements include, but are not limited to:

- our plans to develop and market new products, enhancements, or technologies and the timing of these development and marketing plans;
- our estimates of our future financial performance, including expenses, revenues, and profitability;
- our estimates of demand trends, market opportunities, and our market positioning, including the size of the markets for our products and services;
- our expectations related to the rate and degree of market acceptance of our products and our customers' products;
- our estimates regarding our capital requirements and our needs for additional financing; and
- our estimates of the success of other competing technologies that may become available.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known and understood by us. Consequently, forward-looking statements involve inherent risks and uncertainties, and actual financial results and outcomes may differ materially and adversely from the results and outcomes discussed in or anticipated by the forward-looking statements. A number of important factors could cause actual financial results to differ materially and adversely from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed elsewhere in this report and in the other documents filed by us with the Securities and Exchange Commission ("SEC") in evaluating our forward-looking statements. We have no plans, and undertake no obligation, to revise or update our forward-looking statements to reflect any event or circumstance that may arise after the date of this report. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

This Annual Report also contains estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations". These and other factors could cause results to differ materially and adversely from those expressed in the estimates made by the independent parties and by us.

In this document, the words "we", "our", "ours", "us", "Skyworks", and "the Company" refer only to Skyworks Solutions, Inc., and its consolidated subsidiaries and not any other person or entity. In addition, the following is a list of industry terms that may be referenced throughout the document:

- 5G (Fifth Generation): next-generation cellular network technology
- BAW (Bulk Acoustic Wave): electrical input signal is converted to an acoustic wave for filtering and converted back into an electrical signal by a metal-piezo-metal vertical structure

- IoT (Internet of Things): the interconnection of uniquely identifiable embedded computing devices within the existing internet infrastructure
- LTE (Long-Term Evolution): 4th generation ("4G") radio technologies designed to increase the capacity and speed of mobile telephone networks
- MIMO (Multiple In, Multiple Out): a method for multiplying the capacity of a radio link using multiple transmission and receiving antennas to exploit multipath propagation; more commonly, it refers to LTE, 5G, and Wi-Fi® techniques to send more than one data signal (also known as data layers) with encoded information to increase capacity in modern telecommunications systems
- RF (Radio Frequency): electromagnetic wave frequencies that lie in the range extending from around 3 kHz to 300 GHz
- SAW (Surface Acoustic Wave): electrical input signal is converted to an acoustic wave for filtering and converted back into an electrical signal by interdigitated transducers on a piezoelectric substrate
- TC-SAW (Temperature Compensated Surface Acoustic Wave): SAW filters that have been designed to reduce shift in frequency over temperature

Skyworks and the Skyworks symbol are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and other countries. Third-party brands and names are for identification purposes only and are the property of their respective owners.

Skyworks Solutions, Inc., together with its consolidated subsidiaries ("Skyworks" or the "Company"), is a leading developer, manufacturer and provider of analog and mixed-signal semiconductor products and solutions for numerous applications, including aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearables.

Over the past two decades, Skyworks has made important investments to address key network technologies, from cellular to advanced Wi-Fi®, enhanced GPS, and Bluetooth®, among others. Capitalizing on both organic growth and strategic acquisitions, we are targeting high-growth verticals, while at the same time, seeking to diversify our revenue and customer set.

Targeted investments in next-generation technology and solutions, technical talent, and fabrication capabilities have created the opportunity to expand into high-growth market segments, including electric and hybrid vehicles, industrial and motor control, power supply, 5G wireless infrastructure, optical data communication, data center, automotive, smart home, and several other applications.

Our key customers include Amazon, Apple Inc. ("Apple"), Arcadyan, Arris, Bose, Ciena, Cisco, Ericsson, Fibocom, Garmin, Gemalto (a Thales company), General Electric, Google, Honeywell, Itron, Lenovo, LG Electronics, Microsoft, Motorola, NETGEAR, Nokia, Northrop Grumman, OPPO, Rockwell Collins, Sagemcom, Samsung, Schneider Electric, Sierra Wireless, Sonos, Sony, Technicolor, Telit, Tesla, TP-Link, VIVO, and Xiaomi. Our competitors include Analog Devices, Broadcom, Cirrus Logic, Murata Manufacturing, NXP Semiconductors, Qorvo, Qualcomm, and Texas Instruments.

We operate worldwide with engineering, manufacturing, sales, and service facilities throughout Asia, Europe, and North America. Our Internet address is www.skyworksinc.com. We make available free of charge on our website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not incorporated by reference in this Annual Report and the inclusion of our website address in this report is an inactive textual reference only. Our SEC filings are also available to the public at www.sec.gov.

Wireless connectivity is expanding on a global basis. A widening range of use cases is driving the high demand for wireless data across a broad array of applications. The advancement of 5G adoption, IoT, connectivity for everyone, automotive electrification and safety, as well as augmented reality and virtual reality technology, all demand faster speeds, increased bandwidth and capacity, significantly lower latency, and more reliable and secure wireless connectivity.

The speed and ultra-low latency characteristics inherent in 5G technology are dramatically altering wireless connectivity, creating a market for diverse and transformative applications, and changing how individuals live, work, play, and learn. Most of the world's largest economies have implemented commercial 5G networks, and the world's leading smartphone manufacturers have launched multiple generations of 5G-enabled devices.

We expect to see a continued expansion in data consumption, dependent on seamless and reliable wireless connectivity. A few statistics illustrate this point. According to the 2024 Ericsson Mobility Report, global mobile data for 5G is estimated to triple in the next three years, driven by new users, innovative services, and the convergence of artificial intelligence ("AI") and 5G technology, and by 2029, it is estimated that approximately 39 billion connections will be related to the IoT, including connected cars, machines, meters, sensors, point-of-sale terminals, consumer electronics and wearables. Connected cars are forecasted by McKinsey to make up 95% of new vehicles sold globally by 2030.

Skyworks helps facilitate these opportunities with highly customized solutions that support a broad set of wireless systems and protocols including cellular (such as 5G), Wi-Fi®, GPS, Bluetooth®, Accutime™, HD-Radio™, LoRa®, Thread®, Wi-Sun®, and Zigbee®. Additionally, Wi-Fi® 7, the next generation of Wi-Fi® technology, complements 5G by providing high-speed wireless connectivity in local environments. Faster data rates and improved efficiency cater to the growing number of devices reliant on wireless networks.

We believe AI can be a catalyst for more efficient and effective wireless communications. From endpoint devices to data centers, generative AI applications will drive the need for higher speed and higher bandwidth networks, while increasing the requirements for our precision timing solutions.

Finally, with the rapid transition towards electrification and advanced safety in vehicles, we are focused on high growth segments and content opportunities, including (i) power isolation chips for on-board chargers, powertrain, and battery management systems in electric vehicles, (ii) connectivity, with telematics and other solutions being enabled by 4G/5G cellular engines, Wi-Fi®, Bluetooth®, Ultra-wide band, Ethernet, and GPS, and (iii) in-vehicle infotainment systems, driven by digital radio coprocessors, and solutions supporting advanced driver-assistance systems and autonomous driving.

Solving Connectivity Challenges

Highly integrated semiconductor solutions are pivotal in deploying next-generation standards, resolving analog, mixed-signal, and RF complexities that challenge existing hardware and network infrastructure. Addressing these design challenges requires diverse competencies including signal transmission, seamless hand-offs between multiple standards, power management, voltage regulation, battery charging, advanced filtering, and tuning.

We are at the forefront of this new era of connectivity, delivering the solutions that help enable the true potential of 5G and IoT. We have a rich heritage in analog systems design and have spent years investing in key technologies and resources. Our strength is underpinned by world-class performance and scale across a broad array of capabilities that include advanced TC-SAW and BAW filters, an expanded family of MIMO, ultra-high band, and diversity receive modules, timing devices, and digital power isolators. From our breakthrough Sky5® unifying platform to our 5G small cell solutions, our approach across both infrastructure and user equipment facilitates powerful, high-speed, end-to-end 5G connectivity.

Major elements of our strategy include:

Industry-Leading Technology

As the industry migrates to more complex 5G architectures across a multitude of wireless applications, we are poised to help our customers handle growing levels of system complexity across both the transmit and receive chains. The trend towards increasing front-end and analog design challenges in smartphones and other platforms plays directly into our core strengths. Additionally, accelerating AI trends could catalyze the smartphone transformation with incremental content driving unprecedented functional and physical densities. These advancements will deliver more bandwidth, faster speeds, and enable applications like virtual reality, augmented reality, live video streaming, and seamless IoT connectivity. Crucially, they aim to bring us closer to achieving reliable low latency, ideal for massive machine communications, and introduces non-terrestrial networks that enable satellite connectivity for emergency applications.

We believe that we offer the broadest portfolio of radio and analog solutions from the transceiver to the antenna as well as all required manufacturing process technologies. We are also a leader in passive devices, advanced integration, including proprietary shielding and 3-D die stacking, as well as SAW, TC-SAW, and BAW filters. Our product portfolio is reinforced by a library of approximately 5,000 worldwide patents and other intellectual property that we own and control. Together, our industry-leading technology enables us to deliver the highest levels of product performance and integration.

Customer Relationships

Given our scale and technology leadership, we are engaged with leading original equipment manufacturers ("OEMs"), smartphone providers, and baseband reference design partners in the analog and mixed-signal semiconductor industry. Our customers value the scale of our global supply chain, our innovative technology, our ability to curate and deliver unique solutions, and our system engineering expertise, resulting in deep customer loyalty. We partner with our customers to support their long-term product road maps and are valued as a system solutions provider rather than just a discrete product vendor.

Diversification

We are diversifying the reach of our business by expanding our addressable markets and broadening our product portfolio to serve a wider array of global customers. With the increasing adoption of 5G and the opportunity to enable more applications, we are growing our business beyond mobile devices (where we support leading top-tier manufacturers, including the leading smartphone suppliers and key baseband vendors) into additional high-performance analog markets, including automotive, home and factory automation, data center, solar, wireless infrastructure, aerospace and defense, medical, smart energy, and wireless networking. In these markets we leverage our scale, intellectual property, and worldwide distribution network, which spans approximately 6,000 customers and 6,000 unique products.

Delivering Operational Excellence

Through advanced supply chain management, we combine our highly specialized internal manufacturing capabilities with alliances and strategic relationships for leading-edge technologies. This hybrid manufacturing model allows us to better balance our manufacturing capacity with the demand of the marketplace.

Additionally, we continue to drive reductions in product design and manufacturing cycle times and further improve product yields. The combination of agile, flexible capacity, and world-class module manufacturing and scale advantage allows us to achieve low product costs while integrating multiple technologies into highly sophisticated multi-chip modules and helping to ensure stable supply to our global customer base.

Maintaining a Performance-Driven Culture

We consider our people and corporate culture to be a competitive advantage and a key component of our corporate strategy, aligning employee efforts and responsibilities with performance measurement. Accountability is paramount, and we compensate our employees through a pay-for-performance methodology.

Generating Superior Operating Results and Stockholder Returns

We believe our manufacturing scale, broad product portfolio, strong profitability, and consistent cash flow generation position us to provide superior results and strong returns to our stockholders.

Our Product Portfolio

Our extensive product portfolio includes:

- Amplifiers: the modules that strengthen the signal so that it has sufficient energy to reach a base station
- Antenna Tuners: aperture and impedance tuning products that improve antenna performance across frequencies
- Attenuators: circuits that allow a known source of power to be reduced by a predetermined factor (usually expressed as decibels)
- Automotive Tuners and Digital Radios: tuners, data receivers, and digital radio coprocessors used in automotive infotainment systems
- Wireless ASoC: an intelligent 2.4 GHz and 5GHz wireless radio integrated circuit that includes all the analog and digital functions optimized for building cognitive wireless audio headsets, headphones, and wireless speaker systems
- DC/DC Converters: an electronic circuit which converts a source of direct current from one voltage level to another
- Demodulators: a device or an RF block used in receivers to extract the information that has been modulated onto a carrier or from the carrier itself
- Detectors: devices used to measure and control RF power in wireless systems
- Digital Power Isolators: energy efficient solutions used in industrial control, solar inverters and hybrid/electric automotive drive trains
- Diodes: semiconductor devices that pass current in one direction only
- Directional Couplers: transmission coupling devices for separately sampling the forward or backward wave in a transmission line
- Diversity Receive Modules: devices used to improve receiver sensitivity in high data rate applications
- Filters: devices for recovering and separating mixed and modulated data in RF stages, including SAW, TC-SAW, and BAW filters
- Front-end Modules: two or more functions co-packaged to optimize the performance, cost, and application suitability in products, including intermediate or radio frequency signal paths
- Hybrid: a type of directional coupler used in radio and telecommunications

- LED Drivers: devices which regulate the current through a light-emitting diode or string of diodes for the purpose of creating light
- Low-Noise Amplifiers: devices used to reduce system noise figure in the receive chain
- Mixers: devices that enable signals to be converted to a higher or lower frequency signal and thereby allowing the signals to be processed more effectively
- Modulators: devices that take a baseband input signal and output a radio frequency modulated signal
- Optocouplers/Optoisolators: semiconductor devices that allow signals to be transferred between circuits or systems while ensuring that the circuits or systems are electrically isolated from each other
- Phase Locked Loops: closed-loop feedback control system that maintains a generated signal in a fixed phase relationship to a reference signal
- Phase Shifters: designed for use in power amplifier distortion compensation circuits in base station applications
- Power Dividers/Combiners: utilized to equally split signals into in-phase signals as often found in balanced signal chains and local oscillator distribution networks
- Power over Ethernet: enables both data and power to be sent over standard ethernet cable.
- Power Isolators: digital, analog isolators, and isolated gate drivers used in industrial control, solar inverters, hybrid/electric automotive systems and charging stations
- ProSLIC® family of subscriber line interface circuits: provides complete analog telephone interfaces for premise equipment and enterprise
- Receivers: electronic devices that change a radio signal from a transmitter into useful information (including broadcast receivers)
- System In Package: complete system in a package, including modem, RF front-end, filtering, matching, timing generation – typically, fully certified by regulatory bodies, industry bodies and multi-service operators
- Switches: components that perform the change between the transmit and receive function, as well as the band function for cellular handsets
- Synthesizers: devices that provide ultra-fine frequency resolution, fast switching speed, and low phase-noise performance
- Timing Devices: clock generators, oscillators, jitter attenuators, and buffers used in optical networking, data center, wireless base stations, industrial, and automotive applications
- Voltage Controlled Oscillators/Synthesizers: fully integrated, high performance signal source for high dynamic range transceivers
- Voltage Regulators: generate a fixed level which ideally remains constant over varying input voltage or load conditions

We believe we possess broad technology capabilities and one of the most complete wireless communications product portfolios in the industry.

SKYWORKS®

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ substantially and adversely from those referred to herein due to a number of factors, including, but not limited to, those described below and elsewhere in this Annual Report.

OVERVIEW

We, together with our consolidated subsidiaries, are a leading developer, manufacturer and provider of analog and mixed-signal semiconductor products and solutions for numerous applications, including aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearables.

RESULTS OF OPERATIONS

Fiscal Years Ended September 27, 2024, September 29, 2023, and September 30, 2022

The following table sets forth the results of our operations expressed as a percentage of net revenue. See Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended September 29, 2023, filed with the SEC on November 17, 2023, as amended by Amendment No. 1 to such Annual Report on Form 10-K, filed with the SEC on January 26, 2024 (the "2023 10-K"), for Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended September 30, 2022.

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	58.8	55.8	52.5
Gross profit	41.2	44.2	47.5
Operating expenses:			
Research and development	15.1	12.7	11.3
Selling, general, and administrative	7.2	6.6	6.0
Amortization of intangibles	–	0.7	1.8
Impairment, restructuring, and other charges	3.6	0.6	0.6
Total operating expenses	25.9	20.6	19.7
Operating income	15.3	23.6	27.8
Interest expense	(0.7)	(1.3)	(0.9)
Other income (expense), net	0.7	0.4	–
Income before income taxes	15.2	22.6	26.9
Provision for income taxes	1.0	2.0	3.7
Net income	14.3%	20.6%	23.2%

General

During the fiscal year ended September 27, 2024, the following key factors contributed to our overall results of operations, financial position, and cash flows:

- Net revenue decreased 12.5% to $4,178.0 million in fiscal 2024, as compared to $4,772.4 million in fiscal 2023, driven primarily by a decrease in demand for our mobile, analog, and mixed-signal products.
- Our ending cash, cash equivalents, and marketable securities balance increased 113.1% to $1,574.1 million in fiscal 2024, as compared to $738.5 million in fiscal 2023. The increase in cash, cash equivalents, and marketable securities during fiscal 2024, was primarily due to cash generated from operations of $1,824.7 million, partially offset by dividend payments of $439.1 million, repayments of debt of $300.0 million, capital expenditures of $157.0 million, and share repurchases of $77.3 million.

Net Revenue

	Fiscal Years Ended				
(dollars in millions)	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Net revenue	$4,178.0	(12.5)%	$4,772.4	(13.0)%	$5,485.5

We market and sell our products indirectly through electronic components distributors and directly to OEMs of communications and electronics products, third-party original design manufacturers and contract manufacturers. We generally experience seasonal peaks during our fourth and first fiscal quarters (which correspond to the second half of the calendar year), primarily as a result of increased worldwide production of consumer electronics in anticipation of holiday sales, whereas our second and third fiscal quarters are typically lower and in line with seasonal industry trends.

The decrease in net revenue in fiscal 2024, as compared to fiscal 2023, was driven primarily by a decrease in demand for our mobile, analog, and mixed-signal products.

For information regarding net revenue by geographic region and customer concentration, see Note 14 of this Annual Report.

Gross Profit

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Gross profit	$1,720.8	(18.3)%	$2,107.3	(19.1)%	$2,604.3
% of net revenue	41.2%		44.2%		47.5%

Gross profit represents net revenue less cost of goods sold. Our cost of goods sold consists primarily of purchased materials, labor, and overhead (including depreciation, share-based compensation expense, and amortization of acquisition intangibles) associated with product manufacturing. Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices for our established products will continue to decline over time. As part of our normal course of business, we intend to improve gross profit with efforts to increase unit volumes, improve manufacturing efficiencies, lower manufacturing costs of existing products, and by introducing new and higher value-added products.

The decrease in gross profit in fiscal 2024, as compared to fiscal 2023, was primarily the result of an unfavorable product mix, lower unit volumes, and lower average selling prices.

Research and Development

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Research and development	$631.7	4.1%	$606.8	(1.8)%	$617.9
% of net revenue	15.1%		12.7%		11.3%

Research and development expenses consist primarily of direct personnel costs including share-based compensation expense, costs for pre-production evaluation units and testing of new devices, non-production masks, engineering prototypes, and design tool costs.

The increase in research and development expenses in fiscal 2024, as compared to fiscal 2023, was primarily related to increases in certain headcount-related expenses and costs for engineering prototypes as a result of our increased investment in developing new technologies and products, partially offset by a decrease in share-based compensation expense and a decrease in depreciation expense as a result of extending the useful lives of certain machinery and equipment. For information regarding this change in accounting estimate, see Note 2 of this Annual Report.

Selling, General, and Administrative

| (dollars in millions) | Fiscal Years Ended | | | | |
	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Selling, general, and administrative	$300.8	(4.2)%	$314.0	(4.8)%	$329.8
% of net revenue	7.2%		6.6%		6.0%

Selling, general, and administrative expenses include legal and related costs, accounting, treasury, human resources, information systems, customer service, bad debt expense, sales commissions, share-based compensation expense, advertising, marketing, costs associated with business combinations completed or contemplated during the period, and other costs.

The decrease in selling, general, and administrative expenses in fiscal 2024, as compared to fiscal 2023, was primarily related to a gain on the sale of property, plant, and equipment, a decrease in professional services costs, and a decrease in share-based compensation expense.

Amortization of Intangibles

	Fiscal Years Ended				
(dollars in millions)	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Amortization of intangibles	$0.9	(97.3)%	$33.2	(66.4)%	$98.9
% of net revenue	—%		0.7%		1.8%

The decrease in amortization expense in fiscal 2024, as compared to fiscal 2023, was primarily due to certain intangible assets that were acquired in prior fiscal years reaching the end of their useful lives.

Impairment, Restructuring, and Other Charges

	Fiscal Years Ended				
(dollars in millions)	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Impairment, restructuring, and other charges	$150.0	430.0%	$28.3	(7.8)%	$30.7
% of net revenue	3.6%		0.6%		0.6%

Impairment, restructuring, and other charges in fiscal 2024 were primarily due to the abandonment or delay of previously capitalized in-process research and development ("IPR&D") projects of $147.9 million and employee severance costs.

Impairment, restructuring, and other charges in fiscal 2023 were primarily due to employee severance costs and impairment charges on divested assets.

Interest Expense

	Fiscal Years Ended				
(dollars in millions)	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Interest expense	$30.7	(52.3)%	$64.4	34.4%	$47.9
% of net revenue	0.7%		1.3%		0.9%

The decrease in interest expense in fiscal 2024, as compared to fiscal 2023, was due to certain debt repayments that reduced the amount of outstanding indebtedness.

Other Income (Expense), Net

(dollars in millions)	Fiscal Years Ended				
	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Other income (expense), net	$29.7	63.2%	$18.2	828.0%	$(2.5)
% of net revenue	0.7%		0.4%		–%

The increase in other income, net in fiscal 2024, as compared to fiscal 2023, was primarily due to an increase in interest income generated from cash, cash equivalents, and marketable securities.

Provision for Income Taxes

(dollars in millions)	Fiscal Years Ended				
	September 27, 2024	Change	September 29, 2023	Change	September 30, 2022
Provision for income taxes	$40.4	(57.9)%	$96.0	(52.3)%	$201.4
% of net revenue	1.0%		2.0%		3.7%

We recorded a provision for income taxes of $40.4 million (which consisted of benefits of $41.5 million and $0.3 million related to United States federal and state income taxes, respectively, and a provision of $82.2 million related to foreign income taxes) and $96.0 million (which consisted of $62.0 million and $34.0 million related to United States and foreign income taxes, respectively) in fiscal 2024 and fiscal 2023, respectively.

The decrease in income tax expense in fiscal 2024, as compared to fiscal 2023, was primarily due to lower income from operations and a higher proportion of foreign income compared to domestic, partially offset by a decrease in the benefit from foreign-derived intangible income ("FDII"), an increase in tax expense related to a change in the reserve for uncertain tax positions, and an increase in the tax on global intangible low-taxed income ("GILTI"), net of foreign tax credits.

Future changes in tax laws could arise related to the BEPS Project of the OECD, including Pillar One and Pillar Two; the European Commission's "state aid" investigations; enactment of a global corporate minimum tax; and other developments that could have an adverse effect on the taxation of our business, including reducing the availability of tax credits and payment of higher income taxes. Many countries have implemented laws based on Pillar Two which will be effective for us in fiscal year 2025. We continue to evaluate the impact of proposed and enacted legislative changes to our effective tax rate as new guidance becomes available.

See Note 8 of this Annual Report for additional information regarding income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Set forth below is a summary of our cash flows for the periods indicated:

	Fiscal Years Ended		
(in millions)	September 27, 2024	September 29, 2023	September 30, 2022
Cash and cash equivalents at beginning of period	$ 718.8	$ 566.0	$ 882.9
Net cash provided by operating activities	1,824.7	1,856.4	1,424.6
Net cash used in investing activities	(355.9)	(224.4)	(378.9)
Net cash used in financing activities	(819.0)	(1,479.2)	(1,362.6)
Cash and cash equivalents at end of period	$1,368.6	$ 718.8	$ 566.0

Cash provided by operating activities:

Cash provided by operating activities consists of net income for the period adjusted for certain non-cash items and changes in certain operating assets and liabilities. The $31.7 million decrease in cash provided by operating activities for fiscal 2024, as compared to fiscal 2023, was primarily related to lower net income, partially offset by favorable changes in working capital of $402.9 million, due primarily to a decrease in inventory and accounts receivable.

Cash used in investing activities:

Cash used in investing activities consists primarily of capital expenditures, cash paid to acquire intangible assets, and cash paid to purchase marketable securities, offset by cash received related to the sale or maturity of marketable securities. The $131.5 million increase in cash used in investing activities for fiscal 2024, as compared to fiscal 2023, was primarily related to a decrease of $207.5 million in sales of marketable securities, partially offset by a decrease of $17.9 million in purchases of marketable securities and a decrease of $53.3 million in cash used for capital expenditures.

Cash used in financing activities:

Cash used in financing activities consists primarily of proceeds and payments related to our long-term borrowings and cash transactions related to equity. The $660.2 million decrease in cash used in financing activities for fiscal 2024, as compared to fiscal 2023, was primarily related to a decrease of $600.0 million for the repayment of debt and a decrease of $98.0 million in stock repurchase activity, partially offset by an increase of $33.9 million in dividend payments.

Liquidity:

Cash, cash equivalents, and marketable securities totaled $1,574.1 million as of September 27, 2024, representing an increase of $835.6 million from September 29, 2023.

We have outstanding $500.0 million of Notes Due 2026 and $500.0 million of Notes Due 2031. During fiscal 2024, 2023, and 2022, we repaid $300.0 million, $900.0 million, and $50.0 million of outstanding borrowings, respectively. We have a Revolving Credit Agreement (the "Revolving Credit Agreement") under which we may borrow up to $750.0 million for general corporate purposes and working capital needs of the Company and its subsidiaries. As of September 27, 2024, there were no borrowings outstanding under the revolving credit facility (the "Revolver"). The Revolving Credit Agreement expires July 26, 2026.

For a description of contractual obligations, such as taxes, leases, purchase commitments, and debt, see Note 8, Note 10, Note 11, and Note 16 of this Annual Report, respectively.

Based on our historical results of operations, we expect that our cash, cash equivalents, and marketable securities on hand, the cash we expect to generate from operations, and funds from our Revolver, will be sufficient to fund our short-term and long-term liquidity requirements primarily arising from: research and development, capital expenditures, potential acquisitions, working capital, quarterly cash dividend payments (if such dividends are declared by the Board of Directors), outstanding commitments, and other liquidity requirements associated with existing operations. However, we cannot be certain that our cash on hand, cash generated from operations, and funds from our Revolver will be available in the future to fund all of our capital and operating requirements. In addition, any future strategic investments and significant acquisitions may require additional cash and capital resources. If we are unable to obtain sufficient cash or capital to meet our needs on a timely basis and on favorable terms, our business and operations could be materially and adversely affected.

Our invested cash balances primarily consist of highly liquid marketable securities that are available to meet near-term cash requirements including: money market funds, U.S. Treasury and government securities, corporate bonds and notes, and municipal bonds.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments in applying our most critical accounting policies that can have a significant impact on the results we report in our financial statements. The SEC has defined critical accounting estimates as those that are both most important to the portrayal of our financial condition and results and which require our most difficult, complex, or subjective judgments or estimates. Based on this definition, our most critical accounting estimates include revenue recognition, which impacts the recording of net revenue; inventory valuation, which impacts the cost of goods sold and gross margin; and income taxes, which impacts the income tax provision. These policies and significant judgments involved are discussed further below. We have other significant accounting policies that do not generally require subjective estimates or judgments or would not have a material impact on our results of operations. Our significant accounting policies are described in Note 2 of this Annual Report.

Revenue Recognition. We recognize revenue in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 606 *Revenue from Contracts with Customers* net of estimated reserves. *Our revenue reserves contain uncertainties because they require management to make assumptions and to apply judgment to estimate the value of future credits to customers for product returns, price protection, price adjustments, and stock rotation for products sold to certain electronic component distributors. We base these estimates on the expected value method considering all reasonably available information, including our historical experience and current expectations, and are reflected in the transaction price when sales are recorded. Changes in actual demand or market conditions could adversely or beneficially impact our reserve calculations.*

Inventory Valuation. We value our inventory at the lower of cost or net realizable value. Reserves for excess and obsolete inventory are established on a quarterly basis and are based on a detailed analysis of aged material, salability of our inventory, market conditions, and product life cycles. Once reserves are established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory. Our reserves contain uncertainties because the calculation requires management to make assumptions and to apply judgment regarding historical experience, market conditions, and technological obsolescence. Changes in actual demand or market conditions could adversely impact our reserve calculations.

Income Taxes. The application of tax laws and regulations to calculate our tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. We record an amount as an estimate of probable additional income tax liability at the largest amount that we feel is more likely than not, based upon the technical merits of the position, to be sustained upon audit by the relevant tax authority.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to overall financial market risks, such as changes in market liquidity, credit quality, investment risk, interest rate risk, and foreign exchange rate risk as described below.

Investment and Interest Rate Risk

Our exposure to interest rate and general market risks relates to our investment portfolio. Our investment portfolio consists of cash and cash equivalents (money market funds, corporate bonds and notes, and U.S. Treasury and government securities purchased with less than ninety days until maturity) that total approximately $1,368.6 million, and marketable securities (U.S. Treasury and government securities, corporate bonds and notes, and municipal bonds) that total approximately $194.1 million and $11.4 million within short-term and long-term marketable securities, respectively, as of September 27, 2024.

The main objectives of our investment activities are liquidity and preservation of capital. Our cash equivalent investments have short-term maturity periods that dampen the impact of market or interest rate risk. Our marketable securities have short-term maturity periods less than one year. Credit risk associated with our investments is not material because our investments are diversified across several types of securities with high credit ratings, which reduces the amount of credit exposure to any one investment.

Based on our results of operations for the fiscal year ended September 27, 2024, a hypothetical reduction in the interest rates on our cash, cash equivalents, and other investments to zero would result in an immaterial reduction of interest income with a de minimis impact on income before taxes.

We do not believe that investment or interest rate risks currently pose material exposures to our business or results of operations.

Foreign Exchange Rate Risk

Substantially all sales to customers and arrangements with third-party manufacturers provide for pricing and payment in United States dollars, thereby reducing the impact of foreign exchange rate fluctuations on our results. A percentage of our international operational expenses are denominated in foreign currencies, and exchange rate volatility could positively or negatively impact those operating costs. For the fiscal years ended September 27, 2024, September 29, 2023, and September 30, 2022, we had foreign exchange losses of $5.2 million, foreign exchange gains of $1.7 million, and foreign exchange losses of $1.4 million, respectively. Increases in the value of the United States dollar relative to other currencies could make our products more expensive, which could negatively impact our ability to compete. Conversely, decreases in the value of the United States dollar relative to other currencies could result in our suppliers raising their prices to continue doing business with us. Given the relatively small number of customers and arrangements with third-party manufacturers denominated in foreign currencies, we do not believe that foreign exchange volatility has a material impact on our current business or results of operations. However, fluctuations in currency exchange rates could have a greater effect on our business or results of operations in the future to the extent our expenses increasingly become denominated in foreign currencies.

We may enter into foreign currency forward and options contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows, and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons,

including, but not limited to, accounting considerations and the prohibitive economic cost of hedging particular exposures. As of September 27, 2024, we had not entered into any outstanding foreign currency forward or options contracts with financial institutions.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Net revenue	$4,178.0	$4,772.4	$5,485.5
Cost of goods sold	2,457.2	2,665.1	2,881.2
Gross profit	1,720.8	2,107.3	2,604.3
Operating expenses:			
Research and development	631.7	606.8	617.9
Selling, general, and administrative	300.8	314.0	329.8
Amortization of intangibles	0.9	33.2	98.9
Impairment, restructuring, and other charges	150.0	28.3	30.7
Total operating expenses	1,083.4	982.3	1,077.3
Operating income	637.4	1,125.0	1,527.0
Interest expense	(30.7)	(64.4)	(47.9)
Other income (expense), net	29.7	18.2	(2.5)
Income before income taxes	636.4	1,078.8	1,476.6
Provision for income taxes	40.4	96.0	201.4
Net income	$ 596.0	$ 982.8	$1,275.2
Earnings per share:			
Basic	$ 3.72	$ 6.17	$ 7.85
Diluted	$ 3.69	$ 6.13	$ 7.81
Weighted average shares:			
Basic	160.1	159.4	162.4
Diluted	161.5	160.3	163.3

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

| | Fiscal Years Ended | | |
	September 27, 2024	September 29, 2023	September 30, 2022
Net income	$596.0	$982.8	$1,275.2
Other comprehensive income (loss), net of tax:			
Fair value of investments	0.2	—	(0.2)
Pension adjustments	(0.2)	(0.8)	3.3
Comprehensive income	$596.0	$982.0	$1,278.3

See accompanying Notes to Consolidated Financial Statements.

SKYWORKS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except per share amounts)

	As of	
	September 27, 2024	September 29, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$1,368.6	$ 718.8
Marketable securities	194.1	15.6
Receivables, net of allowances of $0.9 and $0.8, respectively	508.8	864.3
Inventory	784.8	1,119.7
Other current assets	484.7	461.1
Total current assets	3,341.0	3,179.5
Property, plant, and equipment, net	1,280.3	1,390.1
Operating lease right-of-use assets	191.6	205.4
Goodwill	2,176.7	2,176.7
Intangible assets, net	900.5	1,222.1
Deferred tax assets, net	303.5	192.3
Marketable securities	11.4	4.1
Other long-term assets	78.3	56.5
Total assets	$8,283.3	$8,426.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 171.8	$ 159.2
Accrued compensation and benefits	127.9	94.3
Current portion of long-term debt	–	299.4
Other current liabilities	303.0	402.8
Total current liabilities	602.7	955.7
Long-term debt	994.3	992.9
Long-term tax liabilities	127.9	162.8
Long-term operating lease liabilities	185.9	188.7
Other long-term liabilities	35.8	43.9
Total liabilities	1,946.6	2,344.0
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, no par value: 25.0 shares authorized, no shares issued	–	–
Common stock, $0.25 par value: 525.0 shares authorized; 159.9 shares issued and outstanding at September 27, 2024, and 159.5 shares issued and outstanding at September 29, 2023	40.0	39.9
Additional paid-in capital	269.4	172.4
Retained earnings	6,032.9	5,876.0
Accumulated other comprehensive loss	(5.6)	(5.6)
Total stockholders' equity	6,336.7	6,082.7
Total liabilities and stockholders' equity	$8,283.3	$8,426.7

See accompanying Notes to Consolidated Financial Statements.



SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Cash flows from operating activities:			
Net income	$ 596.0	$ 982.8	$ 1,275.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Share-based compensation	180.3	185.1	195.2
Depreciation	264.8	387.8	394.4
Amortization of intangible assets, including inventory step-up	186.5	225.9	295.7
Deferred income taxes	(108.4)	(151.2)	68.4
Asset impairment charges	147.9	64.5	20.7
Amortization of debt discount and issuance costs	2.5	4.0	4.0
Other, net	(8.8)	(3.5)	(1.5)
Changes in assets and liabilities:			
Receivables, net	355.4	229.8	(337.8)
Inventory	330.4	90.8	(337.3)
Accounts payable	10.4	(87.1)	31.3
Other current and long-term assets and liabilities	(132.3)	(72.5)	(183.7)
Net cash provided by operating activities	1,824.7	1,856.4	1,424.6
Cash flows from investing activities:			
Capital expenditures	(157.0)	(210.3)	(489.4)
Purchased intangibles	(26.1)	(25.8)	(20.3)
Purchases of marketable securities	(270.9)	(288.8)	(97.2)
Sales and maturities of marketable securities	86.5	294.0	220.3
Other	11.6	6.5	7.7
Net cash used in investing activities	(355.9)	(224.4)	(378.9)
Cash flows from financing activities:			
Repurchase of common stock – payroll tax withholdings on equity awards	(36.3)	(35.9)	(88.5)
Repurchase of common stock – stock repurchase program	(77.3)	(175.3)	(886.8)
Dividends paid	(439.1)	(405.2)	(373.1)
Net proceeds from exercise of stock options	1.1	5.1	6.4
Proceeds from employee stock purchase plan	32.6	32.1	29.4
Payments of debt	(300.0)	(900.0)	(50.0)
Net cash used in financing activities	(819.0)	(1,479.2)	(1,362.6)
Net increase (decrease) in cash and cash equivalents	649.8	152.8	(316.9)
Cash and cash equivalents at beginning of period	718.8	566.0	882.9
Cash and cash equivalents at end of period	$1,368.6	$ 718.8	$ 566.0
Supplemental cash flow disclosures:			
Income taxes paid	$ 181.2	$ 228.9	$ 230.0
Interest paid	$ 28.3	$ 62.3	$ 44.4
Incentives paid in common stock	$ 1.2	$ 19.2	$ 32.2
Non-cash investing in capital expenditures, accrued but not paid	$ 34.7	$ 12.0	$ 43.2

See accompanying Notes to Consolidated Financial Statements.



SKYWORKS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Shares of common stock	Par value of common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at October 1, 2021	165.3	$41.3	$ 77.9	$5,185.8	$(7.9)	$5,297.1
Net income	–	–	–	1,275.2	–	1,275.2
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.4	0.3	(20.7)	–	–	(20.4)
Share-based compensation expense	–	–	173.9	–	–	173.9
Repurchase of common stock	(6.5)	(1.6)	(219.2)	(666.0)	–	(886.8)
Dividends declared	–	–	–	(373.1)	–	(373.1)
Other comprehensive income	–	–	–	–	3.1	3.1
Balance at September 30, 2022	160.2	$40.0	$ 11.9	$5,421.9	$(4.8)	$5,469.0
Net income	–	$ –	$ –	$ 982.8	$ –	$ 982.8
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.2	0.3	20.4	–	–	20.7
Share-based compensation expense	–	–	191.5	–	–	191.5
Repurchase of common stock	(1.9)	(0.4)	(51.4)	(123.5)	–	(175.3)
Dividends declared	–	–	–	(405.2)	–	(405.2)
Other comprehensive loss	–	–	–	–	(0.8)	(0.8)
Balance at September 29, 2023	159.5	$39.9	$ 172.4	$5,876.0	$(5.6)	$6,082.7
Net income	–	$ –	$ –	$ 596.0	$ –	$ 596.0
Exercise and settlement of share-based awards, net of shares withheld for taxes	1.2	0.3	(1.6)	–	–	(1.3)
Share-based compensation expense	–	–	175.8	–	–	175.8
Repurchase of common stock	(0.8)	(0.2)	(77.2)	–	–	(77.4)
Dividends declared	–	–	–	(439.1)	–	(439.1)
Balance at September 27, 2024	159.9	$40.0	$ 269.4	$6,032.9	$(5.6)	$6,336.7

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS

Skyworks Solutions, Inc., together with its consolidated subsidiaries ("Skyworks" or the "Company"), is a leading developer, manufacturer and provider of analog and mixed-signal semiconductor products and solutions for numerous applications, including aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet, and wearables.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

All Skyworks subsidiaries are included in the Company's consolidated financial statements and all intercompany balances are eliminated in consolidation. Certain items in the fiscal years 2023 and 2022 financial statements, including certain account groupings in the tax reconciliation disclosure, deferred tax disclosure, and the Consolidated Statements of Stockholders' Equity, have been reclassified to conform to the fiscal 2024 presentation.

Fiscal Year

The Company's fiscal year ends on the Friday closest to September 30. The fiscal year ended on September 27, 2024 ("fiscal 2024"), the fiscal year ended on September 29, 2023 ("fiscal 2023"), and the fiscal year ended on September 30, 2022 ("fiscal 2022"), each consisted of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, expenses, comprehensive income, and accumulated other comprehensive loss that are reported during the reporting period. The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Judgment is required in determining the reserves for, and fair value of, items such as overall fair value assessments of assets and liabilities, particularly those classified as Level 2 or Level 3 in the fair value hierarchy, marketable securities, inventory, intangible assets associated with business combinations, share-based compensation, revenue reserves, loss contingencies, and income taxes. In addition, judgment is required in determining whether a potential indicator of impairment of long-lived assets, indefinite-lived intangible assets, and goodwill exists and in estimating future cash flows for any necessary impairment testing. Actual results could differ significantly from these estimates.

Cash and Cash Equivalents

The Company invests excess cash in money market funds, U.S. Treasury and government securities, and corporate bonds and notes. The Company considers highly liquid investments as cash equivalents including money market funds and investments with maturities of 90 days or less when purchased.

Investments

The Company classifies its investment in marketable debt securities as "available-for-sale." Available-for-sale securities are carried at fair value with unrealized holding gains or losses recorded in other comprehensive income, net of tax. Gains or losses are included in earnings in the period in which they are realized. The cost of securities sold is determined based on the specific identification method. The cost of available-for-sale debt securities is adjusted for premiums and discounts, with the amortization or accretion of such amounts included as a portion of interest. Available-for-sale debt securities with an original maturity date greater than three months and less than one year are classified as current investments. Available-for-sale debt securities with an original maturity date exceeding one year are classified as long-term.

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market in an orderly transaction between market participants at the measurement date. Applicable accounting guidance provides a hierarchy for inputs used in measuring fair value that prioritize the use of observable inputs over the use of unobservable inputs, when such observable inputs are available. The three levels of inputs that may be used to measure fair value are as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-driven valuations in which all significant inputs are observable or can be derived principally from, or corroborated with, observable market data.

- Level 3 – Fair value is derived from valuation techniques in which one or more significant inputs are unobservable, including assumptions and judgments made by the Company.

It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, the Company uses quoted market prices to measure fair value. If market prices are not available, the Company is required to make judgments about assumptions market participants would use to estimate the fair value of a financial instrument.

The Company measures certain assets and liabilities at fair value on a recurring basis in three levels, based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. It recognizes transfers within the fair value hierarchy at the end of the fiscal quarter in which the change in circumstances that caused the transfer occurred.

The carrying value of cash and cash equivalents, accounts receivable, other current assets, accounts payable, and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Reserves for excess and obsolete inventory are established on a quarterly basis and are based on a detailed analysis of aged material, salability of our inventory, market conditions, and product life cycles. Once reserves are established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation, with significant renewals and betterments being capitalized and retired equipment written off in the respective periods. Maintenance and repairs are expensed as incurred.

SKYWORKS

Depreciation is calculated using the straight-line method over the estimated useful lives, which range from five to forty years for buildings and improvements and from seven to ten years for machinery and equipment. Leasehold improvements are depreciated over the lesser of the economic life or the life of the associated lease.

During fiscal 2024, the Company changed its accounting estimate for the expected useful lives of certain machinery and equipment. The Company evaluated its current asset base and reassessed the estimated useful lives of certain machinery and equipment in connection with its recent usage of older equipment, including considering the technological and physical obsolescence of such machinery and equipment. Based on its ability to re-use equipment across generations of process technologies and historical usage trends, the Company determined that the expected useful lives for certain machinery and equipment should be increased by up to two years to reflect more closely the estimated economic lives of those assets. This change in estimate was applied prospectively effective during the first quarter of fiscal 2024 and resulted in a decrease in depreciation expense of $75.4 million during fiscal 2024. This benefit decreased cost of goods sold by $25.8 million and decreased research and development expenses by $9.8 million during fiscal 2024, and decreased ending inventory by $39.8 million as of September 27, 2024. As a result of this change in accounting estimate, net income increased by $35.6 million and diluted earnings per share increased by $0.22 during fiscal 2024.

Leases

The Company determines if an arrangement is a lease at its inception. Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Lease expense for these leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, other current liabilities, and long-term operating lease liabilities in the Company's Consolidated Balance Sheets.

Valuation of Long-Lived Assets

Definite lived intangible assets are carried at cost less accumulated amortization. Amortization is calculated based on the pattern of benefit to be recognized from the underlying asset over its estimated useful life. Carrying values for long-lived assets and definite lived intangible assets are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or the Company's business strategy, or significant negative industry or economic trends. In addition, impairment reviews are conducted at the judgment of management whenever asset values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. The Company's estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to its business model, or changes in its operating performance. If the sum of the undiscounted cash flows is less than the carrying value of an asset group, the Company would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset group.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized but are tested at least annually as of the first day of the fourth fiscal quarter for impairment or more frequently if indicators of impairment exist during the fiscal year. The Company assesses its conclusion regarding segments and reporting units in conjunction with its annual goodwill impairment test and has determined that it has one reporting unit for the purposes of allocating and testing goodwill.

The Company's impairment analysis compares its fair value to its net book value to determine if there is an indicator of impairment. In the Company's calculation of fair value, it considers the closing price of its common stock on the selected testing date, the number of shares of its common stock outstanding and other marketplace activity such as a related control premium. If the calculated fair value is determined to be less than the book value of the reporting unit, an impairment loss is recognized equal to that excess; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Business Combinations

The Company uses the acquisition method of accounting for business combinations and recognizes assets acquired and liabilities assumed at their fair values on the date acquired. Goodwill represents the excess of the purchase price over the fair value of the acquired identifiable net assets. The fair values of the assets and liabilities acquired are determined based upon the Company's valuation using a combination of market, income, or cost approaches. The valuation involves making significant estimates and assumptions, which are based on detailed financial models including the projection of future cash flows, the weighted average cost of capital, and any cost savings that are expected to be derived in the future from the viewpoint of a market participant.

Revenue Recognition

The Company derives its revenue primarily from the sale of semiconductor products under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales. In the absence of a sales agreement, the Company's standard terms and conditions apply. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company applies a five-step approach as defined in FASB ASC 606, Revenue from Contracts with Customers (Topic 606), in determining the amount and timing of revenue to be recognized: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to the performance obligations in the contract; and (5) recognizing revenue when the corresponding performance obligation is satisfied.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized at a point in time upon transfer of control of the products to the customer. Transfer of control occurs upon shipment to the distributor or direct customer or when products are pulled from consignment inventory by the customer. Point in time recognition is determined as products manufactured under non-cancellable orders create an asset with an alternative use to the Company. Returns under the Company's general assurance warranty of products have not been material, and warranty-related services are not considered a separate performance obligation.

Pricing adjustments and estimates of returns are treated as variable consideration for purposes of determining the transaction price. Sales returns are generally accepted at the Company's discretion or from distributors with stock rotation rights. Stock rotation allows distributors limited levels of returns and is based on the distributor's prior purchases. Price protection represents price discounts granted to certain distributors and is based on negotiations on sales to end customers. Variable consideration is estimated using the expected value method considering all reasonably available information, including the Company's historical experience and its current expectations, and is reflected in the transaction price when sales are recorded. The Company records net revenue excluding taxes on its sales to trade customers. The Company recognizes shipping fees, if any, received from customers in revenue and includes the related shipping and handling costs in cost of revenue.

Accounts receivable represents the Company's unconditional right to receive consideration from its customer. Substantially all payments are collected within the Company's standard terms, which do not include a significant financing component. To date, there have been no material impairment losses on accounts receivable. There were no material contract assets or contract liabilities recorded on the Consolidated Balance Sheet in any of the periods presented. All incremental customer contract acquisition costs are expensed as they are incurred as the amortization period of the asset that the Company otherwise would have recognized is one year or less in duration.

Share-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees and directors including non-qualified employee stock options, share awards and units, employee stock purchase plan, and other special share-based awards based on estimated fair values. The determination of fair value of restricted and certain performance stock awards and units is based on the value of the Company's stock on the date of grant with performance awards and units adjusted for the actual outcome of the underlying performance condition. For more complex performance awards including units with market-based performance conditions the Company employs a Monte Carlo simulation valuation method to calculate the fair value of the awards based on the most likely outcome. Under the Monte Carlo simulation, a number of variables and assumptions are used including, but not limited to: the expected stock price volatility over the term of the award, a correlation coefficient, the risk-free rate, and dividend yield.

The fair value of share-based payment awards is amortized over the requisite service period, which is defined as the period during which an employee is required to provide service in exchange for an award. The Company generally uses a straight-line attribution method for all grants that include only a service condition. Awards with both performance and service conditions are expensed over the service period for each separately vesting tranche.

Share-based compensation expense recognized during the period includes actual expense on vested awards and expense associated with unvested awards. Forfeitures are recorded as incurred.

Research and Development Costs

Research and development costs are expensed as incurred.

Loss Contingencies

The Company records its best estimates of a loss contingency when it is considered probable and the amount can be reasonably estimated. When a range of loss can be reasonably estimated with no best estimate in the range, the minimum estimated liability related to the claim is recorded. As additional information becomes available, the Company assesses the potential liability related to the potential pending loss contingency and revises its estimates. Material loss contingencies are disclosed if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and include estimated legal costs.

Restructuring

A liability for post-employment benefits is recorded when payment is probable and the amount is reasonably estimable. Contract exit costs include contract termination fees and are recognized in the period in which the Company terminates the contract.

Foreign Currencies

The Company's functional currency is the United States dollar. Gains and losses related to foreign currency transactions and conversion of foreign denominated cash balances are included in current results.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The carrying value of the Company's net deferred tax assets assumes the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. This assessment requires management to exercise judgment and make estimates with respect to its ability to generate revenues, gross profits, operating income, and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, the Company's ability to develop products to its customers' specifications, technological change, the competitive environment, and changes in regulatory requirements which may impact its ability to generate taxable income and, in turn, realize the value of its deferred tax assets. If these estimates and related assumptions change in the future, the Company may be required to record additional valuation allowances against its deferred tax assets resulting in additional income tax expense in its Consolidated Statement of Operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

The calculation of the Company's tax liabilities includes addressing uncertainties in the application of complex tax regulations and is based on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its recognition threshold and measurement attribute of whether it is more likely than not that the positions the Company has taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes, interest, and/or penalties would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result. The Company recognizes any interest or penalties, if incurred, on any unrecognized tax liabilities or benefits as a component of income tax expense.

Earnings Per Share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the potentially dilutive incremental shares issuable upon the assumed exercise of stock options, the assumed vesting of outstanding restricted stock units, and the assumed issuance of common stock under the stock purchase plan using the treasury share method. Shares issuable upon the vesting of performance stock awards are likewise included in the calculation of diluted earnings per share as of the date the conditions have been satisfied, assuming the end of the reporting period was the end of the contingency period.

Stock Repurchase

The Company accounts for stock repurchases in the Consolidated Balance Sheets by reducing common stock for the par value of the shares, reducing paid-in capital for the amount in excess of par to zero during the period in which the shares are repurchased, and recording the residual amount, if any, to retained earnings. Excise tax on stock repurchases is recorded as part of the cost basis of shares acquired in the Consolidated Statements of Stockholders' Equity.

Government Assistance

The Company receives government assistance for qualifying capital investments, research and development, and other activities as defined by the relevant government entities awarding the incentive. Incentives provided by government entities are recognized when the Company has reasonable assurance that it will comply with the conditions of the incentive and the incentive will be received. The Company records capital-related incentives as a reduction to property, plant and equipment and recognizes a reduction to depreciation expense over the useful life of the corresponding asset. Incentives for specific operating activities are offset against the related expense in the period the expense is incurred.

In August 2022, the U.S. government enacted the CHIPS and Science Act, which provides funding for manufacturing grants and research investments and establishes a 25% investment tax credit for certain investments in U.S. semiconductor manufacturing that are placed in service after December 31, 2022.

As of September 27, 2024 and September 29, 2023, there were $6.2 million and $10.2 million, respectively, of receivables in other short-term assets with a corresponding reduction to the carrying amounts of the qualifying manufacturing assets. During fiscal 2024 and fiscal 2023, cost of goods sold benefited by $1.2 million and $0.2 million, respectively, from the investment tax credit, recognized as a reduction of depreciation expense. The Company recognized an immaterial benefit in the Consolidated Statements of Operations in fiscal 2024, fiscal 2023, and fiscal 2022 for grants related to operating activities.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment

Disclosure" ("ASU 2023-07"). ASU 2023-07 requires disclosure of incremental segment information on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2023-07 on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, on either a prospective or retrospective basis, with early adoption permitted. The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statements and related disclosures.

3. MARKETABLE SECURITIES

The Company's portfolio of available-for-sale marketable securities consists of the following (in millions):

	Current		Noncurrent	
	September 27, 2024	September 29, 2023	September 27, 2024	September 29, 2023
U.S. Treasury and government securities	$ 39.0	$15.1	$11.1	$4.1
Corporate bonds and notes	155.0	–	0.3	–
Municipal bonds	0.1	0.5	–	–
Total marketable securities	$194.1	$15.6	$11.4	$4.1

The contractual maturities of noncurrent available-for-sale marketable securities were within two years or less of issuance of the applicable securities. Neither gross unrealized gains and losses nor realized gains and losses were material as of September 27, 2024, or September 29, 2023.

4. FAIR VALUE

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a recurring basis such as its financial instruments. There have been no transfers between Level 1, 2, or 3 assets or liabilities during fiscal 2024.

Assets and liabilities recorded at fair value on a recurring basis consisted of the following (in millions):

	As of							
	September 27, 2024				September 29, 2023			
	Total	Fair Value Measurements			Total	Fair Value Measurements		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets								
Cash and cash equivalents(1)	$1,368.6	$1,199.1	$169.5	$–	$718.8	$718.5	$ 0.3	$–
U.S. Treasury and government securities	50.1	36.5	13.6	–	19.2	–	19.2	–
Corporate bonds and notes	155.3	–	155.3	–	–	–	–	–
Municipal bonds	0.1	–	0.1	–	0.5	–	0.5	–
Total assets at fair value	$1,574.1	$1,235.6	$338.5	$–	$738.5	$718.5	$20.0	$–

(1) Cash equivalents included in Levels 1 and 2 consist of money market funds, corporate bonds and notes, and U.S. Treasury and government securities purchased with less than ninety days until maturity.

Assets Measured and Recorded at Fair Value on a Nonrecurring Basis

The Company's non-financial assets and liabilities, such as goodwill, intangible assets, and other long-lived assets resulting from business combinations, are measured at fair value using income approach valuation methodologies at the date of acquisition and are subsequently re-measured if there are indicators of impairment. During fiscal 2024, the Company recorded impairment charges of $147.9 million primarily related to the abandonment or delay of previously capitalized in-process research and development ("IPR&D") projects recorded within impairment, restructuring, and other charges. During fiscal 2023, the Company recorded impairment charges of $64.5 million primarily due to reduced overall market demand related to long-term supply capacity deposits of $47.5 million recorded within cost of goods sold and a loss on divested assets of $12.3 million recorded within impairment, restructuring, and other charges. During fiscal 2022, the Company recorded impairment charges of $20.7 million primarily related to the abandonment of two previously capitalized IPR&D projects recorded within impairment, restructuring, and other charges.

Fair Value of Debt

The Company's debt is carried at amortized cost and is measured at fair value quarterly for disclosure purposes. The estimated fair values are based on Level 2 inputs as the fair value is based on quoted prices for the Company's debt and comparable instruments in inactive markets.

The carrying amount and estimated fair value of debt consists of the following (in millions):

	As of			
	September 27, 2024		September 29, 2023	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
1.80% Senior Notes due 2026	$498.5	$478.4	$497.7	$444.5
3.00% Senior Notes due 2031	495.8	441.2	495.2	390.4
Total debt under Senior Notes	$994.3	$919.6	$992.9	$834.9

5. INVENTORY

Inventory consists of the following (in millions):

	As of	
	September 27, 2024	September 29, 2023
Raw materials	$ 30.3	$ 57.2
Work-in-process	520.5	746.8
Finished goods	234.0	315.7
Total inventory	$784.8	$1,119.7

6. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consists of the following (in millions):

	As of	
	September 27, 2024	September 29, 2023
Land and improvements	$ 11.9	$ 11.8
Buildings and improvements	610.2	588.2
Furniture and fixtures	81.3	74.8
Machinery and equipment	3,418.0	3,389.3
Construction in progress	88.7	107.6
Total property, plant, and equipment, gross	4,210.1	4,171.7
Accumulated depreciation	(2,929.8)	(2,781.6)
Total property, plant, and equipment, net	$ 1,280.3	$ 1,390.1

7. GOODWILL AND INTANGIBLE ASSETS

The Company's goodwill balance was $2,176.7 million as of each of September 27, 2024, and September 29, 2023. In fiscal 2024, the Company performed an impairment test of its goodwill and its indefinite-lived intangible assets as of the first day of the fourth fiscal quarter in accordance with its regularly scheduled testing. The results of these tests indicated that the Company's goodwill was not impaired. Refer to Note 4 for a discussion of IPR&D impairments of $146.7 million and $20.7 million in fiscal 2024 and fiscal 2022, respectively. There was no IPR&D impairment in fiscal 2023.

Intangible assets consist of the following (in millions):

	Weighted Average Amortization Period (Years)	As of					
		September 27, 2024			September 29, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology and other	6.3	$1,379.6	$(540.7)	$838.9	$1,290.4	$(379.4)	$ 911.0
Technology licenses	3.1	75.0	(48.8)	26.2	75.8	(36.0)	39.8
In-process research and development		35.4	–	35.4	271.3	–	271.3
Total intangible assets		$1,490.0	$(589.5)	$900.5	$1,637.5	$(415.4)	$1,222.1

Fully amortized intangible assets are eliminated from both the gross and accumulated amortization amounts in the first quarter of each fiscal year. During fiscal 2024, $89.1 million of IPR&D assets were transferred to definite-lived intangible assets, of which $33.4 million is being amortized over their useful lives of 12 years and $55.7 million is being amortized over their useful lives of 8 years. Amortization expense related to definite-lived intangible assets was $186.5 million, $225.9 million, and $288.4 million during fiscal 2024, fiscal 2023, and fiscal 2022, respectively, primarily recorded within cost of goods sold.

Annual amortization expense for the next five fiscal years related to definite-lived intangible assets, excluding IPR&D, is expected to be as follows (in millions):

	2025	2026	2027	2028	2029	Thereafter
Amortization expense	$168.7	$140.4	$124.4	$100.2	$86.9	$244.5

8. INCOME TAXES

Income before income taxes consists of the following components (in millions):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
United States	$ 1.9	$ 484.9	$ 663.0
Foreign	634.5	593.9	813.6
Income before income taxes	$636.4	$1,078.8	$1,476.6

SKYWORKS®

The provision for income taxes consists of the following components (in millions):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Current tax expense:			
Federal	$ 79.0	$ 164.4	$ 88.7
State	0.2	0.1	0.1
Foreign	60.8	74.4	51.5
	140.0	238.9	140.3
Deferred tax expense (benefit):			
Federal	(120.5)	(102.4)	43.9
State	(0.5)	(0.1)	0.1
Foreign	21.4	(40.4)	17.1
	(99.6)	(142.9)	61.1
Provision for income taxes	$ 40.4	$ 96.0	$201.4

The actual income tax expense is different than that which would have been computed by applying the federal statutory tax rate to income before income taxes. A reconciliation of income tax expense as computed at the United States federal statutory income tax rate to the provision for income tax expense is as follows (in millions):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Tax expense at United States statutory rate	$133.6	$226.5	$ 310.1
Foreign tax rate difference	(84.7)	(90.7)	(105.3)
Effect of stock compensation	11.3	16.0	(13.1)
Research and development credits	(28.7)	(29.7)	(26.1)
Change in tax reserve	11.1	8.1	7.4
Global Intangible Low-Taxed Income	18.1	16.3	36.1
Foreign Derived Intangible Income	(49.3)	(65.9)	(39.9)
Section 162(m) limitation	10.6	10.9	21.0
Other, net	18.4	4.5	11.2
Provision for income taxes	$ 40.4	$ 96.0	$ 201.4

The Company operated in foreign jurisdictions with income tax rates lower than the United States tax rate of 21.0% for fiscal 2024, fiscal 2023, and fiscal 2022.

The Company had accrued $46.1 million and $57.0 million of the deemed repatriation tax in short-term and long-term liabilities within the Consolidated Balance Sheets, respectively, as of September 27, 2024. The Company had accrued $34.9 million and $105.8 million of the deemed repatriation tax in short-term and long-term liabilities within the Consolidated Balance Sheets, respectively, as of September 29, 2023. The remaining repatriation tax is payable over the next two years.

The Company operates under a tax holiday in Singapore, which is effective through September 30, 2025, with the ability to extend through September 30, 2030. The current tax holiday is conditioned upon the Company's compliance with certain conditions, including employment and investment thresholds in

SKYWORKS

Singapore. The impact of the tax holiday decreased Singapore taxes owed by $67.7 million, $66.0 million, and $96.6 million during fiscal 2024, fiscal 2023, and fiscal 2022, respectively, which resulted in tax benefits of $0.42, $0.41, and $0.59 of diluted earnings per share, respectively. These tax benefits were partially offset by an increase in tax expense on GILTI.

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in millions):

	As of	
	September 27, 2024	September 29, 2023
Deferred tax assets:		
Inventory	$ 44.5	$ 24.1
Accrued compensation and benefits	16.5	14.4
Product returns, allowances, and warranty	5.5	7.0
Share-based and other deferred compensation	25.3	24.5
Net operating loss carry forwards	6.4	12.2
Tax credits	165.7	155.7
Operating leases	46.1	45.6
R&D capitalization	170.4	95.3
Intangible assets	50.0	24.4
Other, net	4.8	6.8
Deferred tax assets	535.2	410.0
Less valuation allowance	(174.1)	(164.2)
Net deferred tax assets	361.1	245.8
Deferred tax liabilities:		
Property, plant, and equipment	(22.5)	(18.3)
Operating leases	(47.0)	(44.3)
Net deferred tax liabilities	(69.5)	(62.6)
Total net deferred tax assets	$ 291.6	$ 183.2

The deferred tax assets and liabilities based on tax jurisdictions are presented on our Consolidated Balance Sheets as follows (in millions):

	As of	
	September 27, 2024	September 29, 2023
Deferred tax assets	$303.5	$192.3
Deferred tax liabilities	(11.9)	(9.1)
Net deferred tax assets	$291.6	$183.2

In accordance with GAAP, management has determined that it is more likely than not that a portion of the Company's historic and current year income tax benefits will not be realized. As of September 27, 2024, the Company has a valuation allowance of $174.1 million. This valuation allowance is comprised of $155.4 million related to United States federal and state tax attributes and $18.7 million related to foreign deferred tax assets. The United States tax credits relate primarily to California research tax credits that can be carried forward indefinitely, for which the Company has provided a full valuation allowance. The Company does not anticipate sufficient taxable income or tax liability to utilize the United States and foreign credits. If these benefits are recognized in a future period, the valuation allowance on deferred tax assets will be reversed and up to a $174.1 million income tax benefit may be recognized. The Company will need to generate $1.2 billion of future United States federal taxable income to utilize its United States deferred tax assets, net of deferred tax liabilities and excluding state deferred tax assets with a full valuation allowance, as of September 27, 2024. The Company believes that future reversals of taxable temporary differences, and its forecast of continued earnings in its domestic and foreign jurisdictions, support its decision to not record a valuation allowance on other deferred tax assets. The Company will continue to assess its valuation allowance in future periods. The net valuation allowance increased by $9.9 million in fiscal 2024 primarily related to increases in state tax credit carryforwards.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	Unrecognized Tax Benefits
Balance at September 29, 2023	$57.9
Increases based on positions related to prior years	18.4
Decreases based on positions related to prior years	(7.7)
Increases based on positions related to current year	7.9
Decreases based on expirations of statute of limitations	(8.1)
Decreases based on settlements with taxing authorities	(6.1)
Balance at September 27, 2024	$62.3

Of the total unrecognized tax benefits at September 27, 2024, $47.3 million would impact the effective tax rate, if recognized. The remaining unrecognized tax benefits would not impact the effective tax rate, if recognized, due to the Company's valuation allowance on certain tax attributes.

The Company anticipates reversals within the next 12 months related to items such as the lapse of the statute of limitations, audit closures, and other items that occur in the normal course of business. Although the Company cannot predict the timing of resolution with taxing authorities, if any, the Company believes it is reasonably possible that its unrecognized tax benefits will be reduced by $5.7 million in the next 12 months due to expiration of the applicable statute of limitations. During fiscal 2024, fiscal 2023, and fiscal 2022, the Company recognized $5.5 million, $2.9 million, and $1.2 million, respectively, of interest or penalties related to unrecognized tax benefits. Accrued interest and penalties of $11.7 million and $6.2 million related to uncertain tax positions have been included in long-term tax liabilities within the Consolidated Balance Sheets as of September 27, 2024, and September 29, 2023, respectively.

During fiscal 2023, the Company concluded an Internal Revenue Service examination of its federal income tax returns for the fiscal year ended September 28, 2018 ("fiscal 2018") and the fiscal year ended September 27, 2019 ("fiscal 2019"). The Company agreed to various adjustments to fiscal 2018 and fiscal 2019 tax returns that resulted in the recognition of net tax expense of $1.6 million during fiscal 2023.

The Company's major tax jurisdictions as of September 27, 2024 are the United States, California, Canada, Mexico, Japan, and Singapore. For the United States, the Company has open tax years dating back to fiscal 2021. For California, the Company has open tax years dating back to fiscal 2004. For Canada, the Company has open tax years dating back to fiscal 2017. For Mexico, the Company has open tax years dating back to fiscal 2014. For Japan, the Company has open tax years dating back to fiscal 2017. For Singapore, the Company has open tax years dating back to fiscal 2017. The Company is subject to audit examinations by the respective taxing authorities on a periodic basis, of which the results could impact its financial position, results of operations, or cash flows.

SKYWORKS

In August 2022, the U.S. government enacted the Inflation Reduction Act, which imposes a corporate alternative minimum tax ("CAMT") of 15% on corporations with three-year average annual adjusted financial statement income exceeding $1.0 billion. The Company is subject to the provisions of CAMT in fiscal 2024. CAMT had no impact to the Company's consolidated financial statements for fiscal 2024.

9. STOCKHOLDERS' EQUITY

Common Stock

At September 27, 2024, the Company is authorized to issue 525.0 million shares of common stock, par value $0.25 per share, of which 159.9 million shares are issued and outstanding.

Holders of the Company's common stock are entitled to dividends in the event declared by the Company's Board of Directors out of funds legally available for such purpose. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or declared and set aside. In the event of the Company's liquidation, dissolution, or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock.

Each holder of the Company's common stock is entitled to one vote for each such share outstanding in the holder's name. No holder of common stock is entitled to cumulate votes in voting for directors. The Company's restated certificate of incorporation as amended to date (the "Certificate of Incorporation") provides that, unless otherwise determined by the Company's Board of Directors, no holder of stock has any preemptive right to purchase or subscribe for any stock of any class which the Company may issue or sell.

Preferred Stock

The Company's Certificate of Incorporation has authorized and permits the Company to issue up to 25.0 million shares of preferred stock without par value in one or more series and with rights and preferences that may be fixed or designated by the Company's Board of Directors without any further action by the Company's stockholders. The designation, powers, preferences, rights and qualifications, limitations, and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to such series, which will specify the terms of the preferred stock. At September 27, 2024, the Company had no shares of preferred stock issued or outstanding.

Stock Repurchase and Retirement

On January 31, 2023, the Board of Directors approved a stock repurchase program ("January 31, 2023 stock repurchase program"), pursuant to which the Company is authorized to repurchase up to $2.0 billion of its common stock from time to time through February 1, 2025, on the open market or in privately negotiated transactions, in compliance with applicable securities laws and other legal requirements. The January 31, 2023 stock repurchase program succeeds in its entirety the stock repurchase program approved by the Board of Directors on January 26, 2021 ("January 26, 2021 stock repurchase program"). The timing and amount of any shares of the Company's common stock that are repurchased under the January 31, 2023 stock repurchase program will be determined by the Company's management based on its evaluation of market conditions and other factors. The January 31, 2023 stock repurchase program may be suspended or discontinued at any time. The Company currently expects to fund the January 31, 2023 stock repurchase program using the Company's working capital.

During fiscal 2024, the Company paid $77.4 million (including commissions and excise tax, as applicable) in connection with the repurchase of 0.8 million shares of its common stock (paying an average price of $101.33 per share), all of which shares were repurchased pursuant to the January 31, 2023 stock repurchase program. As of September 27, 2024, $1.9 billion remained available under the January 31, 2023 stock repurchase program.

During fiscal 2023, the Company paid $175.3 million (including commissions) in connection with the repurchase of 1.9 million shares of its common stock (paying an average price of $90.60 per share), all of which shares were repurchased pursuant to the January 26, 2021 stock repurchase program. During fiscal 2022, the Company paid $886.8 million (including commissions) in connection with the repurchase of 6.5 million shares of its common stock (paying an average price of $136.32 per share), all of which shares were repurchased pursuant to the January 26, 2021 stock repurchase program.

Dividends

On November 12, 2024, the Company announced that the Board of Directors had declared a cash dividend on the Company's common stock of $0.70 per share. This dividend is payable on December 24, 2024, to the Company's stockholders of record as of the close of business on December 3, 2024. Future dividends are subject to declaration by the Board of Directors.

Dividends charged to retained earnings were as follows (in millions, except per share data):

| | Fiscal Years Ended | | | |
| | September 27, 2024 | | September 29, 2023 | |
	Per Share	Total Amount	Per Share	Total Amount
First quarter	$0.68	$108.9	$0.62	$ 99.4
Second quarter	0.68	109.1	0.62	98.6
Third quarter	0.68	109.1	0.62	98.7
Fourth quarter	0.70	112.0	0.68	108.5
Total dividends	$2.74	$439.1	$2.54	$405.2

Employee Stock Benefit Plans

As of September 27, 2024, the Company has the following equity compensation plans under which its equity securities were authorized for issuance to its employees and/or directors:

- the 2002 Employee Stock Purchase Plan, as Amended

- the Non-Qualified Employee Stock Purchase Plan, as Amended

- the Amended and Restated 2008 Director Long-Term Incentive Plan

- the Second Amended and Restated 2015 Long-Term Incentive Plan

Except for the Non-Qualified Employee Stock Purchase Plan, as Amended, each of the foregoing equity compensation plans was approved by the Company's stockholders.

As of September 27, 2024, a total of 45.4 million shares are authorized for grant under the Company's share-based compensation plans. The number of common shares reserved for future awards to employees and directors under these plans was 14.7 million at September 27, 2024. The Company currently grants new equity awards to employees under the Second Amended and Restated 2015 Long-Term Incentive Plan and to non-employee directors under the Amended and Restarted 2008 Director Long-Term Incentive Plan, as Amended.

Second Amended and Restated 2015 Long-Term Incentive Plan.   Under this plan, officers, employees, and certain consultants may be granted stock options, restricted stock units, performance stock units, and other share-based awards. The plan has been approved by the stockholders. Under the plan, up to 30.5 million shares have been authorized for grant. A total of 11.6 million shares were available for new grants as of September 27, 2024. The maximum contractual term of options under the plan is seven years from the date of grant. Options granted under the plan at the determination of the compensation committee generally vest ratably over four years. Restricted stock units granted under the plan at the determination of the compensation committee generally vest over three or more years. No dividends or dividend equivalents are accumulated or paid with respect to restricted stock unit awards or other awards until the shares underlying such awards vest and are issued to the award holder. Performance stock units are contingently granted depending on the achievement of certain predetermined performance goals and generally vest over one or more years.

Amended and Restated 2008 Director Long-Term Incentive Plan, as Amended.   Under this plan, non-employee directors may be granted stock options, restricted stock units, and other share-based awards. The plan has been approved by the stockholders. Under the plan a total of 1.5 million shares have been authorized for grant. A total of 0.5 million shares were available for new grants as of September 27, 2024. The maximum contractual term of options granted under the plan is ten years from the date of grant. Options granted under the plan generally vest ratably over four years. Restricted stock units granted under the plan generally vest over one or more years.

Employee Stock Purchase Plans.   The Company maintains a domestic and an international employee stock purchase plan. Under these plans, eligible employees may purchase common stock through payroll deductions of up to 15% of their compensation. The price per share is the lower of 85% of the fair market value of the common stock at the beginning or end of each offering period (six months). The plans provide for purchases by employees of up to an aggregate of 13.5 million shares. Shares of common stock purchased under these plans during fiscal 2024, fiscal 2023, and fiscal 2022, were 0.4 million, 0.3 million, and 0.3 million, respectively. At September 27, 2024, there were 2.6 million shares available for purchase. The Company recognized compensation expense of $10.1 million, $10.9 million, and $9.2 million during fiscal 2024, fiscal 2023, and fiscal 2022, respectively, related to the employee stock purchase plan. The unrecognized compensation expense on the employee stock purchase plan at September 27, 2024, was $4.4 million. The weighted average period over which the cost is expected to be recognized is approximately four months.

Restricted and Performance Awards and Units

The following table represents a summary of the Company's restricted and performance awards and units:

	Shares (in millions)	Weighted Average Grant Date Fair Value
Non-vested awards outstanding at September 29, 2023	3.4	$112.69
Granted(1)	2.5	$ 92.24
Vested	(1.2)	$117.84
Canceled/forfeited	(0.4)	$121.22
Non-vested awards outstanding at September 27, 2024	4.3	$ 98.51

(1)   Includes performance stock awards granted and earned assuming target performance under the underlying performance metrics.

The weighted-average grant date fair value per share for awards granted during fiscal 2024, fiscal 2023, and fiscal 2022, was $92.24, $92.86, and $151.20, respectively.

The following table summarizes the total intrinsic value for awards vested (in millions):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Awards	$111.8	$111.9	$249.6

Valuation and Expense Information

The following table summarizes pre-tax share-based compensation expense by financial statement line item and related tax benefit (in millions):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Cost of goods sold	$ 32.0	$ 20.7	$ 26.9
Research and development	85.5	94.8	93.8
Selling, general, and administrative	62.8	69.6	74.5
Total share-based compensation	$180.3	$185.1	$195.2
Share-based compensation tax expense (benefit)	$ 18.9	$ 9.1	$ (20.1)
Capitalized share-based compensation expense at period end	$ 10.1	$ 14.5	$ 6.8

The following table summarizes total compensation costs related to unvested share-based awards not yet recognized and the weighted-average period over which it is expected to be recognized as of September 27, 2024:

	Unrecognized Compensation Cost for Unvested Awards (in millions)	Weighted Average Remaining Recognition Period (in years)
Awards	$253.1	3.2

The fair value of the restricted stock units is equal to the closing market price of the Company's common stock on the date of grant.

The Company issued performance stock unit awards during fiscal 2024, fiscal 2023, and fiscal 2022 that contained market-based conditions. The fair value of these performance stock unit awards was estimated on the date of the grant using a Monte Carlo simulation with the following weighted-average assumptions:

	Fiscal Year Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Volatility of common stock	37.36%	45.71%	44.04%
Average volatility of peer companies	30.95%	40.74%	46.28%
Average correlation coefficient of peer companies	0.54	0.65	0.65
Risk-free interest rate	4.61%	4.51%	0.79%
Dividend yield	3.04%	2.80%	1.40%

10. LEASES

The Company's lease arrangements consist primarily of corporate, manufacturing, design, and other facility agreements as well as various machinery and office equipment agreements. The leases expire at various dates through 2061, some of which include options to extend the lease term. The longest potential remaining lease term consists of a 37 year land lease in Osaka, Japan.

During fiscal 2024, fiscal 2023, and fiscal 2022, the Company recorded $35.5 million, $39.8 million, and $43.6 million of operating lease expense, and $20.6 million, $19.2 million, and $12.3 million of variable lease expense, respectively.

Supplemental cash information and non-cash activities related to operating leases are as follows (in millions):

	Fiscal Year Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Operating cash outflows from operating leases	$35.4	$34.0	$32.0
Operating lease assets obtained in exchange for new lease liabilities	$16.2	$11.1	$84.6

Operating leases are classified as follows (in millions):

	As of	
	September 27, 2024	September 29, 2023
Other current liabilities	$ 20.2	$ 28.3
Long-term operating lease liabilities	185.9	188.7
Total lease liabilities	$206.1	$217.0

Maturities of lease liabilities under operating leases by fiscal year are as follows (in millions):

	As of September 27, 2024
2025	$ 20.0
2026	32.4
2027	31.0
2028	28.4
2029	26.1
Thereafter	102.4
Total lease payments	240.3
Less: imputed interest	(34.2)
Present value of lease liabilities	206.1
Less: current portion (included in other current liabilities)	(20.2)
Long-term operating lease liabilities	$185.9

Weighted-average remaining lease term and discount rate related to operating leases are as follows:

	As of	
	September 27, 2024	September 29, 2023
Weighted-average remaining lease term (in years)	11.9	12.3
Weighted-average discount rate	3.7%	3.6%

11. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, various lawsuits, claims, and proceedings have been, and may in the future be, instituted or asserted against the Company, including those pertaining to patent infringement, intellectual property, environmental hazards, product liability and warranty, safety and health, employment, and contractual matters.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to the Company's business and have demanded and may in the future demand that the Company license their technology. The outcome of any such litigation cannot be predicted with certainty and some such lawsuits, claims, or proceedings may be disposed of unfavorably to the Company. Generally speaking, intellectual property disputes often have a risk of injunctive relief, which, if imposed against the Company, could materially and adversely affect the Company's financial condition or results of operations. From time to time the Company may also be involved in legal proceedings in the ordinary course of business.

The Company monitors the status of legal proceedings and other contingencies on an ongoing basis to assess whether loss contingencies should be recognized and disclosed in its financial statements and footnotes. The Company does not believe there are any pending legal proceedings that are reasonably possible to result in a material loss. The Company is engaged in various legal actions in the normal course of business and, while there can be no assurances, the Company believes the outcome of all pending litigation involving the Company will not have, individually or in the aggregate, a material adverse effect on its business or financial statements.

Purchase Commitments

The Company purchases materials primarily pursuant to individual purchase orders, some of which have underlying master purchase agreements. Some of these purchase commitments are cancellable, and some are non-cancelable, depending on the terms with each individual supplier. In the event of cancellation, the Company may be required to pay costs incurred through the date of cancellation or other fees. When cancellation would result in incurring costs or other fees, the Company has historically sought to negotiate amended terms to the original agreements and orders to limit its exposure. As such, the Company believes that purchase commitments as of any particular date may not be a reliable indicator of future liabilities.

The Company maintains certain minimum purchase commitments under long-term capacity reservation agreements primarily with foundries for the purchase of wafers. Under these agreements, the Company has agreed to pay a combination of refundable deposits and prepayments to the suppliers in exchange for reserved manufacturing production capacity over the term of the agreements. During fiscal 2023, the Company recorded impairment charges of $47.5 million within cost of goods sold due to reduced overall market demand related to long-term supply capacity deposits. As of September 27, 2024, the

SKYWORKS

deposits and prepayments under the long-term capacity reservation agreements were $141.7 million and $3.0 million, respectively, recorded within other current assets, and $1.3 million and $21.8 million, respectively, recorded within other long-term assets. As of September 29, 2023, the deposits and prepayments under the long-term capacity reservation agreements were $41.7 million and $1.3 million, respectively, recorded within other current assets and $16.0 million of prepayments recorded within other long-term assets.

12. GUARANTEES AND INDEMNITIES

The Company has made no significant contractual guarantees for the benefit of third parties. However, the Company generally indemnifies its customers from third-party intellectual property infringement litigation claims related to its products and, on occasion, also provides other indemnities related to product sales. In connection with certain facility leases, the Company has indemnified its lessors for certain claims arising from the facility or the lease.

The Company indemnifies its directors and officers to the maximum extent permitted under the laws of the state of Delaware. The duration of the indemnities varies and in many cases is indefinite. The indemnities to customers in connection with product sales generally are subject to limits based upon the amount of the related product sales and in many cases are subject to geographic and other restrictions. In certain instances, the Company's indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities in the accompanying consolidated balance sheets and does not expect that such obligations will have a material adverse impact on its financial statements.

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	Fiscal Years Ended		
	September 27, 2024	September 29, 2023	September 30, 2022
Net income	$596.0	$982.8	$1,275.2
Weighted average shares outstanding – basic	160.1	159.4	162.4
Dilutive effect of equity-based awards	1.4	0.9	0.9
Weighted average shares outstanding – diluted	161.5	160.3	163.3
Net income per share – basic	$ 3.72	$ 6.17	$ 7.85
Net income per share – diluted	$ 3.69	$ 6.13	$ 7.81
Anti-dilutive common stock equivalents	–	0.1	0.7

Basic earnings per share are calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. The calculation of diluted earnings per share includes the dilutive effect of equity-based awards that were outstanding during fiscal 2024, fiscal 2023, and fiscal 2022, using the treasury stock method. Shares issuable upon the vesting of performance stock awards are likewise included in the calculation of diluted earnings per share as of the date the condition(s) have been satisfied, assuming the end of the reporting period was the end of the contingency period. Certain of the Company's outstanding share-based awards, noted in the table above, were excluded because they were anti-dilutive, but they could become dilutive in the future.

14. SEGMENT INFORMATION AND CONCENTRATIONS

The Company has a single reportable operating segment which designs, develops, manufactures, and markets similar proprietary semiconductor products, including intellectual property. In reaching this conclusion, management considers the definition of the chief operating decision maker ("CODM"), how the business is defined by the CODM, the nature of the information provided to the CODM, and how that information is used to make operating decisions, allocate resources, and assess performance. The Company's CODM is the president and chief executive officer. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resource decisions and assessment of performance are performed at the consolidated level. The Company assesses its determination of operating segments at least annually.

Disaggregation of Revenue and Geographic Information

The Company presents net revenue by geographic area, based upon the location of the OEMs' headquarters, and by sales channel, as it believes that doing so best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Individually insignificant OEMs are presented based upon the location of the Company's direct customer, which is typically a distributor.

Net revenue by geographic area is as follows (in millions):

| | Fiscal Years Ended | | |
	September 27, 2024	September 29, 2023	September 30, 2022
United States	$3,202.2	$3,603.9	$3,685.7
Taiwan	317.5	344.4	430.4
China	303.4	358.3	599.6
South Korea	203.9	198.3	458.2
Europe, Middle East, and Africa	114.5	204.2	235.8
Other Asia-Pacific	36.5	63.3	75.8
Total net revenue	$4,178.0	$4,772.4	$5,485.5

Net revenue by sales channel is as follows (in millions):

| | Fiscal Years Ended | | |
	September 27, 2024	September 29, 2023	September 30, 2022
Distributors	$3,622.6	$4,235.7	$4,488.1
Direct customers	555.4	536.7	997.4
Total net revenue	$4,178.0	$4,772.4	$5,485.5

The Company's revenue from external customers is generated principally from the sale of semiconductor products. Accordingly, the Company considers its product offerings to be similar in nature and therefore not segregated for reporting purposes.

Property, plant, and equipment, net based on the physical locations within the indicated geographic areas are as follows (in millions):

| | As of | |
	September 27, 2024	September 29, 2023
Japan	$ 526.1	$ 606.4
Singapore	250.2	307.5
Mexico	244.2	233.1
United States	234.7	219.7
Rest of world	25.1	23.4
Total property, plant, and equipment, net	$1,280.3	$1,390.1

Concentrations

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. Trade accounts receivable are primarily derived from sales to manufacturers of communications and consumer products and electronic component distributors. The Company performs ongoing credit evaluations of customers.

During fiscal 2024, fiscal 2023, and fiscal 2022, Apple, through sales to multiple distributors, contract manufacturers, and direct sales for multiple applications including smartphones, tablets, desktop, and notebook computers, watches and other devices, in the aggregate accounted for 69%, 66%, and 58% of the Company's net revenue, respectively.

The Company's three largest accounts receivable balances comprised 80% and 83% of aggregate gross accounts receivable as of September 27, 2024 and September 29, 2023, respectively.

15. SUPPLEMENTAL FINANCIAL INFORMATION

Other current assets consist of the following (in millions):

	As of	
	September 27, 2024	September 29, 2023
Prepaid expenses	$234.8	$306.0
Other	249.9	155.1
Total other current assets	$484.7	$461.1

Other current liabilities consist of the following (in millions):

	As of	
	September 27, 2024	September 29, 2023
Accrued customer liabilities	$192.2	$270.9
Accrued taxes	52.5	58.8
Short-term operating lease liabilities	20.2	28.3
Other	38.1	44.8
Total other current liabilities	$303.0	$402.8

16. DEBT

Debt consists of the following (in millions, except percentages):

	Effective Interest Rate	As of	
		September 27, 2024	September 29, 2023
1.80% Senior Notes due 2026	1.97%	$500.0	$ 500.0
3.00% Senior Notes due 2031	3.13%	500.0	500.0
Term Loans due 2024	(1)	–	300.0
Unamortized debt discount and issuance costs		(5.7)	(7.7)
Total debt		994.3	1,292.3
Less: current portion of long-term debt		–	(299.4)
Total long-term debt		$994.3	$ 992.9

(1)   In fiscal 2023, the effective interest rate of the Terms Loans due in 2024 was 6.37%.

Senior Notes

On May 26, 2021, the Company issued $500.0 million of its 0.90% Senior Notes due 2023 (the "2023 Notes"), $500.0 million of its 1.80% Senior Notes due 2026 (the "2026 Notes"), and $500.0 million of its 3.00% Senior Notes due 2031 (the "2031 Notes" and, together with the 2026 Notes, the "Notes"). During fiscal 2023, the Company repaid $500.0 million of the 2023 Notes at maturity. The Notes are senior unsecured obligations of the Company and rank equally in right of payment with all of its existing and future senior unsecured debt but effectively junior to any of the Company's senior secured debt to the extent of the value of collateral securing such debt and are structurally subordinated to all existing and future obligations of the Company's subsidiaries. The Notes will mature on each respective maturity date, unless earlier redeemed in accordance with their terms. Interest on the Notes is payable on June 1 and December 1 of each year.

The Company may redeem all or a portion of the 2026 Notes and the 2031 Notes at any time and from time to time prior to maturity, in whole or in part, for cash at the applicable redemption prices set forth in the respective supplemental indenture. If the Company undergoes a change of control repurchase event, as defined in the indenture governing the Notes (as supplemented, the "Indenture"), holders may require the Company to repurchase the Notes in whole or in part for cash at a price equal to 101% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest. As of September 27, 2024, the Company considered the likelihood of acceleration related to the 2026 and 2031 Notes and recorded the Notes as long-term debt. The Notes are recorded net of discount and issuance costs, which are amortized to interest expense over the respective terms of these borrowings.

The Indenture contains customary events of default, including failure to make required payments of principal and interest, certain events of bankruptcy and insolvency, and default in the performance or breach of any covenant or warranty contained in the Indenture or the Notes. As of September 27, 2024, the Company was in compliance with all debt covenants under the Senior Notes.

Term Credit Agreement

On May 21, 2021, the Company entered into a term credit agreement (as amended, the "Term Credit Agreement") providing for a $1.0 billion term loan facility (the "Term Loan Facility"). On July 26, 2021, the Company borrowed $1.0 billion in aggregate principal amount of term loans (the "Term Loans") under the Term Loan Facility to finance a portion of the purchase price for the acquisition of the Infrastructure and Automotive business of Silicon Laboratories Inc. and to pay fees and expenses incurred in connection therewith. During fiscal 2024, fiscal 2023, and fiscal 2022, the Company repaid $300.0 million, $400.0 million, and $50.0 million, respectively, of outstanding borrowings under the Term Loans. The Term Credit Agreement expired on July 26, 2024.

Revolving Credit Agreement

On May 21, 2021, the Company entered into a revolving credit agreement (as amended, the "Revolving Credit Agreement") providing for a $750.0 million revolving credit facility (the "Revolver"). The proceeds of the Revolver will be used for general corporate purposes and working capital needs of the Company and its subsidiaries.

The Revolver provides for revolving credit borrowings and letters of credit, with sublimits for letters of credit. The Revolver may be increased in specified circumstances by up to $250.0 million at the discretion of the lenders. The Revolver matures on July 26, 2026, and all unpaid borrowings, together with accrued and unpaid interest thereon, are repayable at maturity.

The Revolving Credit Agreement contains customary representations and warranties and covenants, including restrictions on the incurrence of indebtedness by non-guarantor subsidiaries and the creation of liens, and a financial covenant consisting of a limitation on leverage, defined as consolidated total indebtedness divided by consolidated earnings before interest, taxes, depreciation, and amortization for the period of four consecutive quarters not to exceed a ratio of 3.0 to 1.0. As of September 27, 2024, there were no borrowings outstanding and the Company was in compliance with all debt covenants under the Revolver.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Skyworks Solutions, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Skyworks Solutions, Inc. and subsidiaries (the Company) as of September 27, 2024 and September 29, 2023, the related consolidated statements of operations, comprehensive income, cash flows, and stockholders' equity for each of the years in the three-year period ended September 27, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of September 27, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 27, 2024 and September 29, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended September 27, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for

SKYWORKS®

external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Application of tax laws and regulations

As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company recorded an income tax provision of $40.4 million for the year ended September 27, 2024, which is comprised of current and deferred taxes on domestic and foreign income. The application of tax laws and regulations to calculate tax liabilities is subject to legal and factual interpretation, judgment, and uncertainty in a multitude of jurisdictions. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings.

We identified the evaluation of the application of tax laws and regulations in certain jurisdictions as a critical audit matter. Challenging auditor judgment and the involvement of tax professionals with specialized skills and knowledge were required due to the Company's application of the tax laws and regulations within the manually prepared income tax provision.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process, including controls relating to the application of the tax laws and regulations. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the Company's application of the tax laws and regulations in certain jurisdictions, including the resulting calculations, within the manually prepared income tax provision.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Irvine, California
November 15, 2024

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of September 27, 2024. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 Internal Control – Integrated Framework.

Based on their assessment, management concluded that, as of September 27, 2024, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting as stated within their report which appears herein.

Changes in Internal Control Over Financial Reporting

During the third quarter of fiscal 2024, we completed the implementation of our new enterprise resource planning ("ERP") system and have modified certain existing internal control processes and procedures related to the new system. These changes did not materially affect our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of fiscal 2024. As we add new functionality under this ERP system, we will continue to assess the impact on our internal control over financial reporting.

Director and Officer Trading Arrangements

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement (as defined in Item 408(a)(i) of Regulation S-K) or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the fourth quarter of fiscal 2024.

Principal Accounting Officer Transition

On November 11, 2024, Philip Carter notified the Company of his intention to resign from his position as Vice President, Corporate Controller and principal accounting officer ("PAO") of the Company to pursue another opportunity. Mr. Carter's departure is not due to any disagreement with the Company on any matter relating to the Company's financial statements, internal control over financial reporting, operations, policies or practices. Mr. Carter served as PAO of the Company through November 15, 2024. Effective upon Mr. Carter's resignation, Kris Sennesael, age 55, Senior Vice President and Chief Financial Officer of the Company, a role he has held since he joined the Company in August 2016, assumed the role of PAO of the Company.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

Our common stock is traded on the Nasdaq Global Select Market under the symbol "SWKS".

The number of stockholders of record of our common stock as of November 12, 2024, was 7,658. On November 12, 2024, the Company announced that the Board of Directors had declared a cash dividend of $0.70 per share of common stock, payable on December 24, 2024, to stockholders of record as of December 3, 2024. We pay, and intend to continue to pay, quarterly dividends subject to capital availability and periodic determinations made by our Board of Directors that cash dividends are in the best interests of our stockholders.

Future cash dividends may be affected by, among other items, our views on potential future capital requirements, including those relating to research and development, creation and expansion of investments and acquisitions, stock repurchase programs, debt issuances and repayments, changes in federal and state income tax law, and changes to our business model.

Issuer Purchases of Equity Securities

The following table provides information regarding repurchases of common stock made during the three months ended September 27, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(1)(2)
06/29/24-07/26/24	6,244(3)	$116.18	–	$1.9 billion
07/27/24-08/23/24	10,615(3)	$108.30	–	$1.9 billion
08/24/24-09/27/24	395(3)	$107.70	–	$1.9 billion
	17,254		–	

(1) We announced on February 6, 2023 that our Board of Directors had approved a stock repurchase program on January 31, 2023, which authorizes the repurchase of up to $2.0 billion of our common stock from time to time on the open market or in privately negotiated transactions, in compliance with applicable securities laws and other legal requirements, and which is scheduled to expire on February 1, 2025.

(2) The Company's net share repurchases are subject to a 1% excise tax under the Inflation Reduction Act. Excise tax incurred reduces the amount available under the repurchase program, as applicable, and is included in the cost of shares repurchased in the Consolidated Statement of Stockholders' Equity.

(3) Represents shares repurchased by us at the fair market value of the common stock as of the applicable purchase date, in connection with the satisfaction of tax withholding obligations under equity award agreements.

Comparative Stock Performance Graph

The following graph shows the change in Skyworks' cumulative total stockholder return for the last five fiscal years, based upon the market price of Skyworks' common stock, compared with the cumulative total return on: (i) the Standard & Poor's 500 Index and (ii) the Standard & Poor's 500 Semiconductor Index. The graph assumes a total initial investment of $100 on September 27, 2019, and shows a "Total Return" that assumes reinvestment of dividends, if any, and is based on market capitalization at the beginning of each period.



Comparison of Cumulative Five-Year Total Return

Total Return to Stockholders
(Includes reinvestment of dividends)

ANNUAL RETURN PERCENTAGE

Company Name / Index	Years Ending				
	10/02/20	10/01/21	09/30/22	09/29/23	09/27/24
Skyworks Solutions, Inc.	92.54	13.02	-46.98	18.53	3.06
S&P 500 Index	15.25	32.06	-16.43	21.62	35.76
S&P 500 Semiconductors	50.06	36.11	-29.76	93.95	109.89

INDEXED RETURNS

Company Name / Index	Years Ending					
	Base Period 09/27/19	10/02/20	10/01/21	09/30/22	09/29/23	09/27/24
Skyworks Solutions, Inc.	100	192.54	217.61	115.37	136.75	140.93
S&P 500 Index	100	115.25	152.19	127.18	154.68	210.00
S&P 500 Semiconductors	100	150.06	204.25	143.46	278.25	584.02

SKYWORKS

The stock performance graph shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall it be incorporated by reference into any past or future filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933 or the Exchange Act.



Executive Management

Philip G. Brace
Director, Chief Executive Officer and President

Carlos S. Bori
Senior Vice President, Sales and Marketing

Kari Durham
Senior Vice President, Human Resources

Yusuf Jamal
Senior Vice President and General Manager, Diversified Analog Solutions

Reza Kasnavi
Executive Vice President, Chief Operations and Technology Officer

Joel R. King
Senior Vice President and General Manager, Mobile Solutions

Brian Mirkin
Senior Vice President and General Manager, Mixed Signal Solutions

Kris Sennesael
Senior Vice President and Chief Financial Officer

Robert J. Terry
Senior Vice President, General Counsel and Secretary

Board of Directors

Christine King
Chairman of the Board, Skyworks Solutions, Inc. Retired Executive Chairman, QLogic Corporation

Alan S. Batey
Retired Executive Vice President and President of North America, General Motors

Kevin L. Beebe
President and Chief Executive Officer, 2BPartners, LLC

Philip G. Brace
Chief Executive Officer and President, Skyworks Solutions, Inc.

Eric J. Guerin
Chief Financial Officer, RB Global, Inc.

Suzanne E. McBride
Chief Operations Officer, Iridium Communications Inc.

David P. McGlade
Retired Executive Chairman, Intelsat S.A.

Robert A. Schriesheim
Chairman, Truax Partners LLC

Maryann Turcke
Former Chief Operating Officer, National Football League

Transfer Agent and Registrar

Equiniti Trust Company, LLC
55 Challenger Road, 2nd Floor
Ridgefield Park, New Jersey 07660
(877) 366-6437 (Toll Free)
(718) 921-8124 (Local and International)
https://equiniti.com/us/ast-access/individuals/

Our transfer agent can help you with a variety of stockholder-related services including change of address, lost stock certificates, stock transfers, account status and other administrative matters.

Investor Relations

You can contact Skyworks' Investor Relations team directly to order an Investor's Kit or to ask investment-oriented questions about Skyworks at:

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
Attn: Raji Gill
(917) 648-9843
raji.gill@skyworksinc.com

You can also view this annual report along with other financial-related information and other public filings with the U.S. Securities and Exchange Commission at: skyworksinc.com.

Independent Registered Public Accountants

KPMG LLP

Executive Offices

Skyworks Solutions, Inc.
5260 California Avenue
Irvine, CA 92617
(949) 231-3000

Common Stock

Skyworks common stock is traded on the Nasdaq Global Select Market® under the symbol SWKS.

Annual Meeting

The annual meeting of stockholders will be held virtually on May 14, 2025, at virtualshareholdermeeting.com/SWKS2025.



skyworksinc.com